FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 30, 2006

Commission File Number: 001-14554

Banco Santander Chile
 Santander-Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

     We have made statements in this report on Form 6-K that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding

•	growth of our fee-based business

•	financing plans

•	impact of competition

•	impact of regulation

•	exposure to market risks:

• interest rate risk

• foreign exchange risk

• equity price risk

•	projected capital expenditures

•	liquidity

•	trends affecting:

• our financial condition

• our results of operation

     The sections of this report which contain forward-looking statements include, without limitation, “Item 1: Key Information—Risk Factors,” “Item 2: Information on the Company—Strategy,” “Item 3: Operating and Financial Review and Prospects,” “Item 6: Financial Information—Legal Proceedings” and “Item 8: Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

     You should understand that the following important factors, in addition to those discussed elsewhere in this report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

  changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies changes in economic conditions

  the monetary and interest rate policies of the Central Bank inflation or deflation

  unemployment

  unanticipated turbulence in interest rates

  movements in foreign exchange rates

  movements in equity prices or other rates or prices

  changes in Chilean and foreign laws and regulations

  changes in taxes

  competition, changes in competition and pricing environments our inability to hedge certain risks economically

  the adequacy of loss allowances

  technological changes

  changes in consumer spending and saving habits

  increased costs

  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms changes in, or failure to comply with, banking regulations our ability to successfully market and sell additional services to our existing customers disruptions in client service

  natural disasters

  successful implementation of new technologies

  an inaccurate or ineffective client segmentation model

     You should not place undue reliance on such statements, which speak only as of the date that they were made. The forward-looking statements contained in this report speak only as of the date of this report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

     As used in this report on Form 6-K, “Santander-Chile”, “the Bank”, “we,” “our” and “us” mean Banco Santander-Chile and its consolidated subsidiaries, the bank resulting from the merger of Santiago and Old Santander-Chile.

     When we refer to “Santiago” in this report, we refer to Banco Santiago and its consolidated subsidiaries prior to its merger with Old Santander-Chile. When we refer to “Old Santander-Chile” in this report, we refer to the former Banco Santander-Chile and its consolidated subsidiaries, which ceased to exist upon its merger into Santiago, effected on August 1, 2002.

     As used in this report on Form 6-K, the term “billion” means one thousand million (1,000,000,000).

     In this report, references to “$”, “US$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 3: Operating and Financial Review and Prospects” and Note 1(c) to the Unaudited Consolidated Financial Statements.

     In this report, references to the “Audited Consolidated Financial Statements” are to the audited consolidated financial statements of Santander-Chile at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 (together with the notes thereto) contained in Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. References to the “Unaudited Consolidated Financial Statements” are to the unaudited consolidated financial statements of Santander-Chile at and for the six-months ended June 30, 2005 and 2006 (together with the notes thereto) included elsewhere in this report on Form 6-K.

     In this report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría. This committee is the successor of the Directors Committee created under Law 19,705 in 2000 and the Audit Committee created by the Board of Directors of Banco Santiago in 1995. On September 22, 2004, the Superintendency of Banks authorized that the functions of the Audit Committee be performed by the Directors Committee. On October 19, 2004, the Board of Directors of Banco Santander Chile, by resolution No. 357, approved the merger of both committees and the transfer of all functions of both committees to the Comité de Directores y Auditoría, which was created on the same date.

      In this report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord.

PRESENTATION OF FINANCIAL INFORMATION

Currency and Accounting Principles

     Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its audited and unaudited consolidated financial statements in conformity with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Chilean GAAP” in this report on Form 6-K are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 27 to the Audited Consolidated Financial Statements and Note 26 to the Unaudited Consolidated Financial Statements for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

     Pursuant to Chilean GAAP, amounts expressed in the Unaudited Consolidated Financial Statements and all other amounts included elsewhere throughout this report on Form 6-K at all dates other than the year end and for all periods other than full years expressed in Chilean pesos are expressed in constant Chilean pesos as of June 30, 2006. Amounts at any year end and for any full year period expressed in Chilean pesos are expressed in constant pesos as of December 31, 2005. The monetary correction factor for amounts as of June 30, 2006 compared to December 31, 2005 was 1.13% . See Note 1(c) to the Unaudited Consolidated Financial Statements.

Loans

     Unless otherwise specified, all references herein (except in the Unaudited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Superintendency of Banks. Non-performing loans include loans for which either principal or interest is overdue, and which do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days after initiation of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue. See “Item 3E: Asset and Liability Management—Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

     According to the regulations established by the Superintendency of Banks, Santander-Chile is required to write-off commercial loans no later than 24 months after being classified as past due, if unsecured, and if secured, no later than 36 months after being classified as past due. When an installment of a past due corporate loan (whether secured or unsecured) is written-off, we must write-off all installments which are overdue, notwithstanding our right to write-off the entire amount of the loan. Once any amount of a loan is written-off, each subsequent installment must be written-off as it becomes overdue, notwithstanding our right to write-off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes three months past due, Santander-Chile must write-off the entire remaining part of the loan. We may write-off any loan (whether commercial or consumer) before the first installment becomes overdue, but only in accordance with special procedures established by the Superintendency of Banks. Loans are written-off against the loan-loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written-off against income. See Item 3. “Operating and Financial Review and Prospects—Assets and Liability Management—Analysis of Loan Loss Allowance.”

     Outstanding loans and the related percentages of Santander-Chile’s loan portfolio consisting of corporate and consumer loans in the section entitled “Item 2C: Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of the loan portfolio of Santander-Chile consisting of corporate and consumer loans in the section entitled “Item 3 E: Asset and Liability Management—Selected Statistical Information” are categorized in accordance with the reporting requirements of the Superintendency of Banks, which are based on the type and term of loans.

Effect of Rounding

     Certain figures included in this report and in the Unaudited Consolidated Financial Statements have been rounded for ease of presentation. Percentage figures included in this report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in the Unaudited Consolidated Financial Statements. Certain other amounts that appear in this report may not sum due to rounding.

Economic and Market Data

     In this report, unless otherwise indicated, all macro-economic data related to the Chilean economy is based on information published by the Banco Central de Chile (the “Central Bank”), and all market share and other data related to the Chilean financial system is based on information published by the Superintendency of Banks and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available.

Exchange Rates

     This report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rates indicated in preparing the audited and unaudited consolidated financial statements, could be converted into U.S. dollars at the rates indicated or were converted at all.

     Unless otherwise indicated, all the U.S. dollar amounts at any year end or for any full year have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on December 30, 2005 (the latest practicable date, as December 31, 2005 was a banking holiday in Chile), which was Ch$514.21 per US$1.00, and all the U.S. dollar amounts at and for the six-months ended June 30, 2005 and 2006 have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on June 30, 2006, which was Ch$547.31 per US$1.00. The observed exchange rates reported by the Central Bank on December 31, 2005 and June 30, 2006 are based upon the actual exchange rates as of December 29, 2005 and June 29, 2006, respectively, and are the exchange rates specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the periods ended December 31, 2005 and June 30, 2006, respectively. The observed exchange rate on November 24, 2006 was Ch$529.17 per US$1.00, reflecting an accumulated appreciation of 3.3% from June 30, 2006. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate see “Item 1: Exchange Rates.”

ITEM 1. KEY INFORMATION

A. Selected Financial Data

     The following table presents historical financial information about us at the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Annual Consolidated Financial Statements as appearing in our 2005 Form 20-F and our Interim Unaudited Consolidated Financial Statements at and for the six-month period ended June 30, 2005 and 2006 included in this report on Form 6-K. Our Audited Annual Consolidated Financial Statements and our Interim Unaudited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 27 to our Audited Annual Consolidated Financial Statements in our Form 20-F provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity at December 31, 2004 and 2005. Note 26 to our Interim Unaudited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the six-month periods ended June 30, 2005 and 2006 and shareholders’ equity at June 30, 2005 and 2006.

	At and for the years ended December 31,						At and for the six-months ended June 30,

	2001	2002	2003	2004	2005	2005	2005	2006	2006

	(in millions of constant Ch$ of December 31, 2005)(1)					(in thousands of U.S.$)(1)(2)	(in millions of constant Ch$ of June 30, 2006)(1)		(in thousands of U.S.$)(1)(2)

								(unaudited)
CONSOLIDATED
INCOME
STATEMENT
DATA
Chilean GAAP:
Interest revenue	639,738	1,105,866	651,540	812,032	985,669	1,916,860	445,155	558,785	1,020,966
Interest expense	(360,962)	(549,012)	(330,119)	(326,743)	(439,790)	(855,273)	(185,095)	(259,647)	(474,406)

Net interest revenue	278,776	556,854	321,421	485,289	545,879	1,061,587	260,060	299,138	546,560
Provisions for loan
losses	(38,886)	(70,831)	(71,592)	(83,677)	(63,532)	(123,554)	(30,192)	(47,231)	(86,297)
Total fees and income
from services, net	53,357	109,497	118,762	126,013	138,366	269,085	65,100	78,097	142,693
Other operating income,
net (3)	13,808	(14,815)	169,373	20,555	(12,514)	(24,336)	13,036	15,949	29,141
Other income and
expenses, net	11,013	(34,259)	2,132	(4,206)	(21,468)	(41,749)	(20,318)	(18,973)	(34,665)
Operating expenses	(169,970)	(307,487)	(265,749)	(277,989)	(279,053)	(542,683)	(136,568)	(145,544)	(265,926)
Loss from price-level
restatement	(8,408)	(13,962)	(8,179)	(12,417)	(18,140)	(35,227)	(4,956)	(7,466)	(13,641)
Income before income
taxes	127,177	198,054	266,169	253,570	289,538	563,073	146,162	173,970	317,865
Income (taxes) benefits	3,908	(29,409)	(46,382)	(47,578)	(49,828)	(96,902)	(25,760)	(29,191)	(53,336)
Net income	131,084	168,645	219,786	205,991	239,710	466,171	120,402	144,779	264,529
Net income per share	1.33	0.89	1.17	1.09	1.27	0.00247	0.64	0.77	0.00140
Net income per ADS (4).	1,376.64	929.83	1,211.82	1,135.71	1,321.61	2.57	663.85	798.25	1.46
Dividends per share (5)	1.03	1.33	0.89	1.17	1.09	0.00212	1.09	0.83	0.00161
Dividends per ADS (5)	1,068.90	1,376.64	929.83	1,211.82	1,135.71	2.21	1,135.71	859.08	1.67
Weighted-average shares
outstanding (in
millions)	98,934.2	188,446.1	188,446.1	188,446.1	188,446.1	—	188,446.1	188,446.1	—

U.S. GAAP:
Net interest income (6)	513,803	552,831	299,796	464,832	553,121	1,075,671	273,828	315,946	577,271
Provision for loan losses	(76,785)	(70,912)	(91,093)	(67,493)	(64,561)	(125,554)	(31,233)	(47,233)	(86,300)
Amortization of
goodwill	43,040	—	—	—	—	—	—	—	—
Net income	170,949	148,071	189,778	206,130	226,042	439,591	109,776	138,745	253,503
Net income per Share (7)	0.91	0.79	1.01	1.10	1.20	0.00233	0.58	0.74	0.00135
Net income per ADS (7).	942.55	816.41	1,046.34	1,136.50	1,246.26	2.42	605.24	764.95	1.40
Weighted-avg. shares
outstanding (in
millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	—	188,446.1	188,446.1	—
Weighted-avg. ADS
outstanding (in
millions)	181.377	181.377	181.377	181.377	181.377	—	181.377	181.377	—

	At and for the years ended December 31,						At and for the six-months ended June 30,

	2001	2002	2003	2004	2005	2005	2005	2006	2006

	(in millions of constant Ch$ of December 31, 2005)(1)					(in thousands of U.S.$)(1)(2)	(in millions of constant Ch$ of June 30, 2006)(1)		(in thousands of U.S.$)(1)(2)

								(unaudited)
CONSOLIDATED
BALANCE
SHEET DATA
Chilean GAAP:
Cash and due from
banks	613,247	1,048,680	1,044,980	982,576	1,224,962	2,382,221	1,397,281	1,586,364	2,898,474
Investments (8)	1,042,365	2,679,370	2,032,066	2,061,505	1,249,495	2,429,931	1,483,196	1,565,034	2,859,502
Loans, net of
allowances	5,458,235	8,253,544	7,911,569	8,752,111	9,996,407	19,440,321	9,606,005	11,005,488	20,108,326
Loan loss
allowances	(104,268)	(179,727)	(178,639)	(179,559)	(147,866)	(287,560)	(177,987)	(147,583)	(269,652)
Derivatives (9)	—	—	—	—	—	—	131,659	325,163	594,111
Other assets	348,494	218,599	303,873	433,377	347,923	676,617	1,365,987	724,877	1,324,436
Total assets (6)	7,462,341	12,500,190	11,596,376	12,507,481	13,096,821	25,469,791	13,984,128	15,206,926	27,784,850
Deposits	3,837,001	6,522,038	5,868,778	6,991,517	8,075,521	15,704,714	5,468,913	6,645,164	12,141,499
Other interest-
bearing liabilities	2,499,893	4,203,590	3,600,611	3,279,243	2,842,461	5,527,824	3,138,535	3,562,238	6,508,629
Derivatives (9)	—	—	—	—	—	—	115,850	289,098	528,216
Shareholders’ equity	594,907	1,032,570	1,080,366	1,069,103	1,081,832	2,103,872	992,206	1,084,985	1,982,395

U.S. GAAP:
Total assets	12,856,751	12,152,674	11,220,032	12,256,764	13,837,675	26,910,552	13,960,502	15,072,125	27,538,552
Long-term
borrowings	3,999,436	3,314,851	2,545,906	1,870,374	1,427,677	2,776,447	1,676,710	1,661,397	3,035,569
Shareholders' equity	1,513,766	1,917,506	1,920,773	1,911,668	1,898,262	3,691,608	1,854,993	1,936,283	3,537,818
Goodwill	555,624	789,779	789,779	789,779	789,779	1,535,908	798,703	798,703	1,459,325

	At and for the year ended December 31,					At and for the six-months ended June 30,

	2001	2002	2003	2004	2005	2005	2006

CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and performance:
Net interest margin(10)	4.5%	4.8%	3.0%	4.4%	4.7%	4.5%	4.7%
Return on average total assets(11)	1.9%	1.3%	1.8%	1.7%	1.8%	1.8%	1.9%
Return on average shareholders’ equity(12)	23.2%	16.2%	22.1%	20.2%	24.1%	23.1%	26.1%
Capital:
Average shareholders’ equity as a percentage of
average total assets	8.1%	8.3%	8.1%	8.2%	7.4%	7.8%	7.4%
Total liabilities as a multiple of shareholders’
equity	11.5	11.1	9.7	11.7	12.1	14.1	14.0
Credit Quality:
Substandard loans as a percentage of total
loans(13)	2.2%	3.2%	3.6%	3.7%	2.6%	3.2%	3.0%
Allowance for loan losses as percentage of total
loans	2.1%	2.1%	2.2%	2.0%	1.5%	1.9%	1.3%
Past due loans as a percentage of total loans(14)	1.3%	2.1%	2.2%	1.5%	1.1%	1.3%	0.8%
Operating Ratios:
Operating expenses/operating revenue(15)	49.1%	47.2%	43.6%	44.0%	41.5%	40.4%	37.0%
Operating expenses/average total assets (16)	2.4%	2.3%	2.2%	2.2%	2.1%	2.0%	1.9%
Ratio of earnings to fixed charges(17):
Including interest on deposits	1.35	1.36	1.81	1.77	1.65	1.82	1.67
Excluding interest on deposits	1.68	1.65	2.34	2.26	2.46	2.57	2.61

U.S. GAAP(18):
Profitability and performance:
Net interest margin (19)	4.5%	4.7%	2.8%	4.3%	4.8%	4.7%	4.9%
Return on average total assets (20)	1.4%	1.2%	1.6%	1.8%	1.7%	1.6%	1.9%
Return on average shareholders’ equity (21)	11.7%	8.6%	9.9%	10.8%	11.9%	11.6%	14.4%
Ratio of earnings to fixed charges(17):
Including interest on deposits	1.36	1.37	1.83	1.87	1.71	1.88	1.73
Excluding interest on deposits	1.71	1.67	2.35	2.43	2.51	2.65	2.70

OTHER DATA
Inflation Rate(22)	2.6%	2.8%	1.1%	2.4%	3.7%	2.7%	3.9%
Revaluation (devaluation) rate (Ch$/U.S.$) at
period end(22)	14.6%	8.6%	(15.9%)	(6.6%)	(8.1%)	(5.5%)	(9.1%)
Number of employees at period end(23)	4,489	8,314	7,535	7,380	7,482	7,383	7,782
Number of branches and offices at period end	169	347	345	315	352	327	367

(1)	Except per share data, percentages and ratios, share amounts, employee numbers and branch numbers.

(2)	Amounts stated in U.S. dollars at and for the year ended December 31, 2005 have been translated from Chilean pesos at the observed exchange rate of Ch$514.21 = U.S.$1.00 at December 30, 2005. Amount stated in U.S. dollars at and for the six-months ended June 30, 2006 have been translated from Chilean pesos at the observed exchange rate of Ch$547.31 = U.S. $1.00 at June 30, 2006. See “Item 1: Key Information—Exchange Rates” for more information on the observed exchange rate.

(3)	Includes in the six months ended June 30, 2006, a gain of Ch$7,089 million resulting from the application of new accounting principles in that period. See “Item 3: Operating and Financial Review and Prospects—New Accounting Standards for Financial investments and Derivatives” and Note 1 of our Unaudited Consolidated Financial Statements.

(4)	1 ADS = 1,039 shares of common stock.

(5)	The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS.

(6)	Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income and total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Consolidated Financial Statements at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and Note 26 of our Unaudited Consolidated Financial Statements at and for the six months ended June 30, 2005 and 2006.

(7)	Net income per share and per ADS in accordance with U.S. GAAP has been calculated on the basis of the weighted-average number of shares or ADSs, as applicable, outstanding during the period.

(8)	Includes principally Chilean government securities, corporate securities, other financial investments and investment collateral under agreements to repurchase.

(9)	At June 30, 2006, derivatives are valued at market price and classified as a separate line item in the balance sheet. At prior dates, derivatives are classified under “other assets” and “other liabilities”, and generally recorded at net notional amount. Our derivatives holdings at June 30, 2005 have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles. Amounts at December 31, 2005 and at dates prior to June 30, 2005 have not been reclassified. See “Item 3: Operating and Financial Review and Prospects—New Accounting Standards for Financial investments and Derivatives” and Note 1 of our Unaudited Consolidated Financial Statements.

(10)	Net interest revenue (net interest revenue for the six months ended June 30, 2005 and 2006 is annualized (multiplied by 2)) divided by average interest earning assets (as presented in “Item 3: Selected Statistical Information”).

(11)	Net income (net income for the six months ended June 30, 2005 and 2006 is annualized (multiplied by 2)) divided by average total assets (as presented in “Item 3: Selected Statistical Information”).

(12)	Net income (net income for the six months ended June 30, 2005 and 2006 is annualized (multiplied by 2)) divided by average shareholders’ equity (as presented in “Item 3: Selected Statistical Information”).

(13)	Substandard loans in the old rating system included all loans rated B- or worse. In the new loan risk classification system which took effect in 2004, substandard loans include all consumer and mortgage loans rated B- or worse and commercial loans rated C1 or worse. See “Item 3E-Asset and Liability Management-Analysis of Substandard Loans and Amounts Past Due” .

(14)	Past due loans are loans the principal or interest amount of which is overdue for 90 or more days, and do not include the installments of such loans that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

(15)	Operating revenue includes “Net interest revenue,” “Total fees and income from services, net” and “Other operating income, net.”

(16)	For the six months ended June 30, 2005 and 2006, operating expenses have been annualized (multiplied by 2).

(17)	For the purpose of computing the ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of gross interest expense and the proportion deemed representative of the interest factor of rental expense.

(18)	The following ratios have been calculated using U.S. GAAP figures except for net interest margin. See footnote 18 regarding calculation of net interest margin.

(19)	Net interest margin has been determined by applying the relevant U.S. GAAP adjustments to net interest income for the six month periods ended June 30, 2005 and 2006 amortized (multiplied by 2) presented in accordance with Article 9 of Regulation S-X divided by interest earning assets which is calculated on a Chilean GAAP basis. See Note 27(y) to our Consolidated Financial Statements at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and Note 26(y) of our Unaudited Consolidated Financial Statements at and for the six months ended June 30, 2005 and 2006. For the six months ended June 30, 2005 and 2006, net interest margin is annualized (multiplied by 2).

(20)	Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Consolidated Financial Statements at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and Note 26 of our Unaudited Consolidated Financial Statements at and for the six months ended June 30, 2005 and 2006. For the six months ended June 30, 2005 and 2006, net income has been annualized (multiplied by 2).

(21)	Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity presented in accordance with Article 9 of Regulation S-X. See Note 27(y) to our Consolidated Financial Statements at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and Note 26(y) of our Unaudited Consolidates Financial Statements at and for the six months ended June 30, 2005 and 2006. For the six months ended June 30, 2005 and 2006, net income has been annualized (multiplied by 2).

(22)	Based on information published by the Central Bank.

(23)	The number of employees presented in this table at December 31, 2001 are those of Santiago only, excluding subsidiaries, because consolidated employee information was not available in that year.

Exchange Rates

     Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market and the Mercado Cambiario Informal, or the Informal Exchange Market. Under Law 18,840, the organic law of the Central Bank, or the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Report must be transacted at the spot market rate in the Formal Exchange Market. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

     Purchases and sales of foreign currencies performed may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On June 30, 2006, the exchange rate in the Informal Exchange Market was Ch$538.85 or 1.5% lower than the published observed exchange rate for such date of Ch$547.31 per U.S.$1.00.

     The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)

Year	Low (2)	High(2)	Average (3)	Period End (4)

2001	557.13	716.62	634.94	656.20
2002	641.75	756.56	689.24	712.38
2003	593.10	758.21	691.54	599.42
2004	559.21	649.45	609.55	559.83
2005	509.70	592.75	559.86	514.21
Month

May 2006	512.76	532.92	520.79	531.11
June 2006	529.91	549.63	542.46	547.31
July 2006	537.56	545.93	540.62	539.41
August 2006	530.69	545.36	538.53	537.77
September 2006	536.63	540.80	538.65	538.22
October 2006	524.12	537.63	530.95	525.99
November 2006 (5)	523.34	529.66	526.86	529.17

Source: Central Bank.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.
(4)	As reported by the Central Bank the first business day of the following period.
(5)	Period from November 1 through November 24, 2006.

Dividends

     Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2005 dividend must be proposed and approved during the first four months of 2006. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

     Under the General Banking Law a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the infringement of minimal capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

     Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the depositary and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Taxation—Chilean Tax Considerations”). See “Item 10E: Taxation” of our Annual Report on 20-F for the fiscal year ended December 31, 2005. Owners of the ADSs will not be charged any dividend remittance fees by the depositary with respect to cash or stock dividends.

     Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank

deregulated the Exchange Market eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10D: Exchange Controls” of our Annual Report on 20-F for the fiscal year ended December 31, 2005.

     The following table presents dividends paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings(4)

2003	157,315	0.83	867.40	100
2004	206,975	1.10	1,141.16	100
2005	198,795	1.05	1,096.06	100
2006	155,812	0.83	859.08	65

(1)	Million of nominal pesos.
(2)	Calculated on the basis of 188,446 million shares
(3)	Calculated on the basis of 1,039 shares per ADS.
(4)	Calculated by dividing dividend paid in the year by net income for the previous year.

B. Risk Factors

     You should carefully consider the following risk factors, as well as all the other information presented in this Report before investing in securities issued by us. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

     We are subject to market risks that are presented both in this subsection and in “Item 3: Operating and Financial Review and Prospect.” and “Item 8: Quantitative and Qualitative Disclosures About Market Risk”

Risks Associated with Our Business

Increased competition and industry consolidation may adversely affect results of our operations.

     The Chilean market for financial services is highly competitive. We compete with other Chilean private-sector domestic and foreign banks, with Banco del Estado, a public-sector bank, with department stores and the larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower-middle to middle-income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from individuals and for small and medium-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

     We also face competition from non-bank and non-finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has seen rapid growth.

     The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, in January 2002, Banco de Chile and Banco de A. Edwards, the third and fifth largest banks in Chile respectively, merged to become the largest Chilean bank at that time. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. In addition, Law No. 19,769 allows insurance companies to participate and compete with us in the residential mortgage and credit card businesses.

Our allowances for impairment losses may not be adequate to cover our future actual losses to our loan portfolio.

      At June 30, 2006, our allowance for impairment losses on loans was Ch$147,583 million, and the ratio of our allowance for impairment losses to total loans was 1.32% . The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrower’s financial condition, repayment ability and repayment intention, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and legal and regulatory environment. Many of these factors are beyond our control. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for impairment losses may not be adequate to cover actual losses and we may need to make additional provisions for impairment losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

     A substantial number of our customers consists of individuals (approximately 41.4% of the value of the total loan portfolio at June 30, 2006) and, to a lesser extent, small and medium-sized companies (those with annual sales of less than US$2.2 million) which comprised approximately 15.1% of the value of the total loan portfolio at June 30, 2006. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and high-income individuals. In addition, at June 30, 2006, our residential mortgage loans represented 25.0% of our total loans. If the economic conditions and real estate market in Chile experience a significant downturn, our asset quality, results of operations and financial condition may be materially and adversely affected. As a result of these factors, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. There can be no assurance that the levels of past due loans and subsequent write-offs will not be materially higher in the future.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

      At June 30, 2006, our past due loans were Ch$88,559 million, and the ratio of our past due loans to total loans was 0.79% . For additional information on our asset quality, see “Item 3E: Asset and Liability Management—Selected Statistical Information” in our 2006 Interim Report. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control. If such deterioration were to occur, it would materially and adversely affect our financial conditions and results of operations.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

      The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. However, we may not have current information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

      Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages granted to us by our customers if the affected real estate has been declared as “family property” by a court. Furthermore, foreclosure will be extremely limited if any party using the real estate has filed with a court a petition requesting that such real estate be declared as family property.

The growth of our loan portfolio may expose us to increased loan losses.

     From December 31, 2000 to June 30, 2006, our aggregate loan portfolio (on an unconsolidated combined basis) grew by 48.8% in nominal terms to Ch$11,156,529 million (US$20,384 million), while our consumer loan portfolio grew by 123.7% in nominal terms to Ch$1,382,600 million (US$2,526 million), excluding lines of credit and calculated in accordance with the loan classification system of the Superintendency of Banks. Because the method of classification of loans used by the Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our financial statements. The further expansion of our loan portfolio (particularly in the consumer, small and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate.

     There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the historical growth rate previously experienced by Santiago or Old Santander-Chile. Average loan growth has remained significant in the last five years. According to the Superintendency of Banks, from December 31, 2000 to June 30, 2006, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew 74.1% in nominal terms to Ch$48,873,852 million (US$89,298 million) at June 30, 2006. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increased in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

      In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Superintendency of Banks, Dicom (a nationwide credit bureau) and other sources. Due to limitations on the availability of information and the developing information infrastructure in Chile, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk may be materially and adversely affected.

Fluctuations in the rate of inflation may affect our results of operations.

      Although Chilean inflation has been moderate in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2005, inflation rate reached 3.7% compared to 2.4% in 2004. The annualized CPI inflation rate reached 3.9% as of June 2006 compared to 2.7% as of June 2005.

      Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled to Ch$17,489.25 and Ch$18,151.40 at June 30, 2005 and 2006, respectively. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF denominated assets exceed our average UF denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$1,108,952 million and Ch$2,140,729 million for the six-months ended June 30, 2005 and 2006, respectively. We generally have more UF denominated financial assets than UF denominated financial liabilities and, therefore, benefits from positive monthly inflation figures and we actively manage the size of this gap in accordance with our views of futures inflation expectations. Although we currently benefit from moderate levels of inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, especially in a period of deflation.

Our results of operations are affected by interest rate volatility.

      Our results of operations depend to a great extent on our net interest revenue. In the first half of 2006, net interest revenue represented 86.5% of our net operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue or result in a decrease in customer’s demand for our loan or deposit products. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day note as reported by the Central Bank of Chile at year-end for the last five years.

Year	Period-end 90 day note (%)

2002	2.88
2003	2.58
2004	2.32
2005	4.75
2006 (through June 30, 2006)	4.82

Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

      Customer deposits are our primary source of funding. At June 30, 2006, 80.3% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial portion of our depositors withdraws their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially and adversely affected.

We may be unable to meet requirements relating to capital adequacy.

      We are required by the General Banking Law to maintain regulatory capital of at least 8% of our risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As a result of the merger between Old Santander-Chile and Santiago, we were required to maintain a minimum regulatory capital to risk-weighted assets ratio of 12%, which was reduced to 11% as of January 1, 2005. At June 30, 2006, the ratio of our basic capital to total assets, net of loan loss allowance, was 6.1%, and the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 12.2% . Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

  the increase of risk-weighted assets as a result of the expansion of our business;
  the failure to increase our capital correspondingly;
  losses resulting from a deterioration in our asset quality;
  declines in the value of our investment instrument portfolio; and
  changes in accounting rules or in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

      We may also be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum-required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital-raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions.

      If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the Superintendency of Banks may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

Our business is highly dependant on proper functioning and improvement of information technology systems.

      Our business is highly dependant on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we do not operate all of our redundant systems on a real-time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

      Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on timely basis could materially and adversely affect our competitiveness, results of operations and financial condition.

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

      Santander-Chile, like all large financial institutions, is exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Fraud or other misconduct by employees or third parties may be difficult to detect and prevent and could subject us to financial losses and sanctions imposed by governmental authorities as well as seriously harm our reputation. Although Santander-Chile maintains a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on our business, financial condition and results of operations.

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

     We are subject to regulation by the Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements and interest rates and foreign exchange mismatches and market risks . During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Superintendency of Banks strictly controlled the funding, lending and general business matters of the banking industry in Chile.

     Pursuant to the Ley General de Bancos, Decreto con Fuerza de Ley No. 3 de 1997, or the General Banking Law, all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in certain businesses other than commercial banking depending on the risk associated with such business and the financial strength of the bank. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those currently in effect. Any such change could have a material adverse effect on our financial condition or results of operations.

     Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank allows banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

     We must maintain higher regulatory capital to risk — weighted assets than other banks in Chile. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum regulatory capital to risk-weighted assets ratio of 12% for the merged bank compared to the 8% minimum for other banks in Chile. Effective January 1, 2005, the Superintendency of Banks lowered our minimum regulatory capital to risk-weighted assets ratio to 11%. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

We are subject to regulatory inspections and examinations.

      We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities. We cannot assure you that we will be able to meet all the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines and other penalties in the future as a result of non-compliance. If sanctions, fines and other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

     A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. Our results of operations and financial condition could be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile. We cannot assure you that the Chilean economy will continue to grow in the future or that those future developments in or affecting Chile’s exports will not materially and adversely affect our business, financial condition or results of operations.

Economic problems encountered by other countries may adversely affect the Chilean economy, our results of operations and the market value of our securities.

     The prices of securities issued by Chilean companies, including banks, are to varying degrees influenced by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

     We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil. Although the government have stimulated economic growth in Argentina, if Argentina’s economic environment significantly deteriorates or does not further improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile. Our business could be affected by an economic downturn in Brazil. This could result in the need for us to increase our loan allowances, thus affecting our financial results, our results of operations and the price of our securities. At June 30, 2006, approximately 3.9% of our loans were held abroad and 0.45% of our loans were comprised of loans to companies in Latin American countries. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

     Any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our securities. The peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. At June 30, 2006, the net position of our foreign currency-denominated assets and Chilean peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates by Ch$95,458 million (US$174.4 million). The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at year-end for the last four years.

Year	Exchange rate (Ch$) Year-end	Devaluation (Revaluation) (%)

2002	712.38	8.6%
2003	599.42	(15.9%)
2004	559.83	(6.6%)
2005	514.21	(8.1%)
2006 (through June 30, 2006)	547.31	6.4%

Source: Central Bank.

     We may decide to change our policy regarding exchange rate exposure. Regulations that limit such exposures may also be amended or eliminated. Greater exchange rate risk will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate exposures, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

      Furthermore, Chilean trading in the shares underlying our ADSs will be conducted in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the depositary which then will convert such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received from the depositary will be reduced. In addition, the depositary will incur customary current conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

Chile’s banking regulatory and capital markets environment is continually evolving and may change.

      Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. For example, legislation is being discussed regarding the elimination of reserve requirements, permissions to enter the pension fund business and modifications to maximum lending rates. Changes in banking regulations may materially and adversely affect the bank’s business, financial condition and results of operations.

      In addition, certain aspects of Chilean legislation governing the capital markets is currently being reviewed by the Chilean Congress and a new law known as Mercado de Capitales II (“MK2”) is expected to be passed soon. MK2 is expected to, among other things, modify certain provisions set forth in the General Banking Law that limit the lending activity of banks. Under current legislation, banks are not allowed to grant unsecured loans to one individual or entity in an aggregate amount in excess of 5% of the regulatory capital of the bank. This limit is expected to be increased to 25% if the amount that exceeds said 5% corresponds to loans secured by collateral with an aggregate value equal to or higher than such excess. MK2 is expected to increase these limits to 10% and 30% of the regulatory capital of the bank, respectively, unless the loans are granted to individuals or entities directly or indirectly related to the property or management of the bank, in which case the limits are expected to be maintained in 5% and 25%, respectively. Although any such decrease may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio. See “Risks Related to Our Business— The growth of our loan portfolio may expose us to increased loan losses.”

Any downgrading of Chile debt credit rating for domestic and international debt by international credit rating agencies may adversely affect our business, our future financial performance, stockholder’s equity and the price of our shares and ADSs.

      Our ratings are equivalent to the Chilean sovereign ratings. In 2006, Moody’s improved its rating for the Republic of Chile and also for us. Any adverse revisions to Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and our business, future financial performance, stockholder’s equity and the price of our equity shares and ADSs.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

     We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions with respect to certain matters that are inherently uncertain. The consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill and deferred taxes. We evaluate these estimates and judgments on an ongoing basis. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results in future periods could differ from those produced by such estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

     Accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. financial institution. There are also material differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards.

     As a regulated financial institution, we are required to submit to the Superintendency of Banks unaudited unconsolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean GAAP and the rules of the Superintendency of Banks on a monthly basis. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

     The securities laws of Chile, which govern open or publicly listed companies such as us, have as a principal objective promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some material respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors.

      We are a “controlled company” and a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a controlled company is exempt from certain New York Stock Exchange corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and, following this offering, intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

     Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the depositary, us and the Central Bank that remains in full force and effect. The ADSs continue to be governed by the provisions of such contract subject to the regulations in existence prior to April 2001 (the “Foreign Investment Contract”). The contract grants the depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the depositary to remit dividends it receives from us to the holders of the ADSs. The contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADR facility, or that have been received free of payment as a consequence of spin-offs, mergers, capital increases, wind-ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or resolutions of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

     Holders of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35.0% (subject to credits in certain cases). If for any reason, including changes in Chilean law, the depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

     We cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise you as to the duration or impact of such restrictions if imposed.

ADS holders may not be able to effect service of process on, or enforce judgments or bring original actions against, us, our directors or our executive officers, which may limit the ability of holders of ADSs to seek relief against us.

     We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, it may be difficult for ADS holders to effect service of process outside Chile upon us or our directors and executive officers or to bring an action against us or such persons in the United States or Chile to enforce liabilities based on U.S. federal securities laws. It may also be difficult for ADS holders to enforce in the United States or in Chilean courts money judgments obtained in United States courts against us or our directors and executive officers based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final money judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this money judgment in Chile will be subject to the obtaining of the relevant "exequatur" (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate Chilean public policy. Failure to satisfy any of such requirements may result in non-enforcement of your rights.

We cannot assure you of the accuracy or comparability of facts, forecasts and statistics contained in this report with respect to Chile, its economy and global banking industries.

      Facts, forecasts and statistics in this document relating to Chile, Chile’s economy and Chilean global banking industries, including market share information, are derived form various official and other publicly available sources generally believed to be reliable. However, we cannot guarantee the quality and reliability of such official and other sources of materials. In addition, these facts, forecasts and statistics have not been independently verified by us and, therefore, we make no representation as to the accuracy of such facts, forecasts and statistics, which may not be consistent with other information compiled within or outside of Chile and may not be complete or up to date. We have taken reasonable care in reproducing or extracting the information from such sources. However, because of possible flawed or ineffective methodologies underlying the published information or discrepancies between the published information and market practice and other problems, these facts, forecasts or statistics may be inaccurate and may not be comparable from period to period or to facts, forecasts or statistics produced for other economies, and you should not unduly rely upon them.

Risks Relating to our ADSs

There may be a lack of liquidity and market for our shares and ADSs.

     The ADSs are listed and traded on the NYSE. The common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At June 30, 2006, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

     Although the common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for the common stock will continue. Approximately 15.86% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Central Hispano, S.A., to which we refer as Banco Santander Central Hispano, and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

You may be unable to exercise preemptive rights.

     The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Companies Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the U.S. Securities Act of 1933, as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

     Since we are not obligated to elect to make a registration statement available with respect to such rights and the common stock, you may not be able to exercise your preemptive rights. If a registration statement is not filed or an applicable exemption is not available, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

You may have fewer and less well defined shareholders’ rights than with shares of a company in the United States.

     Our corporate affairs are governed by our estatutos, or bylaws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

ITEM 2. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

     We were formed on August 1, 2002 by the merger of Santiago and Old Santander-Chile, both of which were subsidiaries of our controlling shareholder, Banco Santander Central Hispano. We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. At June 30, 2006, we had total assets of Ch$15,206,926 million (US$27,785 million), loans net of allowances outstanding of Ch$11,005,488 million (US$20,108 million), deposits of Ch$6,645,164 million (US$12,142 million) and shareholders’ equity of Ch$1,084,985 million (US$1,982 million). At June 30, 2006, we employed 7,782 people and had the largest private branch network in Chile with 367 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

     We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade financing, foreign currency forward contracts, credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

     The legal predecessor of Santander-Chile was Banco Santiago (Santiago). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the Superintendency of Banks on October 27, 1977. The Bank’s bylaws were approved by Resolution No. 103 of the Superintendency of Banks on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins with Santiago being the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Central Hispano. At June 30, 2002, Santiago was the second largest private sector bank in Chile in terms of total assets, deposits, loans and shareholders’ equity.

     Old Santander-Chile was established as a subsidiary of Banco Santander Central Hispano in 1978. In 1982, Old Santander-Chile acquired a significant portion of the assets and liabilities of Banco Español-Chile, a domestic bank that had become insolvent. In July 1996, Old Santander-Chile was merged into Banco Osorno y la Unión becoming “Banco Santander-Chile”, the third largest private bank in terms of outstanding loans at that date.

     Our principal executive offices are located at Bandera 140, Santiago, Chile (our telephone number is 011-562-320-2000 and our website is www.santandersantiago.cl). None of the information contained on our website is incorporated by reference into, or forms part of, this Report.

Relationship with Banco Santander Central Hispano

     We believe that our relationship with our controlling shareholder, Banco Santander Central Hispano, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Central Hispano is one of the largest financial groups in Latin America, in terms of total assets measured on a region-wide basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third-largest banking group. Through Santander Consumer Finance it also operates a leading consumer finance franchise in Germany, Italy, Spain and several other European countries.

     Our relationship with Banco Santander Central Hispano provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Banco Santander Central Hispano’s product offerings in other countries as well as benefiting from their know-how in systems management. We believe that our relationship with Banco Santander Central Hispano will also enhance our ability to manage credit and market risks by adopting policies and know-how developed by Banco Santander Central Hispano. Our internal auditing function has been strengthened and is more independent from management as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the Audit committee of Banco Santander Central Hispano. We believe that this structure leads to greater monitoring and control of our exposure to operational risks.

     Banco Santander Central Hispano’s support includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, like Risks, Auditing, Accounting and Financial Control. Santander-Chile does not pay any management fees to Banco Santander Central Hispano in connection with these support services.

B. Organizational Structure

     Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI and Santander-Chile Holding, which are controlled subsidiaries, and through the indirect ownership of ADRs representing 7.23% of Santander-Chile’s outstanding capital stock held by Grupo Empresarial Santander, S.L. This gives Santander Central Hispano control over 84.14% of the shares of the Bank and actual participation when excluding minority shareholders that participate in Santander-Chile Holding is 83.96% .

Shareholder	Number of Shares	Percentage

Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander-Chile Holding	66,822,519,695	35.46
Grupo Empresarial Santander, S.L. vía ADRs	13,626,663,708	7.23%

Management Team

     The chart below sets forth the names and areas of responsibility of our senior commercial managers.

     The chart below sets forth the names and areas of responsibilities of our operating managers.

C. Business Overview

     We have 367 total branches, 99 of which operated under the Santander Banefe brand name. The remaining 268 branches are operated under the Santander Santiago brand name. We provide a full range of financial services to corporate and individual customers. We divide our clients into five general categories: Retail, Middle-market, Wholesale, Institutional and Treasury.

Retail is comprised of individuals and small business clients as follows:

•

Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$120,000 (US$219) and Ch$400,000 (US$ 731), which are served through our Banefe branch network. This segment accounts for 4.9% of our loans as of June 30, 2006. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•

Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$400,000 (US$731). Clients in this segment account for 36.5% of our loans as of June 30, 2006 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•

Small businesses, consisting of small companies with annual sales less than Ch$1,200 million (US$2.2 million). As of June 30, 2006, small companies represented approximately 14.4% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

The Middle-market is comprised of mid-sized companies, companies in the real estate sector and large companies as follows:

•

Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$2.2 million) and up to Ch$3,500 million (US$6.4 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of June 30, 2006, these clients represented 8.1% of our total loans outstanding.

•

Real estate. This segment also includes all companies in the real estate sector. As of June 30, 2006, these clients represented 5.0% of our total loans outstanding. To clients in the real estate sector we offer apart from traditional banking services, specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

•

Large companies, consisting of companies with annual sales over Ch$3,500 million (US$6.4 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of June 30, 2006, these clients represented 10.4% of our total loans outstanding.

The Wholesale segment is comprised of:

•	Companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$6.4 million). As of June 30, 2006, these clients represented 16.8% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

The Institutional segment is comprised of:

•	Institutional corporations such as universities, government agencies, municipalities and regional governments. As of June 30, 2006 , these clients represented 1.9% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

     The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages the Bank’s trading positions as well as the non-trading investment portfolio.

     Our leasing subsidiary (Santiago Leasing S.A.) has been segmented into the above categories. The subsidiary Santander S.A. Agente de Valores is included in the Treasury Division and the mutual fund and insurance brokerage subsidiaries are included in the various sub-segments (other than in the Treasury Division).

     The table below sets forth our lines of business and certain statistical information relating to each of them for the six-month period ended June 30, 2006. Please see Note 26(y) to our Unaudited Consolidated Financial Statements.

At and for the six-month period ended June 30, 2006
(millions of constant Ch$ as of June 30, 2006)

Segment	Loans	Net interest revenue	Fees, net	Net loan loss provisions (1)	Financial transactions, net(2)	Net segment contribution (3)
Individuals	4,621,147	150,838	51,130	(42,660)	-	159,308
Santander Banefe	542,011	47,069	10,705	(21,105)	-	36,669
Middle-upper
income	4,078,738	103,728	40,425	(21,614)	-	122,539
Santiago Leasing
S.A.	398	41	-	59	-	100
SMEs	1,684,315	57,202	13,179	(7,689)	-	62,692
Total Retail	6,305,462	208,040	64,309	(50,349)	-	222,000
Middle-market	2,614,278	29,531	6,578	1,183	-	37,292
Mid-sized companies	899,882	14,462	3,226	(1,007)	-	16,681
Real estate	552,241	3,706	717	2,191	-	6,614
Large companies	1,160,247	11,166	2,635	(284)	-	13,517
Santiago Leasing
S.A.	1,908	197	-	283	-	480
Wholesale	1,873,121	17,015	3,770	1,021	-	21,806
Institutional	213,483	4,444	588	473	-	5,505
Treasury (4)	2	39,693	683	-	32,852	73,228
Others (5)	146,725	415	2,169	441	-	3,025

Total	11,153,071	299,138	78,097	(47,231)	32,852	362,856

Other operating						(16,903)
income (6)
Other income and						(18,973)
expenses
Operating expenses						(145,544)
Price level						(7,466)
restatement
Net income before						173,970
taxes

(1)	Includes gross provisions for loan losses, net of releases on recoveries.
(2)	Includes the net gains from trading, net mark-to-market gains and net foreign exchange transactions.
(3)	Equal to the sum of net interest revenue, net fee income minus net provision for loan losses and net financial transactions.
(4)	Includes Santander S.A. Agente de Valores.
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.
(6)	Includes other operating income net of other operating expenses.

Operations through Subsidiaries

     The General Banking Law was amended on November 4, 1997, to extend the scope of a bank’s permissible activities, which permitted us to provide directly the leasing and financial advisory services we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services.

     For the six-months ended June 30, 2006, our subsidiaries collectively accounted for approximately 13% of our consolidated net income. The assets and operating income of these subsidiaries at and for the six-months ended June 30, 2006 represented 6% and 14% of our total assets and operating income, respectively. The following table sets forth a list of our subsidiaries and our ownership interest in each subsidiary at the dates indicated.

	Percentage Owned

	June 30, 2005			December 31, 2005			June 30, 2006

	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total

	%	%	%	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	—	99.50	99.50	—	99.50	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora
General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03	99.03	—	99.03
Santander Santiago S.A. Sociedad
Securitizadora	99.64	—	99.64	99.64	—	99.64	99.64	—	99.64
Santander Santiago Corredora de
Seguros Ltda.	99.99	—	99.99	99.99	—	94.99	99.99	—	99.99

     In September 2006 we created a new subsidiary, Santander Servicios de Recaudación y Pagos Ltda, whose main function will be to open and operate special payment centers where non-clients can deposit to client accounts, checks and cashier checks and pay all types of services. These payment centers will operate seven days a week. We own 99.9% of this subsidiary, and the remaining 0.1% is owned by Santiago Leasing S.A. The Board of Directors has approved the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa. Santiago Corredores de Bolsa will absorb Santander Investment S.A. Corredores de Bolsa by the end of 2006.

Competition

Overview

     The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks which are operating in Chile. The Chilean banking system is comprised of 25 private-sector banks and one public-sector bank. Five private-sector banks along with the state-owned bank together accounted for 80.4% of all outstanding loans by Chilean financial institutions at June 30, 2006.

     The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. For example, the merger of Banco de Chile with Banco de A. Edwards, effective January 2, 2002, resulted in the creation at that moment of the largest bank in Chile. Shortly after that merger was consummated, Santander Central Hispano announced the merger of the two banks it owned in Chile, Banco Santander-Chile and Banco Santiago, creating the largest bank in Chile. We also face competition from non-bank and non-finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

     As shown in the following table, we are the market leader in practically every banking service in Chile:

	Market Share at June 30, 2005	Market Share at December 31, 2005	Market Share at June 30, 2006		Rank as of June 30, 2006

Commercial loans	20.3%	19.8%	20.2%		1
Consumer loans	25.6	25.6	26.3		1
Mortgage loans (residential and general purpose)	23.5	23.5	23.9		1
Residential mortgage loans	24.6	24.9	25.5		2
Foreign trade loans (loans for export, import and contingent)	23.9	22.0	22.0		1
Total loans	23.0	22.6	22.8		1
Deposits	21.6	21.5	22.1	(1)	1
Mutual funds (assets managed)	20.3	21.6	21.9		2
Credit card accounts	36.4	37.3	36.9		1
Checking Accounts (2)	26.2	25.7	24.3		1
Branches (3)	19.7	20.3	20.9		1
ATM locations	28.1%	28.1%	28.5	%(4)	1

Source: Superintendency of Banks.

(1)	As of July 31, 2006 as reliable data at June 30, 2006 was not available.
(2)	Checking account market shares as of May 2005, November 2005 and May 2006.
(3)	Excluding special-service payment centers.
(4)	As of March 2006.

     The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of shareholders’ equity at June 30, 2006.

Loans

     At June 30, 2006, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand-alone basis represented 22.8% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans as at the dates indicated:

	At June 30, 2006			At December 31, 2005	At June 30, 2005

Loans	Ch$ million	In million of US$	Market Share	Market Share	Market Share

Santander-Chile	11,156,529	20,384	22.8%	22.6%	23.0%
Banco de Chile	8,657,793	15,819	17.7	18.1	17.8
Banco del Estado	6,609,765	12,077	13.5	13.3	13.1
Banco de Crédito e Inversiones	6,017,856	10,995	12.3	12.3	11.9
BBVA, Chile	3,795,691	6,935	7.8	8.0	7.7
Corpbanca	3,041,873	5,558	6.2	6.4	6.6
Others	9,594,345	17,530	19.7	19.3	19.9

Chilean financial system	48,873,852	89,298	100.0%	100.0%	100.0%

Source: Superintendency of Banks

Deposits

     On a stand alone basis, we had a 22.3% market share in deposits, ranking the first place among banks in Chile, at July 31, 2006 (reliable data at June 30, 2006 is not available to us). Deposit market share is based on total time deposits at July 31, 2006 and June 30 and December 31, 2005, respectively, plus average monthly checking and demand deposit accounts at July 31, 2006 and June 30 and December 31, 2005, respectively, net of clearance. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated:

	At July 31, 2006			At December 31, 2005	At June 30, 2005

Deposits(1)	Ch$ million	In million of US$	Market Share	Market Share	Market Share

Santander-Chile	8,722,832	16,171	22.3%	21.5%	21.6%
Banco de Chile	6,896,524	12,785	17.6%	16.4	16.2
Banco del Estado	6,174,775	11,447	15.8%	17.2	15.5
Banco de Crédito e Inversiones	4,564,950	8,463	11.7%	12.0	11.6
BBVA, Chile	3,110,027	5,766	7.9%	8.0	7.6
Corpbanca	1,722,104	3,193	4.4%	5.2	5.8
Others	7,988,289	14,809	20.3%	19.7	21.7

Chilean financial system	39,179,501	72,634	100.0%	100.0%	100.0%

(1)	The balances of checking and demand deposit accounts are the average monthly balances instead of period-end balances, as we believe that period-end balances are not always reflective of a bank’s position in checking and demand deposit accounts. The source for the average balances is the Superintendency of Banks.

Shareholders’ equity

     With Ch$1,084,985 million (US$1,982 million) in shareholders’ equity, at June 30, 2006, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at June 30, 2005 and 2006:

	At June 30, 2006			At December 31, 2005 Market Share	At June 30, 2005

		In million of US$
Equity	Ch$ millions		%(1)	%(1)	%(1)

Santander-Chile	1,084,985	1,982	20.9%	21.1%	20.6%
Banco de Chile	734,228	1,342	14.1	15.1	13.3
Banco del Estado	469,925	859	9.0	8.7	9.2
Banco de Crédito e Inversiones	514,414	940	9.9	9.8	9.5
BBVA, Chile	282,968	517	5.4	5.6	5.8
Corpbanca	407,406	744	7.8	7.9	8.1
Others	1,706,704	3,118	32.9	31.8	33.5

Chilean financial system	5,200,630	9,502	100.0%	100.0%	100.00%

Source: Superintendency of Banks. (1) Percentage of total shareholders’ equity of all Chilean banks.

Efficiency

     At June 30, 2006, on a stand alone basis, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratios (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest revenue, fees and income from services (net ) and other operating income (net)) for the periods indicated:

	For the six-months ended June 30, 2006	For the year ended December 31, 2005	For the six-months ended June 30, 2005
Efficiency ratio

	%	%	%
Santander-Chile	38.6%	44.0%	43.6%
Banco de Chile	50.0	50.4	51.7
Banco del Estado	57.2	60.7	62.0
Banco de Crédito e Inversiones	55.8	52.7	54.2
BBVA, Chile	61.5	68.6	65.0
Corpbanca	50.5	40.7	41.6

Chilean Financial System	51.0%	54.1%	53.8%

Source: Superintendency of Banks

Return on average equity

     At June 30, 2006, we were the second most profitable bank in our peer group (as measured by return on equity) and the second most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s average return on equity for the six-months ended June 30, 2005 and 2006 and BIS ratios at the dates indicated:

	Return on average equity			BIS Ratio

	For the six- months ended June 30, 2006	For the year ended December 31, 2005	For the six months ended June 30, 2005	at June 30, 2006	at December 31, 2005	at June 30, 2005

	%	%	%	%	%	%
Santander-Chile	26.1%	23.6%	23.1%	12.2%	12.9%	13.4%
Banco de Chile	27.2	26.7	29.5	11.7	11.2	11.3
Banco del Estado	11.3	9.2	10.3	11.0	10.7	11.7
Banco de Crédito e Inversiones	21.8	23.4	24.5	10.8	10.3	10.7
BBVA, Chile	13.2	10.7	13.1	10.9	10.8	11.0
Corpbanca	8.9	13.8	13.4	14.4	13.5	13.9

Chilean Financial System	17.7%	16.3%	17.6%	12.9%	13.0%	13.5%

Source: Superintendency of Banks, except Santander-Chile. Calculated by annualizing net income recorded for the six-month period ended June 30, 2005 and 2006, and dividing the annualized net income by monthly average equity. For Santander-Chile, the average equity is calculated on a daily basis by the Bank (See Item 3: Selected Statistical Information — Average Balance Sheet and Interest Rate Data).

  Asset Quality

     At June 30, 2006, on a stand alone basis, we had the second lowest loan loss allowance to total loans ratio in our peer group. The following table sets forth our and our peer group’s loan loss allowance to total loans ratio as defined by the Superintendency of Banks at the dates indicated.

	Loan Loss allowances/total loans

	At June 30, 2006	At December 31, 2005	At June 30, 2005

	%	%	%
Santander-Chile	1.30%	1.42%	1.78%
Banco de Chile	1.61	1.70	1.84
Banco del Estado	1.65	1.64	1.71
Banco de Crédito e Inversiones	1.36	1.54	1.62
BBVA, Chile	1.26	1.35	1.81
Corpbanca	1.52	1.56	1.62

Chilean Financial System	1.52%	1.61%	1.79%

Source: Superintendency of Banks

D. Regulation and Supervision

General

     In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with this statute, the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which are expressly excluded.

     The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to General Banking Law. That law, amended most recently in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory and mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.

The Central Bank

     The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or organic constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to the approval of the Senate.

     The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment system. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ receipt-of-deposit activities.

The Superintendency of Banks

     Banks are supervised and controlled by the Superintendency of Banks, an independent Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in case of noncompliance with such legal and regulatory requirements, the Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s bylaws or any increase in its capital.

     The Superintendency of Banks examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the Superintendency of Banks, and a bank’s financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Superintendency of Banks. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the Superintendency of Banks.

     Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. Absent such approval, the acquiror of shares so acquired will not have the right to vote them. The Superintendency of Banks may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

     According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

  the merger of two or more banks;

  the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

  the control by the same person, or controlling group, of two or more banks; or

  a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

     Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

  that the bank or banks maintain regulatory capital higher than 8.0% and up to 14.0% of their risk-weighted assets;

  that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

  that the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

     If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks-weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required:

  a bank is required to inform the Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

  holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names;

  the depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such depositary has registered and the bank, in turn, is required to notify the Superintendency of Banks as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and

  bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the Superintendency of Banks of their financial condition.

Limitations on Types of Activities

     Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, equity investments, securities, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

     On March 2, 2002, the Central Bank authorized banks to pay interest on checking accounts. On March 20, 2002, the Superintendency of Banks published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account and that banks may also charge fees for the use of this new product. For banks with a solvency score of less than A (See “Item 2D: Regulation and Supervision—Management and Capitalization Evaluation”) the Central Bank has also imposed additional caps to the interest rate that can be paid.

Deposit Insurance

     The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$1,960,351 or U.S.$3,582 at June 30, 2006) per calendar year in the entire financial system.

Reserve Requirements

     Deposits are subject to a reserve requirement of 9.0% for peso and foreign currency-denominated demand deposits and 3.6% for UF, peso and foreign currency-denominated time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

  cash clearance account, which should be deducted from demand deposit for calculating reserve requirement;

  certain payment orders issued by pension providers;

  the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.

     The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s paid-in capital and reserves, a bank must maintain a 100% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and time deposits payable within 10 days prior to maturity.

     The Chilean Congress is currently reviewing legislation that will reform various laws regulating Chilean capital markets (Reforma al Mercado de Capitales II). Among other things, the “technical reserve” will be modified, permitting banks to use regulatory capital to determine the amount of the reserve.

Minimum Capital

     Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$14,521 million and US$26.5 million at June 30, 2006) of paid-in capital and reserves, a regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid-in capital and reserves of at least 3% of its total assets, net of required allowances.

     However, a bank may begin its operations with 50.0% of such amount, provided that it has a regulatory capital of not less than 12.0% of its risk-weighted assets. Regulatory capital is defined as the aggregate of:

  a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or capital básico;

  its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital; and

  its voluntary allowances for loan losses for an amount of up to 1.25% of its risk weighted-assets.

     In 2002, the General Banking Law was modified, allowing banks to begin operations with a minimum capital of UF400,000 (approximately US$13.3 million at June 30, 2006) of paid-in capital and reserves with the obligation to increase it to UF800,000 (approximately US$26.5 million at June 30, 2006) in an undetermined period of time. If a bank maintains a minimum capital of UF 400,000 (approximately US$13.3 million at June 30, 2006), it is required to maintain a minimum BIS ratio of 12.0% . When such a bank’s paid-in capital reaches UF600,000 (approximately US$19.9 million at June 30, 2006), the total capital ratio required is reduced to 10.0% .

Capital Adequacy Requirements

     According to the General Banking Law, each bank should have a regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basle Committee recommendations. In 2007, the third pillar of Basel II in Chile will include the implementation of capital limits with market risk and operational risk-weighted assets.

     Banks should also have capital básico, or basic capital, of at least 3.0% of their total assets, net of allowances. Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period.

Lending Limits

     Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

  A bank may not extend to any entity or individual (or any one group of related entities), except for banks, directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s regulatory capital, or in an amount that exceeds 25.0% of its regulatory capital if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built by government concession the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

  a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

  a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

  a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

  a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

     In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its regulatory capital, and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

     Certain aspects of Chilean legislation governing capital markets is currently being reviewed by the Chilean Congress. MK2 is expected to, among other things, modify some of the provisions concerning lending limits. The 5% limit affecting unsecured credit referred above is expected to be raised to 10% and the ceiling for secured credits is expected to be raised to 30%. Such limits are expected to be maintained in 5% and 25% for unsecured and secured credits, respectively, granted to individuals or entities directly or indirectly related to the property or management of the bank. See “Risk Factors--Risks Relating to Chile-- Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

Allowance for Loan Losses

     Chilean banks are required to provide to the Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. The Superintendency of Banks examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the

Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Superintendency of Banks. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a Category 2 bank will have to maintain the minimum levels of reserves established by the Superintendency of Banks while its board of directors will be made aware of the problems detected by the Superintendency of Banks and required to take steps to correct them. Banks classified as Categories 3 and 4 will have to maintain the minimum levels of reserves established by the Superintendency of Banks until they are authorized by the Superintendency of Banks to do otherwise. We are classified in Category 1.

     Under the classifications effective January 1, 2004, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

     In accordance with the regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks and approved by our Board of Directors. In 2006, these models have been improved and various changes were and are being introduced. Group rating are being phased out and replaced by statistical scoring systems. A detailed description of this accounting policy is discussed below under “Item 3E – Assets and Liabilities Management – Loan Portfolio –Classification of Loan Portfolio” and in Note 1 of our Unaudited Consolidated Financial Statements. The following describes the calculation of the allowance for loan losses.

Allowances for individual evaluations on commercial loans

  The Bank assigns a risk category level to each borrower and his respective loans.

  The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

  Accordingly, the Bank assigns one of the following risk categories to each loan and borrower upon finishing the analysis:
  Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.

  Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.

  Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

     For loans classified as A1, A2, A3 and B, the Board of Directors of the Bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

Classification	Estimated range of loss	Reserve(1)

C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%
(1) Represents percentages of the required reserve amount to the aggregate amount of principal plus accrued unpaid interest of the loan.

Allowances for group evaluations (commercial loans)

  Allowances for group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze commercial loans to individuals and small companies.

  Levels of required reserves are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:
  A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

  A model based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

     Commencing in the fourth quarter of 2006 the Bank will no longer analyze commercial loans on a group basis. All commercial loans will be rated on an individual basis and the performing smaller loans will be scored in an automated system that has been approved by the Superintendency of Banks and our Board of Directors. See “Item 3E – Assets and Liabilities Management – Loan Portfolio – Classification of Loan Portfolio – Allowance for Group Evaluations (Commercial Loans).”

      Allowances for consumer and mortgage loan

     The allowances for consumer and mortgage loan are directly related to the aging of the loan or installment. The rating of a consumer and mortgage loans depends on its overdue status as shown in the table below.

	Consumer loans overdue status		Residential mortgage loans overdue status

Category	From	To	From	To

	(Days)		(Days)
A	—	—	—	—
B	1	30	1	180
B-	31	60	181	>181
C	61	120	—	—
D	121	>121	—	—

     Commencing in 2006, the Bank has improved and modified the methodology for analyzing consumer and mortgage loans. All consumer and mortgage loans are now assigned a provisioning level on an individual borrower basis utilizing a more automated and sophisticated statistical model and considering borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods in the Bank. Once the rating of the client is determined, the provisioning of consumer and mortgage loans is calculated using a risk category and related % which is directly related to the overdue periods.

Loan type	Reserve % (1)	Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720

Consumer	Profile 1	5.2%	16.5%	29.7%	90.5%	Charged-off	-	-
	Profile 2	8.8%	20.0%	48.4%	90.5%	Charged-off	-	-
	Profile 3	13.5%	24.7%	48.4%	90.5%	Charged-off	-	-

Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

(1) Represents the percentage of required reserve amounts to the aggregate amount of the principal and accrued but unpaid interest on the loan. These percentages may vary as the model is improved.

      Additional reserves

     Under the regulations, banks are permitted to establish reserves above the limits described above only to cover specific risks that have been authorized by their Board of Directors.

      Write-offs

     In accordance with the regulations of the Superintendency of Banks, the Bank must write-off loans or portions thereof when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, write-offs must be made within the following maximum prescribed limits: 24 months after a loan is past due (3 months for consumer loans) for loans without collateral; 36 months after a loan is past due for loans with collateral. The Bank will also write-off commercial loans prior to the meeting of these criteria when the Bank no longer considers such loans or portions thereof to be collectible.

Capital Markets

     Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the Superintendency of Banks and, in some cases, also by the Superintendency of Securities and Insurance, the regulator of the Chilean securities market, open-stock corporations and insurance companies.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

     The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the Superintendency of Banks does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s regulatory capital. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, condone debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of regulatory capital to risk-weighted assets not to be lower than 12.0% . If a bank fails to pay an obligation, it must notify the Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

     The Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Chilean Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Obligations Denominated in Foreign Currencies

     Foreign currency denominated obligations of Chilean banks are subject to various limits and obligations. The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; except in the case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile must also comply with various regulatory and internal limits regarding exposure to movements in foreign exchange rates (See “Item 8: Quantitative and Qualitative Disclosures About Market Risks”).

Investments in Foreign Securities

     Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complimentary to the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. A Bank may invest up to 5% of its regulatory capital in securities of foreign issuers. Such securities must have a minimum rating as follows:

Table 1

Rating Agency	Short Term	Long Term

Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-
Duff & Phelps	D2	BBB-
Thomson Bank Watch	TBW2	BBB

     In the event that the sum of the investments in foreign securities which have a: (i) rating below that indicated in Table 1 above, and equal or exceeds the ratings mentioned in the Table 2 below; and (ii) loans granted to other entities resident abroad exceed 20% (and 30% for banks with a BIS ratio equal or exceeding 10%), of the regulatory capital of such bank, the excess is subject to a mandatory reserve of 100%.

Table 2

Rating Agency	Short Term	Long Term

Moody’s	P2	Baa3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-
Duff & Phelps	D2	BB-
Thomson Bank Watch	TBW2	BB

     In addition, banks may invest in foreign securities for an additional amount equal to a 70% of their effective equities which ratings are equal or exceeds those mentioned in the following Table 3. This limit constitutes an additional margin and it is not subject to the 100% mandatory reserve.

     Additionally, a Chilean Bank may invest in foreign securities whose rating is equal or exceeds those mentioned in the following Table 3 in: (i) term deposits with foreign banks; and (ii) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by foreign entities within the Chilean State; such investment will be subject to the limits by issuer up to 30% and 50%, respectively, of the regulatory capital of the Chilean bank that make the investment.

Table 3

Rating Agency	Short Term	Long Term

Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch IBCA	F1+	AA-
Duff & Phelps	D1+	AA-
Thomson Bank Watch	TBW1	BB

     Chilean banks may invest in securities without ratings issued or guaranteed by sovereign states or their central banks and structured notes issued by investment banks with a rating equal or above that in the immediately preceding Table 3, which return is linked with a corporate or sovereign note with a rating equal or above that in Table 2.

     Subject to specific conditions, a bank may grant loans in U.S. dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

New Regulations Regarding Market Risk

     In 2005, the Superintendency of Banks introduced new market risk limits and measures for Chilean banks. On an unconsolidated basis the Bank must separate its balance sheet into two separate categories: trading portfolio (Libro de Negociación) and non-trading, or permanent, portfolio (Libro de Banca). The trading portfolio as defined by the Superintendency of Banks includes all instruments that are valued for accounting purposes at market prices, free of any restrictions or immediate sale and frequently bought and sold by the Bank or maintained with the intention of selling them in the short-term in order to profit from short-term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio (See Item 8-Market Risk).

E. Property, Plants and Equipment

     We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own fifteen other buildings in the vicinity of our headquarters and we rent four other buildings. At June 30, 2006, we owned the premises at which 47% of our branches were located. The remaining branches operate at rented locations.

Main properties as of June 30, 2006	Number

Central Offices
Own	13
Rented	4
Total	17

Branches (1)
Own	164
Rented	166
Total	332

Other property (2)
Own	71
Rented	45

Total	126

(1)	Some branches are located inside central office buildings and other properties. Including these branches, the total number of branches is 367.
(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

     The following table sets forth a summary of the main computer hardware and other systems-equipment that we own. We believe that our existing physical facilities are adequate for our needs.

Category	Brand	Application

Mainframe	IBM	Back-end, Core-System Altamira.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	Stratus	Tellers
	SUN/Unix	Interconnections applications Credit & debit cards
	SUN/UNIX	Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	IBM	Platform applications
Call Center	Avaya	Telephone system
	Genesys	Integration Voice/data
	Nice	Voice recorder
	Periphonics	IVR

      The main software systems used by us are:

Category	Brand	Application

Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

Item 3. Operating and Financial Review and Prospects

A. New Accounting Standards for Financial investments and Derivatives

     In accordance with Circular N°3345 issued by the Superintendency of Banks, which became effective on June 30, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments, was amended. The new accounting standards require that these instruments be carried at their market or fair value, and the historical differences in valuation of such instruments recognized with respect to any dates prior to 2006 be adjusted directly against the Bank’s equity. Banks are required to adopt the new accounting standards set forth in Circular No. 3345 in preparing their financial statements at and for the six-months ended June 30, 2006 and going forward.

     The following table summarizes the primary changes to the accounting standards as a result of our implementation of Circular No. 3345.

			Before changes to		After changes to accounting principles
accounting principles

Derivatives	•	foreign exchange	•	valued at closing spot exchange rate,	recognized at fair value;
		forward contracts		initial discount/premium amortized	trading contracts: revaluation gains or
				over the life of contract	losses recorded as gains or losses from
trading activities
	•	forward contracts	•	valued at closing spot exchange rate,
		between U.S.		initial discount/premium amortized	hedge contracts:
		dollars and		over the life of contract	• fair value hedges: hedged assets
		Ch$/UF			and liabilities are also recognized at

	•	interest rate swaps	•	difference between interest	fair value; revaluation gains or
				income/expense recorded in net	losses on both derivatives and
				income in the period when agreement	hedged items are recognized in the
				is settled in cash;	same line of the income statement

			•	fair value and revaluation gains or	• cash flow hedges: effective portion
				losses are not recognized	of revaluation gains or losses on
hedged risk recognized in
shareholders’ equity (such amount
is recognized in income statement
when the offsetting changes hedged
affect income statement);
ineffective portion of revaluation
gains or losses recognized in
income statement

Other	•	Non- Permanent	•	recognized at fair value on balance	• No changes
financial		(Trading		sheet; revaluation gains or losses and
investments		instruments)		realized gains or losses are
recognized in income statements
under “gains/losses from trading
activities”; interest income and
indexation adjustments are reported
as “interest revenue”

	•	Permanent	•	recognized at fair value on balance	• Title of “available-for- sale
		Investment		sheet; unrealized gains or losses are	portfolio changed from
		(Available-for-		reported under shareholders’ equity,	“permanent”
		Sale investment		and recognized in income statement
		instruments)		under “gains/losses from trading
activities” when sold or impaired

	•	Held-to-maturity			• New category; recorded at cost plus
		investment	•	N/A	accrued interest and adjustments,
		instruments			less allowance for impairment

     In order to implement these new accounting standards, we have created a new line item “derivatives” under both “assets” and “liabilities” in our consolidated balance sheet, and reclassified certain other items within other assets, other liabilities, financial instruments, interest income, interest expenses and other operating income, net in our consolidated balance sheet and income statement at and for the six-months ended June 30, 2006.

     The net effect of the accounting changes on our net income for the six-month period ended June 30, 2006 was a gain of Ch$7,089 million. For comparison purposes, we have also retrospectively reclassified these items at and for the six-months ended June 30, 2005, but did not retrospectively apply the new accounting standards to these items. If we had applied the valuation of derivatives to market prices in the six-month period ended June 30, 2005, the net effect on our net income would have been a loss of Ch$7,264 million.

     We started to apply these new accounting standards to our financial statements at and for the six-months ended June 30, 2006. Amounts at December 31, 2005 or any prior dates or for any periods ended December 31, 2005 or for any prior periods have not been retroactively adjusted or reclassified to reflect these changes. As a result, our results of operations and financial condition at and for the six-months ended June 30, 2006 are not entirely comparable to those previously reported by us at any dates or for any periods prior to January 1, 2006.

     In connection with our implementation of the new accounting standards, for the six -months ended June 30, 2006, interest revenue and interest expense no longer include the translation gain or loss of financial assets and liabilities denominated in foreign currencies. Such gain or loss is now reclassified as results of foreign exchange transactions. Reported amounts for the six -months ended June 30, 2005 have been reclassified on a comparable basis. Gains or losses on investments in mutual funds have also been reclassified from net interest income to other operating income for the six-months ended June 30, 2005 and 2006.

     For the six-months ended June 30, 2006, gains and losses on forward transactions have been reclassified to net gains (losses) on trading activities. In prior periods, such transactions were not marked to market and the difference between the interest paid or received on a specified notional amount was recorded under “foreign exchange transactions, net”. Such amounts for the six-months ended June 30, 2005 have been reclassified to net gains (losses) on trading activities in order to be more comparable to the results for the six-months ended June 30, 2006, but have not been retroactively adjusted to reflect fair value.

B. Critical Accounting Policies

     We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions with respect to certain matters that are inherently uncertain. We also reconcile our financial statements to U.S. GAAP (See Note 27 to our Audited Consolidated Financial Statements and Note 26 to our Unaudited Consolidated Financial Statements) and are required to make estimates and assumptions in this reconciliation process. Certain critical accounting policies, in particular those relating to goodwill and intangible assets, are only applicable for U.S. GAAP purposes. Our consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill. We evaluate these estimates and assumptions on an ongoing basis. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

     We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations:

      Derivative activities

     At June 30, 2006, derivatives are valued at market price and the net unrealized gain (loss) on derivatives is classified as a separate line item in the balance sheet. In prior periods, the notional amounts were carried off the balance sheet. Our derivative holdings at June 30, 2005 have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles. Our annual financial statements incorporated by reference do not reflect such reclassification. For the six-months ended June 30, 2005 and for all prior periods, presented or incorporated by reference, the unrealized gains, losses, premiums and discounts arising from derivatives contracts were recorded on a net basis under “other assets” and “other liabilities”, and these derivatives contracts were not marked to market on the balance sheet.

     Pursuant to the new accounting standards, banks must mark-to-market derivatives. A derivative held for trading purposes must be marked-to-market and the unrealized gain or loss recognized in income. New accounting standards have also been adopted for derivatives held for hedging purposes with effect for the six-months ended June 30, 2006, changes in book value of hedged items are included in the mark-to-market and trading line items, except to the extent set forth below.

     The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

  When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

  When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value in 2006.

  When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

     We enter into forward contracts for our own account and for the accounts of our customers. The values of the forward contracts are marked-to-market on monthly basis and the revaluation gain or loss is recognized in the line item mark-to-market and trading activities. Previously, they were classified as foreign exchange transactions, except gains or losses on UF-Ch$ forwards, which used to be classified as net interest income.

      Allowance for loan losses

     Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Superintendency of Banks. Under these regulations, we must classify our portfolio into various categories of payment capability. The minimum amount of required loan loss allowances is determined based on fixed percentages of estimated loan losses assigned to each category. As of January 1, 2004, the new loan loss allowance regulations set by the Superintendency of Banks came into effect. Loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

     Commencing in December 2006, we will no longer assess commercial loans for impairment losses on a group basis. All commercial loans are assessed on an individual basis in an automated system that has been approved by the Superintendency of Banks and our Board of Directors. A detailed description of this provisioning policy is discussed below under “—Selected Statistical Information—Loan loss allowances” and in Note 1 to our Consolidated Financial Statements. For a description of the regulations relating to loan loss allowances to which we were previously subject to and the new regulations, see “Item 2: Information on the Company—Regulation and Supervision—Allowance for Loan Losses.”

      Goodwill and Intangible Assets with Indefinite Useful Lives

     Under U.S. GAAP, we have significant intangible assets consisting of goodwill and trademarks with indefinite useful lives. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value. These include amounts pushed down from Banco Santander Central Hispano.

     Goodwill and indefinite-lived assets are no longer amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to at least an annual impairment review. The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. For a further discussion of accounting practices for goodwill and intangible assets with indefinite useful lives under U.S. GAAP, see Note 26 to our Unaudited Consolidated Financial Statements.

Differences between Chilean and United States Generally Accepted Accounting Principles

     Accounting principles generally accepted in Chile vary in certain important respects from the accounting principles generally accepted in the United States. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by accounting principles generally accepted in the United States and the accounting treatment of the merger.

     Note 26 to our Unaudited Consolidated Financial Statements presents a description of the significant differences between Chilean GAAP and U.S. GAAP.

C. Operating Results

Chilean Economy

     All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy grew by 6.4% in 2005 following growth of 6.1% in 2004 and 3.7% in 2003. In the first half of 2006 the Chilean economy grew 4.9% . The strength of the emerging Asian economies and the stable economic environment in the rest of the developed world has continued to benefit Chile’s economy despite the rise in international oil prices. This positive external scenario has also led to strong growth of internal consumption and investment demand that grew 8.3% in the first half of 2006 on a year-on-year basis.

     These positive growth figures can be attributed, in part, to the rising prices of Chile’s main exports, most importantly copper. The export sector in Chile increased 4.7% in the same period. The price of copper increased 60.2% in six-month period ended June 30, 2006, 45.4% in 2005 and 42.7% in 2004. Exports of cooper totaled US$17.4 billion, or 44%, of total Chilean exports in 2005. In the first half of 2006, copper exports totaled US$15.1 billion, an increase of 83.2% compared to the first half of 2005. This was partially offset by lower mining output. Despite record prices of Chile’s main mineral exports, production fell in the third quarter of 2006 due to strikes and other stoppage events. The average unemployment rate remained stable at 8.7% in the first half of 2006 compared the same period of 2005.

     Inflation in 2005 reached 3.7%, the highest level since 1998, mainly driven by rising oil prices and strong internal demand. The annual consumer product index, or the yearly CPI inflation rate reached 3.9% as of June 2006, which was also affected by international oil prices. The Central Bank continued to tighten monetary policy in the first half of 2006, albeit at a slower pace than in 2005. The overnight interbank rate set by the Central Bank increased 225 basis points in 2005 to 4.5% in December 2005. Since January 1, 2006, the Central Bank has raised its reference rate three times to 5.25% .

     Long-term rates, on the other hand, did not increase at the same pace. After surging in the last quarter of 2005, long-term rates have been declining in most periods of 2006. Even though the economy is growing at healthy pace, the slowdown of the U.S. economy has dampened the trend of rising interest rates both locally and internationally. The yield on the Chilean Central Bank’s 10 year note in real terms was 2.43% and 3.29%, respectively at September 30 and December 31, 2005. At September 30, 2006, the yield was 3.07% .

     Despite these developments at the macroeconomic level, economic activities in Chile may slow down given the volatility of international markets and the possible slow-down of the world economic growth.

Impact of Inflation

     Inflation impacts our results of operations. Although Chilean inflation has been moderate in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2005, inflation rate reached 3.7% compared to 2.4% in 2004. The annualized CPI inflation rate reached 3.9% as of June 2006 compared to 2.7% as of June 2005. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

     • UF-denominated assets and liabilities. Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled to Ch$17,489.25 and Ch$18,151.40 at June 30, 2005 and 2006, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,108,952 million and Ch$2,140,729 million for the six-months ended June 30, 2005 and 2006, respectively. See “Item 3E: Asset and Liability Management—Selected Statistical Information—Average Balance Sheets and Interest Rate Data.” The Bank generally has more UF-denominated financial assets than UF-denominated financial liabilities. In the first half of 2006, the interest gained on interest-earning assets denominated in UF increased 12.5% as a result of the inflation and the larger amount of assets than liabilities denominated in UFs. The interest paid on these liabilities decreased, by 5.7% during this period, despite higher inflation rates, as the average balance of liabilities denominated in UFs decreased and thus the UF-asset gap increased. A change in real rates also affected the amount of interest earned and paid this period.

	At June 30,
Inflation sensitive income	2005	2006	% Change

	(In million of constant Chilean pesos at June 30, 2006)
Interest gained on UF assets	188,767	212,441	12.5%
Interest paid on UF liabilities	(90,846)	(85,637)	(5.7%)

Net Gain	97,921	126,804	29.5%

  Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and expectations of future inflation. The responsiveness to such prevailing rates on our peso-denominated interest-earning assets and interest-bearing liabilities varies. See “Item 3C: Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation-indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of such demand deposits to average interest-earning assets was 17.1% and 14.1% at June 30, 2005 and 2006, respectively.

  Price level restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The Bank must adjust its capital, fixed assets and other non-financial assets for variations in price levels. Since the Bank’s capital is generally larger than the sum of fixed and other non-financial assets, when inflation is positive, the Bank would record a loss from price level restatement. For the six-months ended June 30, 2006, the loss from price level restatement totaled Ch$7,466 million compared to a loss of Ch$4,956 million in the same period of 2005. The inflation rate used for calculating price level restatement was similar in these periods (0.98% in the first half of 2006 and 0.99% in the first half of 2005), but as the Bank lowered its payout ratio, the gap between equity and other assets widened, which resulted in an increase in the loss from price level restatement. This is partially offset by the positive impact on the funding mix and margins due to a higher proportion of earnings that do not have to be substituted with more expensive deposits.

Interest Rates

     Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short-term interest rates set by the Central Bank and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 3C: Operating Results—Impact of Inflation—Peso – denominated Assets and Liabilities.” An increase in long-term rates also has a positive effect on our net interest margin, because our interest-earning assets generally have longer tenors than our interest-bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

     The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past, including a decrease of 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. In 2004 and 2005, the Chilean peso appreciated 6.6% and 8.1% against the dollar, respectively. In the first six-months of 2006, the Chilean peso depreciated 6.4% against the U.S. dollar. See “Item 1A: Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest-earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).

     Foreign currency denominated obligations of Chilean banks are subject to various limits and obligations. The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid in capital and reserves; except in the case where the balance of such assets exceeds the balance of such liabilities and the excess does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). At June 30, 2005 and 2006, the net foreign currency position was Ch$57,962 million and Ch$95,458 million, respectively. The Bank also uses a sensitivity analysis to limit the potential loss in fluctuations of U.S. interest rates on interest income and a VaR model to limit foreign currency trading risk (See “Item 8: Quantitative and Qualitative Disclosures About Market Risk”). The net loss on foreign exchange transactions was Ch$(7,893) million and Ch$(49,747) million for the six-months ended June 30, 2005 and 2006. These results include the change in value of the Bank’s spot position in foreign currencies and the change in book value of assets and liabilities denominated in foreign currencies. It does not include the mark-to-market gains or losses on the Bank’s forward contracts that primarily hedge the spot position in foreign currencies. That result is reflected in net gains on trading activities.

Results of Operations for the Six-month Period Ended June 30, 2005 and 2006

     The following discussion is based upon and should be read in conjunction with the Interim Unaudited Consolidated Financial Statements. The Interim Unaudited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 26 to the Unaudited Consolidated Financial Statements describes the principal differences between Chilean GAAP and U.S. GAAP and includes reconciliations to U.S. GAAP of our net income for the six-months ended June 30, 2005 and 2006 and of our shareholders’ equity at June 30, 2005 and 2006. The Unaudited Consolidated Financial Statements have been restated in constant Chilean pesos of June 30, 2006. See Note 1(c) to the Unaudited Consolidated Financial Statements.

Introduction

     The following table sets forth the principal components of our net income for the six-month period ended June 30, 2005 and 2006.

	At June,			% Change 2005/2006
	2005	2006	2006

	(in millions of constant Ch$ of June 30, 2006)		(in thousands of US$)(1)
CONSOLIDATED INCOME STATEMENT
DATA
Chilean GAAP:
Interest income and expense
Interest revenue	445,155	558,785	1,020,967	25.5%
Interest expense	(185,095)	(259,647)	(474,406)	40.3%

Net interest revenue	260,060	299,138	546,561	15.0%
Provision for loan losses	(30,192)	(47,231)	(86,296)	56.4%
Fees and income from services
Fees and other services income	79,819	95,958	175,326	20.2%
Other services expense	(14,719)	(17,861)	(32,633)	21.3%

Total fees and income from services,
net	65,100	78,097	142,693	20.0%

	At June,			% Change 2005/2006
	2005	2006	2006

	(in millions of constant Ch$ of June 30, 2006)		(in thousands of US$)(1)
Other operating income, net
Net gain (loss) from trading and brokerage	30,947	82,599	150,918	166.9%
Foreign exchange transactions, net	(7,893)	(49,747)	(90,894)	530.3%
Others, net	(10,018)	(16,903)	(30,884)	68.7%

Total other operating income, net	13,036	15,949	29,140	22.3%
Other income and expenses
Non-operating income, net	(20,721)	(19,538)	(35,698)	(5.7%)
Income attributable to investments in other
companies	528	649	1,186	22.9%
Losses attributable to minority interest	(125)	(84)	(153)	(32.8%)

Total other income and expenses	(20,318)	(18,973)	(34,665)	(6.6%)
Operating expenses
Personnel salaries and expenses	(70,287)	(73,137)	(133,630)	4.1%
Administrative and other expenses	(47,969)	(53,443)	(97,646)	11.4%
Depreciation and amortization	(18,312)	(18,964)	(34,649)	3.6%

Total operating expenses	(136,568)	(145,544)	(265,925)	6.6%
Loss from price-level restatement	(4,956)	(7,466)	(13,643)	50.6%

Income before income taxes	146,162	173,970	317,865	19.0%
Income taxes	(25,760)	(29,191)	(53,335)	13.3%

Net income	120,402	144,779	264,530	20.2%

(1)	Amounts stated in U.S. dollars at and for the six-month period ended June 30, 2005 and 2006 have been translated from Chilean pesos at the exchange rate of Ch$547.31 = US$1.00 at June 30, 2006. See “Item 1A: Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

     Net income for the six-month period ended June 30, 2006 increased 20.2% to Ch$144,779 million compared to Ch$120,402 million for the six-months ended of June 30, 2005, primarily as a result of the strength of the Chilean economy, which continued to fuel loan growth and banking activities, especially in the higher-yielding retail banking segments, which in turn has fueled growth of net interest revenue and fee income. Net interest revenue increased 15.0%, totaling Ch$299,138 million and fee income grew 20.0% and reached Ch$78,097 million in the first half of 2006 compared to the first half of 2005. Our net interest margin in the first half of 2006 reached 4.7% compared to 4.5% in the first half of 2005.

     The increase in net interest revenue was partially offset by a 56.4%, or Ch$17,039 million, increase in provisions for loan losses. Provisions for loan losses increased by Ch$15,702 million, or 30.0%, primarily as a result of the growth of the Bank’s consumer loan portfolio as a proportion of its total portfolio, for which provisions are required to be made in a shorter period of time than provisions for the rest of the loan portfolio. In addition, recoveries on loans previously charged off increased at a lower rate than charge-offs. They increased by 15.7%, or Ch$3,055 million.

     Overall asset quality indicators continued to improve in the first half of 2006. The consolidated risk index, which is a ratio of total loan loss allowance, calculated according to the guidelines established by us (and approved by the Superintendency of Banks), divided by total loans, decreased from 1.82% at June 30, 2005 to 1.32% at June 30, 2006. Past due loans at June 30, 2006 decreased by 29.9% compared to June 30, 2005. Past due loans as a percentage of total loans decreased from 1.29% at June 30, 2005 to 0.79% at June 30, 2006. The improvement in asset quality was mainly due to the positive economic environment and the increase in charge-offs.

     Operating expenses for the first half of 2006 increased by 6.6% compared to the first half of 2005, primarily as a result of an increase in administrative and other expenses and personnel salaries and related expenses. The 4.1% rise in personnel expenses reflected a 3.3% increase in average headcount and an increase in bonuses paid to business teams for reaching business targets. Administrative expenses increased by 11.4% for the first half of 2006 compared to the same period in 2005, which reflected an increase in expenses as a result of the expansion of our distribution network. Our efficiency ratio, despite higher costs, continued to improve, reaching a record low of 37.0% for the first half of 2006 compared to 40.4% for the first half of 2005, which was partly attributable to increases in our net interest income and net fee income.

     Results in the first half of 2006 also included a gain of Ch$7,089 million following the adoption of new accounting criteria for valuing financial instruments, which resulted in a gain from trading activities. If we had applied the new accounting standards for the six-month period ended June 30, 2005, the net effect on our results would have been a loss of Ch$7,264 million.

  Net interest revenue

	For the six-month period ended
	June 30,		% Change

	2005	2006	2005/2006

	(In millions of constant Ch$ of June 30, 2006, except percentages)
Interest revenue	445,155	558,785	25.5%
Interest expense	(185,095)	(259,647)	40.3%

Net interest revenue	260,060	299,138	15.0%

Average interest-earning assets	11,557,831	12,870,029	11.4%
Average loans	9,137,886	10,349,942	13.3%
Average non-interest-bearing demand deposits	1,975,515	1,814,094	(8.2%)
Average interest-bearing liabilities	8,282,998	9,501,568	14.7%
Net interest margin(1)	4.5%	4.7%
Average nominal rate earned(2)	7.7%	8.7%
Average nominal rate paid(3)	4.5%	5.5%
Average shareholders’ equity and average demand
deposits to total average interest-earning assets	26.1%	25.3%
Average loans / Average assets	68.5%	69.2%
Economic indicators:
Inflation rate (Variation of UF)	0.99%	0.98%
90 day nominal rate	2.80%	4.64%
10 year Central Bank real rate	2.69%	3.09%

(1)	Net interest margin is net interest revenue divided by average interest-earning assets, on an annualized basis (multiplied by 2).
(2)	Interest income divided by average interest-earning assets, on an annualized basis (multiplied by 2).
(3)	Interest expense divided by average interest-bearing liabilities, on an annualized basis (multiplied by 2).

     Net interest revenue for the six-month period ended June 30, 2006 increased by 15.0% compared to the corresponding period in 2005, mainly reflecting a 11.4% increase in average interest-earning assets, coupled with an increase in our net interest margin from 4.5% for the first half of 2005 to 4.7% for the first half of 2006.

     Average interest earning asset growth was led by a 13.3% increase in average loans. This growth in average lending was driven by the stable economic environment and gain in market share in retail lending. Total loan market share decreased 20 basis points from 23.0% in June 30, 2005 to 22.8% as of June 30, 2006. Market share in lending to individuals increased from 25.1% as of June 30, 2005 to 25.9% as of June 30, 2006 led by a 90 basis point rise in residential mortgage lending and a 60 basis point rise in consumer lending market share.

     The principal factor positively affecting our net interest margin was the change in asset mix. Total average loans for the first half of 2006 increased by 12.5% . High yielding average consumer loans increased 26.8% in the first half of 2006 compared to the same 2005 period. The average nominal rate paid on loans was 9.4% for the first half of 2006 compared to 8.4% for the same period of 2005. The average annualized rate earned on consumer loans increased from 20.4% for the six-month period ended June 30, 2005 to 21.6% for the six-month period ended June 30, 2006. At the same time, higher interest rates also helped to increase margins. The average real yield on Central Bank 10 year bonds, a benchmark for long-term loan rates, reached 3.09% in the first half of 2006 compared to 2.69% in the same period of 2005.

     Net interest margin was also positively affected by the larger UF gap. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,140,729 million for the six-month period ended in June 30, 2006 compared to Ch$1,108,952 million for the same period of 2005. This 93.0% rise in the average UF gap was created in the second quarter of 2006 when inflation increased as a result of increasing oil prices. Even though inflation in both periods was similar, the larger gap created in a high inflation environment positively impacted our net interest income. See “Item 3C: Operating Results, Impact of Inflation” for a quantitative disclosure of the impact of inflation on our net interest income.

     The principal factors negatively affecting the net interest margin were the rise in short-term interest rates and the lower ratio of the average balances of non-interest-bearing demand deposits and shareholders’ equity to interest-earning assets. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short-term rates has a negative effect on our net interest margin. The average annualized nominal rate paid on interest-bearing liabilities increased from 4.5% for the first half of 2005 to 5.5% for the first half of 2006. The average 90-day Central Bank rate, a benchmark rate for deposits, increased in nominal terms from 2.80% for the first half of 2005 to 4.60% in the first half of 2006.

     As short-term interest rates increased, so did the attractiveness of time deposits, thereby increasing the costs of our time deposits. Average time deposits increased by 25.4% in the first half of 2006 compared to the first half of 2005. Non-interest bearing demand deposits decreased by 8.2% in the same period. Average time deposits represented 42.2% of average liabilities for the first half of 2006 compared to 37.8% for the same period of 2005. Average free funds (non-interest bearing demand deposits and shareholders’ equity), as a percentage of interest earning assets, also decreased, as a result of the rise in short-term rates, from 26.1% for the first half of 2005 to 22.7% for the first half of 2006. This was partially offset by the rise in spread earned over free funds as a result of the higher interest rate environment.

Provision for loan losses

     As of January 1, 2006, we have improved our credit scoring systems for consumer and mortgage loans. The new credit scoring system considers both the length of time by which the loan is overdue and the borrower’s risk profile, which includes the borrower’s overall indebtedness and credit behavior under the obligations to third parties. See Item 3E: Asset and Liability Management—Loan Portfolio – Classification of Loan Portfolio – Allowances for consumer and mortgage loans.

     Through June 30, 2006, we maintained a model for calculating loan loss allowance based on group analysis of those commercial loans that were not assessed on an individual basis (approximately 25% of total commercial loans). Commencing in December 2006, we expect to no longer analyze commercial loans on a group basis. All commercial loans will be rated on an individual basis and loans in small amounts will be scored in an automated system utilizing various factors to calculate an expected loss ratio, which is equivalent to the allowance for loan loss set aside for the loan. These changes to our provisioning policies in respect of commercial loans were approved by the Superintendency of Banks and our Board of Directors. See Item 3E: Asset and Liability Management—Loan Portfolio – Classification of Loan Portfolio – Allowances for group evaluations on commercial loans.

     For statistical information with respect to our substandard loans and reserves for probable loan losses, see “Item 3E: Asset and Liability Management—Loan Loss Provisions—Analysis of Substandard Loans and Amounts Past Due” and “Item 3E: Asset and Liability Management—Loan Loss Provisions—Analysis of Loan Loss Provisions”, as well as Note 7 to the Unaudited Consolidated Financial Statements for the six-month periods ended June 30, 2005 and 2006. The amount of provision charged to income in any period consists of net provisions established for possible loan losses, net of recoveries on loans previously charged off.

	For the six-month period ended
	June 30,		% Change

	2005	2006	2005/2006

	(In millions of constant Ch$ of June 30, 2006, except percentages)
Provision expenses	4,242	150	(96.5%)
Charge-offs	(53,935)	(69,937)	29.7%
Recoveries for loans previously charged off	19,501	22,556	15.7%

Provisions expense, net	(30,192)	(47,231)	56.4%

Period-end loans	9,783,992	11,153,071	14.0%
Substandard loans	314,354	336,973	7.2%
Past-due loans	126,353	88,559	(29.9%)
Loan loss allowance	177,987	147,583	(17.1%)
Substandard loans / Period-end loans (1)	3.21%	3.02%
Past due loans / Period-end loans (2)	1.29%	0.79%
Consolidated risk index (3)	1.82%	1.32%
Coverage ratio (4)	140.9%	166.6%

(1)	Substandard loans (all mortgage and consumer loans rated B- or worse and all commercial loans rated C2 or worse) divided by period- end loans.
(2)	Past due loans divided by period-end loans.
(3)	Loan loss allowance divided by period-end loans.
(4)	Loan loss allowance divided by past due loans.

     Net provision expenses for loan losses totaled Ch$47,231 million for the six-month period ended June 30, 2006, an increase of 56.4% compared to the same period of 2005, primarily due to an increase in charge-offs. Charge-offs increased by 30.0%, or Ch$15,702 million, in the six-months ended June 30, 2006 compared to the corresponding period of 2005, primarily as a result of the growth of our consumer loan portfolio, for which credit risk is higher and provisions are required to be made within much shorter periods than the rest of the loan portfolio. In addition, recoveries on loans previously charged off increased at a lower rate than charge-offs. These recoveries increased by 15.7%, or Ch$3,055 million, in the six-months ended June 30, 2006 compared to the corresponding period of 2005. Our recovery department is currently being reorganized in order to keep up with the growth in our retail lending business. We recorded a net decrease of Ch$150 million from loan loss allowance, compared to a net decrease of Ch$4,242 million in the corresponding period of 2005, primarily due to the increase in retail loans, which require increased gross provisions.

     Overall asset quality indicators continued to improve in the first half of 2006. The consolidated risk index, which is a ratio of total loan loss allowances, calculated according to the guidelines established by the Superintendency of Banks and the Bank, divided by total loans, decreased from 1.82% at June 30, 2005 to 1.32% at June 30, 2006. Past due loans at June 30, 2006 decreased by 29.9% compared to June 30, 2005. Past due loans as a percentage of total loans decreased from 1.29% at June 30, 2005 to 0.79% at June 30, 2006. The improvement in asset quality was primarily due to the positive economic environment and the increase in charge-offs.

     We expect provisions for loan losses to increase in future periods in line with the overall growth of our loan portfolio and our increased lending to small companies and individuals which poses a higher risk of default than lending to traditional corporate and commercial customers. See “Risk Factors—Risks Associated with our Business—Our exposure to individuals and small businesses could lead to higher levels of loan losses and charge-offs” and “Risk Factors—Risks Associated with our Business—The growth of our loan portfolio may expose us to increased loan losses.”

  Fee income

     The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) for the six-month period ended June 30, 2005 and 2006.

	For the six-months ended June 30, (In million of constant Ch$ of June 30, 2006)		% Change

	2005	2006	2005/2006
Checking account and lines of credit (1)	18,826	25,646	36.2%
Agreements to administer and to collect insurance policies	8,604	11,844	37.7%
Mutual fund services	8,895	9,356	5.2%
Credit cards	5,987	8,931	49.2%
Automatic teller cards	6,981	7,275	4.2%
Insurance brokerage	4,877	4,446	(8.8%)
Sales and purchases of foreign currencies	2,685	2,415	(10.1%)
Contingent loans	1,505	1,544	2.6%
Payment Agency services	1,592	1,317	(17.3%)
Underwriting	1,532	888	(42.0%)
Stock brokerage	590	628	6.4%
Custody and trust services	383	213	(44.4%)
Bank drafts and fund transfers	126	124	(1.6%)
Saving accounts	128	122	(4.7%)
Others	2,389	3,348	40.1%

Total	65,100	78,097	20.0%

(1)	See Item 3H Reconciliation of Non-GAAP Measures

     Total net fee income increased by 20.0% to Ch$78,097 million for the first half of 2006 compared to the corresponding period in 2005. The positive economic environment led to a rise in the usage and penetration of bank products in the first six-months of 2006. The number of middle-upper income individual clients who are cross-sold (a client with a checking account who also uses at least four other banking products) increased by 33.3% at June 30, 2006 compared to June 30, 2005. The number of small and mid-sized enterprises that are cross-sold increased by 78.0% in the same period. In Santander Banefe, the number of cross-sold clients (clients who also use at least two other products) rose by 22.0% at June 30, 2006 compared June 30, 2005.

     Fees from checking accounts and lines of credit increased by 36.2%, primarily as a result of a rise in the fee charged for lines of credit and the growth of our checking account and credit line base. These products are offered together and, therefore, are being analyzed as a single product (See Item 3H. Reconciliation of Non-GAAP Measures). Our market share in checking accounts at May 2006, the last figure available, was 26.2% compared to 24.3% at May 2005. In this same period, our checking account base increased by 18.2%, compared to 9.4% for the market as a whole. This indicates that of all new accounts opened in this twelve month period, 47% were opened with us.

     Credit card fees increased by 49.2% for the six-month-period ended June 30, 2006 compared to the same period of 2005. We were the market leader in bank credit card with 37.3% market share as of June 30, 3006. Usage of credit cards issued by us measured in monetary terms increased by 18.3% for the June 30, 2006 compared to June 30, 2005. The number of our credit card customer accounts increased by 25.3% to 890,365 at June 30, 2006 compared to June 30, 2005. The rise in credit card fees is partially offset by the other credit card expenses reflected in “Other operating losses, net.”

     The collection and administration of insurance policies increased by 37.7% for the six-months ended June 30, 2006 compared to the same period of 2005. These fees are directly related to the growth of our mortgage loan book and lower-than-estimated claim rates, which results in higher administration fees paid by insurers to us.

     The 6.4% rise in ATM fees was mainly driven by the increase in the number of ATMs installed by the Bank. As of June 30, 2006, Bank had 1,443 ATMs compared to 1,225 as of June 30, 2005. The rise in ATMs was offset by increased competition in order to obtain ATM locations with large retailers.

     Other fees increased by 40.1% in the first six-months of 2006 mainly due to a rise in fees paid to us in connection with financial advisory services provided to companies and internet banking services for corporate clients. Payment agency service charges decreased by 17.3% in the period being analyzed. Payment agency service charges are mainly related to collection services we perform on behalf of corporate customers. These services are increasingly being performed through our internet banking services. Underwriting fees decreased by 42.0% in the same period. This decrease was partially offset by financial advisory fees being charged to corporate clients.

     Fees from our mutual fund asset management subsidiary increased by 5.2% . Total assets under management increased by 18.5% to Ch$1,813,195 million (US$3.3 billion) at June 30, 2006 compared to June 30, 2005.

     Insurance brokerage fees decreased by 8.8% for the six-months ended June 30, 2006 compared to the first half of 2005. Increased competition during the period lowered premiums, which negatively affected the growth rate of insurance brokerage.

  Other operating income (expenses), net

     The following table sets forth information regarding our other operating income (expenses), net, for the six-month period ended June 30, 2005 and 2006.

	For the six-months ended June 30,		% Change

	2005	2006	2005/2006

	(In millions of constant Ch$ of June 30, 2006, except percentages)
Net gains from trading activities	30,947	82,599	166.9%
Foreign exchange transactions, net	(7,893)	(49,747)	530.3%

Total net gains from financial transactions	23,054	32,852	42.5%
Other operating losses, net	(10,018)	(16,903)	68.7%

Total other operating income	13,036	15,949	22.3%

     Total other operating income, net, totaled a gain of Ch$15,949 million for the six-month period ended June 30, 2006 compared to a gain of Ch$13,036 million for the same period of 2005.

     In accordance with Circular No. 3345 issued by the Superintendency of Banks, effective January 1, 2006, the accounting criteria for valuing financial instruments acquired for trading or investment purposes, including derivative instruments, was amended. In summary, we must record our derivatives portfolio at fair value and hedge accounting was introduced. See Item 3.A.- New Accounting Standards for Financial investments and Derivatives.

     Net gains from trading activities totaled Ch$82,599 million in the first half of 2006. This line item in the first six-months of 2006 mainly included: (i) unrealized gains of Ch$77,448 million on financial instruments (including derivatives), which includes a gain of Ch$7,089 million resulting from the change in accounting standards, (ii) gains of Ch$5,580 million from mark-to-market adjustments made on securities in the fixed income trading portfolio, and (iii) losses of Ch$42 million from sales of fixed income instruments.

     The net result from foreign exchange transactions totaled a loss of Ch$49,747 million for the six-months ended June 30, 2006. These results mainly included the translation gain or loss of assets and liabilities denominated in foreign currencies (excluding derivatives) that is the counterpart to hedged positions with derivatives. The net gain from trading of foreign currencies in the first half of 2006 was Ch$2,930 million.

     For analysis purposes only, we have presented in the table above “Total net gains from financial transactions” the net gain on trading activities and foreign exchange transactions (See Item 3H. Reconciliation of Non-GAAP Measures). As the Bank hedges its foreign exchange exposure by entering into foreign currency forwards (See Item 8: Quantitative and Qualitative Disclosures About Market Risk), the effects recorded in foreign exchange transactions are largely offset by mark-to-market adjustments on foreign currency forwards.

     The net gain from financial transactions increased by 42.5% to Ch$32,852 million for the six months ended June 30, 2006 compared to the corresponding period of 2005 due to a Ch$7,089 million gain generated by the change in accounting principles described in Item 3.A. and total gains from financial transactions of Ch$25,763 million, an increase of 11.8% compared to the gains from financial transactions recorded for the first half of 2005. The figures for the six-months ended June 20, 2006 and the corresponding period of 2005 are therefore not strictly comparable. Gains from financial transactions for the first half of 2006 included gains of Ch$10,666 million generated by our proprietary trading desk. Gains from financial transactions for the first half of 2006 also included gains of Ch$18,002 million from transactions conducted on customer request.

     For the six-month period ended June 30, 2006, other operating losses, net, increased by 68.7% to Ch$16,903 million compared to Ch$10,018 million for the first half of 2005, primarily due to our increased business activities, which resulted in increases in sales force expenses, credit card related expenses and other customer related expenses. Other operating expenses consisted primarily of expenses relating to the Bank’s outsourced sales force, results from the sale of repossessed assets, expenses relating to the maintenance of repossessed assets, expenses relating to credit card services and other client services.

     Total sales force expenses increased by 8.6% to Ch$8,163 million for the six-month period ended June 30, 2006 compared to the corresponding period in 2005, primarily due to our increased retail banking business activities, which resulted in an increase in commissions paid to our sales force. Expenses relating to our credit card business increased by 353.2% to Ch$2,429 million for the six-months ended June 30, 2006 compared to the corresponding period in 2005, primarily as a result of relatively higher premium rates on fraud insurance covering some of our new cards and an increase in the membership fees paid to Transbank, the company collectively owned by major banks in Chile which runs credit card payment networks in Chile. These higher costs were offset by higher fees and usage of our credit card business, strong growth of lending and savings products (in part sold by the sales force).

     Customer service expenses, which consist primarily of expenses paid to third parties for transporting funds for corporate customer, as part of cash management agreements, increased by 83.7% to Ch$5,209 million for the six-months ended June 30, 2006 compared to the corresponding period in 2005. This reflects higher business activity in general and was offset by positive performance of our cash management business. We generate fees for collection and corporate e-banking services and generates net interest income off of floating balances of these clients.

     The results from the sale of repossessed assets decreased by 48.0% to Ch$1,560 million for the first half of 2006 compared to the first half of 2005. In the first half of 2005, we recognized a gain of Ch$1,100 million from the leasing of a large repossessed asset, which explains the decline in income in this line item in the first half of 2006.

Other income and expenses, net

     The following table sets forth information regarding our operating expenses for the six-month period ended June 30, 2005 and 2006.

	For the six-months ended June 30,		% Change

	2005	2006	2005/2006

	(In millions of constant Ch$ of June 30, 2006, except percentages)
Non-operating income (expense), net	(20,721)	(19,538)	(5.7%)
Income attributable to investments in other companies	528	649	22.9%
Losses attributable to minority interest	(125)	(84)	(32.8%)

Total	(20,318)	(18,973)	(6.6%)

     The net loss recorded in other income and expenses, net, decreased by 6.6% for the first half of 2006 compared to the first half of 2005, primarily due to provisions for repossessed assets, which totaled Ch$9,549 million for the six-months ended June 30, 2006, a decrease of 30.6% compared to the first half of 2005. This was partially offset by the 41.4% decrease in the gains from the sale of repossessed assets previously charged-off, which totaled Ch$4,598 million for the first half of 2006. Non-operating results also include provisions for other contingencies. These contingencies are mainly relating to non-credit risks, including non-specific contingencies, tax contingencies and other non-credit contingencies or impairments. For the first half of 2006, these provisions totaled Ch$11,848 million, including Ch$15,029 million in non-specific contingencies (a decrease of 3.0% from the 2005 period), which remained effectively stable compared to the amount of non-credit provisions recognized in the first half of 2005 (See Note 18 to our Unaudited Consolidated Financial Statements).

  Operating expenses

     The following table sets forth information regarding our operating expenses for the six-month period ended June 30, 2005 and 2006.

	For the six-months ended June 30,		% Change

	2005	2006	2005/2006

	(In millions of constant Ch$ of June 30, 2006, except percentages)
Personnel salaries and expenses	(70,287)	(73,137)	4.1%
Administrative expenses	(47,969)	(53,443)	11.4%
Depreciation and amortization	(18,312)	(18,964)	3.6%

Total	(136,568)	(145,544)	6.6%

Efficiency ratio(1)	40.4%	37.0%

(1)

The efficiency ratio is the ratio of total operating expenses to total operating revenue. Total operating revenue consists of net interest revenue, fees and income from services, net, and other operating income, net.

     Operating expenses for the first half of 2006 increased by 6.6% compared to the first half of 2005. The 4.1% rise in personnel expenses reflects a 3.1% increase in average headcount and an increase in bonuses paid to business teams for reaching business targets. Administrative expenses increased by 11.4% for the same periods, reflecting an increase in expenses as a result of the expansion our distribution network. The branch network totaled 367 branches as of June 30, 2006, an increase of 12.2% since June 2005. Out ATM network totaled 1,443 machines, an increase of 17.8% since June 2005. We expect personnel and administrative expenses to grow at a higher pace in future periods as a result of our strategy to expand our retail banking business.

     Depreciation and amortization expenses increased 3.6% for the first half of 2006 compared to the first half of 2005, which is also mainly attributable to the investments in the distribution network and other fixed assets.

     The expansion of our branch and ATM network helped us increase our retail business. The relatively larger expenses incurred as a result of the expansion of the branch and ATM network partially offset by increases in productivity as operating income increased 16.3% . As a result, our efficiency ratio, representing operating expenses divided by operating income, improved from 40.4% for the first half of 2005 to a record low of 37.0% for the first half of 2006. The rate of expansion of our branch and ATM network in the medium-term may vary with fluctuations in the outlook of the Chilean economy.

  Loss from price level restatement

     The loss from price level restatement totaled Ch$7,466 million for the first half of 2006, an increase of 50.6% compared to the same period of 2005. We must adjust our capital, fixed assets and other assets for the variations in price levels. Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the inflation rate. The inflation rate used for calculating price level restatement was similar in the periods being analyzed (0.98% for the first half of 2006 and 0.99% for the first half of 2005), but, we lowered our payout ratio (dividends over net income), the gap between equity and other assets widened, which resulted in an increase in the loss from price level restatement. This is partially offset by the positive impact on margins caused by retaining a higher proportion of earnings that do not have to be substituted for more expensive deposits.

  Income tax

     Our income tax expense increased by 13.3% to Ch$29,191 million for the first half of 2006, primarily due to the 19.0% growth of income before taxes. The effective tax rate for the first half of 2006 was 16.8%, compared to 17.6% for the first half of 2005. The statutory corporate tax rate was 17% (See Note 20 of our Unaudited Consolidated Financial Statements at June 30, 2006 and 2005).

D. Liquidity and Capital Resources

Sources of Liquidity

     Santander-Chile’s liquidity depends upon its (1) capital, (2) reserves and (3) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

     The following table sets forth our on-balance sheet contractual obligations and commercial commitments by remaining maturity. In addition, we have certain off-balance sheet commitments, which are mainly commitments to extend credit not otherwise accounted for as contingent loans, overdraft protection and credit card lines of credit. See “ – Other Off-Balance Sheet Arrangements and Commitments.” The following table does not reflect our payment obligations under derivative contracts.

     At June 30, 2006, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total

		(in millions of constant Ch$ of June 30, 2006)
Deposit and other obligations(1)	5,335,395	1,260,363	38,289	11,117	6,645,164
Mortgage finance bonds	99,861	112,344	142,892	237,740	592,837
Subordinated bonds	2,285	43,444	17,690	327,565	390,984
Bonds	120,912	81	382,825	58,960	562,778

Chilean Central Bank borrowings:
Credit lines for renegotiations of Loans	5,752	-	-	-	5,752
Other Central Bank borrowings	166,067	-	-	-	166,067

Borrowings from domestic financial institutions	3,590	-	-	-	3,590
Investments sold under agreements to Repurchase	149,641	-	-	-	149,641
Foreign borrowings	1,308,406	325,865	2,980	-	1,637,251
Other obligations	44,327	3,661	3,784	1,566	53,338

Total cash obligations (2)	7,236,236	1,745,758	588,460	636,948	10,207,402

(1)	Excludes demand deposit accounts and saving accounts, which totaled Ch$ 2,367,553 million at June 30, 2006.
(2)	The Bank as of the date of the filing of this document has no significant purchase obligations.

Operational leases

     Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments at June 30, 2006 under non-cancelable leases are as follows:

At June 30, 2006

(in millions of constant Ch$ of June 30, 2006)
Due within 1 year	7,965
Due after 1 year but within 2 years	7,233
Due after 2 years but within 3 years	6,254
Due after 3 years but within 4 years	3,096
Due after 4 years but within 5 years	1,511
Due after 5 years	528

Total	26,587

     At June 30, 2006, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total

	(in millions of constant Ch$ of June 30, 2006)
Letters of credit	119,280	89,490	33,818	-	242,588
Guarantees	476,150	28,027	850	-	505,027
Other commercial commitments	283,676	474	1	-	284,151

Total other commercial commitments	879,106	117,991	34,669	-	1,031,766

  (i) Capital and Reserves

     We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank should have regulatory capital of at least 8% of its risk-weighted assets, net of required loan loss allowances, and paid-in capital and reserves (“basic capital”) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a regulatory capital to risk-weighted assets ratio of 12% for the merged bank. This indicator was reduced to 11% by the Superintendency of Banks effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets.

     The following table sets forth our minimum capital requirements set by the Superintendency of Banks at the dates indicated. See Note 13 to our Unaudited financial statements for a description of the minimum capital requirements.

	At June 30, 2005(1)	At December 31, 2005(2)	At June 30, 2006(1)

Net capital base	871,804	842,122	940,206
3% of total assets net of loan loss allowance	(421,264)	(394,078)	(465,452)
Excess over minimum required equity	450,540	448,044	474,754
Basic capital as a percentage of the total assets, net of provisions	6.2%	6.4%	6.1%
Regulatory capital	1,294,920	1,206,421	1,313,205
11% of risk-weighted assets, net of loan loss allowance	(1,061,387)	(1,029,863)	(1,184,655)
Excess over minimum regulatory capital	233,533	176,558	128,550
Regulatory equity as a percentage of risk-weighted assets	13.4%	12.9%	12.2%

(1) In millions of constant Chilean pesos as of June 30, 2006.
(2) In millions of constant Chilean pesos as of December 31, 2005.

   (iii) Financial Investments

     The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments at the dates indicated. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable.

	Trading			Available For Sale(3)

	At June 30, 2005(1)	At December 31, 2005(2)	At June 30, 2006(1)	At June 30, 2005(1)	At June 30, 2006(1)

Central Bank and Government Securities
Marketable debt securities (4)
	273,363	460,181	293,871	141,144	149,527
Investment collateral under agreements to
repurchase (5)	174,907	56,967	1,318	42,094	38,123
Investment purchased under agreements to resell
	56,758	23,120	181,925	-	-

Subtotal	505,028	540,268	477,114	183,238	187,650

Corporate securities
Marketable securities (4)	404,744	617,010	401,201	282,041	355,486
Investment collateral under agreements to
repurchase (5)	55,158	34,251	117,488	-	-

	Trading			Available For Sale(3)

	At June 30, 2005(1)	At December 31, 2005(2)	At June 30, 2006(1)	At June 30, 2005(1)	At June 30, 2006(1)

Investment purchased under agreements to resell	-		-	-	-

Subtotal	459,902	651,261	518,689	282,041	355,486

Time deposits in Chilean institutions	52,987	57,966	26,095	-	-

Total	1,017,917	1,249,495	1,021,898	465,279	543,136

(1)	In millions of constant Chilean pesos as of June 30, 2006.
(2)	In millions of constant Chilean pesos as of December 31, 2005.
(3)	Pursuant to the new accounting standards effective June 2006, financial investments are required to be classified into one of the following categories: trading, available-for-sale and held-to-maturity. Financial investments at June 30, 2005 have been reclassified into the new categories. Amounts at December 31, 2005 have not been reclassified.
(4)	Including market value adjustment.
(5)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.” Under U.S. GAAP, no such reclassification would be made since, in substance, the investment securities serve only as collateral for the borrowing.

      Under Chilean GAAP, investments held for trading must be marked-to-market.

     The following table sets forth an analysis of our investments at June 30, 2006, by remaining maturity and the weighted average nominal rates of such investments:

TRADING

Remaining Maturity(1)

	Within one year	Weighted Average Nominal Rate	One to five years	Weighted Average Nominal Rate	Five to ten years	Weighted Average Nominal Rate	More than ten years	Weighted Average Nominal Rate	Total	Weighted Average Nominal Rate

	(in millions of constant Ch$ of June 30, 2006, except percentages)
Government
securities
Central Bank
securities	106,759	4.2%	184,235	3.5%	35,474	3.3%	14,562	3.3%	341,030	3.6%
Government
pension
bonds	209	3.0	122	3.4	66	3.9	24	4.3	421	3.6

Total	106,968		184,357		35,540		14,586		341,451

Investments
purchased
under resale
agreements	25,301	5.3	109,124	6.3	-		-		134,425	5.8

Time deposits in
Chilean
Financial
Institutions	15,105	6.0	10,990	4.0	-		-	-	26,095	5.0
Other
Marketable
Securities	278,734	4.4	28,665	5.0	57,886	5.3	35,907	5.3	401,192	5.0

Total	293,839		39,655		57,886		35,907		427,287

Investment
Collateral
under
Agreements
to
Repurchase	11,131	4.0%	72,736	4.0%	10,376	4.5%	24,492	5.2%	118,735	4.4%

Total Financial
Investment	437,239		405,872		103,802		74,985		1,021,898

(1)	Represents the remaining contractual maturities of these financial assets, and does not necessarily represent our intentions with respect to such assets.

AVAILABLE FOR SALE

Remaining Maturity(1)

	Within one year	Weighted Average Nominal Rate	One to five years	Weighted Average Nominal Rate	Five to ten years	Weighted Average Nominal Rate	More than ten years	Weighted Average Nominal Rate	Total	Weighted Average Nominal Rate

	(in millions of constant Ch$ of June 30, 2006, except percentages)
Government
securities
Central Bank
securities	15,871	3.1%	66,626	5.6%	69,309	5.7%	4,610	3.6%	156,415	4.5
Government
pension
bonds	9,534	3.3	7,536	3.6	12,801	4.0	1,364	4.3	31,235	3.8

Total	25,405		74,162		82,110		5,974		187,650

Investments
Purchased
under
Resale
Agreements	-	-	-	-	-	-	-	-	-	-
Other Financial
Investments
Time deposits in
Chilean
Financial
Institutions	-	-	-	-	-	-	-	-	-	-
Other
Marketable
Securities	738	4.6%	3,303	4.5%	31,107	4.4%	320,338	4.5%	355,486	4.5%

Total	738		3,303		31,107		320,338		355,486

Investment
Collateral
under
Agreements
to
Repurchase	-	-	-	-	-	-	-	-	-

Total Financial
Investment	26,143		77,465		113,217		326,312		543,136

(1)	Represents the remaining contractual maturities of these financial assets, and does not necessarily represent our intentions with respect to such assets.

Unused sources of liquidity

     The Bank also has credit ratings from three international agencies. Our ratings are equivalent to the Chilean sovereign ratings, but our bond ratings from Moody’s Investor Services are higher than the maximum given to Chilean government instruments. We believe our credit ratings, as presented below, are a positive factor when obtaining financing. In 2006, Moody’s improved its rating for the Republic of Chile and for the Bank.

Moody’s	Rating

Long-term Bank Deposits	A2
Senior bonds	A1
Subordinated Debt	A2
Bank Financial Strength	B-
Short-term	P-1
Outlook	Stable

Standard &Poor’s	Rating

LT Foreign Issuer Credit	A
LT Local Issuer Credit	A
ST Foreign Issuer Credit	A-1
ST Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating

Foreign Currency LT Debt	A
Local Currency LT Debt	A+
Foreign Currency ST Debt	F1
Local Currency ST Debt	F1
Outlook	Stable

Working capital

     As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. See “Item 3D: Liquidity and Capital Resources - Deposits and Other Borrowings.” In our opinion, our working capital is sufficient for our present needs.

Liquidity Management

     Liquidity management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

     Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for peso, UF-denominated and foreign currency denominated time deposits with a term of less than a year. See “Item 2C: Business Overview—Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits payable within 10 days. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s paid-in capital and reserves. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

  Our total liabilities with maturities of less than 30 days cannot exceed our total assets with maturities of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

  Our total liabilities with maturities of less than 90 days cannot exceed our total assets with maturities of less than 90 days by more than twice of our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

      We believe we are in compliance with these limits.

      We have set other liquidity limits and ratios that minimize liquidity risk and that conform with Central Bank regulations. See “Item 8: Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flow

     The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments.

	Six-month period ended June 30,

	2005	2006

	(in millions of constant Ch$ of June 30, 2006)
Net cash provided by operating activities	(73,384)	122,450

     The Ch$195,834 million increase in cash provided by operating activities in the six month period ended June 30, 2006 compared to the six month period ended June 30, 2005 was mainly due to (i) a Ch$108,382 million variation in net changes in other assets and liabilities, (ii) a Ch$37,016 million variation in the net change in interest accruals and (iii) higher commercial activity reflected in an increase in net interest revenue and net fee income.

	Six-month period ended June 30,

	2005	2006

	(in millions of constant Ch$ of June 30, 2006)
Net cash provided by (used in) investing activities	169,908	(890,349)

     Net cash used in investing activities in the first half of 2006 totaled Ch$890,349 million mainly as a result of the growth of the Bank’s loan and financial investment portfolios. In the same period of 2005 the increase in loans was offset by the fall in financial investments.

	Six-month period ended June 30,

	2005	2006

	(in millions of constant Ch$ of June 30, 2006)
Net cash provided by (used in) financing activities	316,726	1,118,173

     In the first half of 2006, the Bank financed its lending activities with increases in current accounts, time deposits, short-term funds borrowed and senior bonds. The rise in financing activities compared to the first half of 2005 was mainly due to grater amounts of bonds issued and short-term funds borrowed.

Deposits and Other Borrowings

     The following table sets forth our average daily balance of liabilities for the six-months ended June 30, 2005 and 2006, in each case together with the related average nominal interest rates paid thereon.

	For the six-months ended June 30,

		2005			2006

	Average Balance	% of Total Average Liabilities and shareholders’ equity	Average Nominal Rate	Average Balance	% of total average liabilities and shareholders’ equity	Average Nominal Rate

	(In million of constant Ch$ at June 30, 2006, except percentages)
Savings accounts	122,872	0.9%	1.1%	107,116	0.7%	0.1%
Time deposits	5,038,345	37.8%	1.7%	6,318,311	42.2%	2.4%

Central Bank borrowings	205,224	1.5%	1.6%	95,724	0.6%	2.6%
Repurchase agreements	103,308	0.8%	12.3%	117,646	0.8%	12.3%

Mortgage finance bonds	969,448	7.3%	3.8%	621,133	4.2%	3.6%

Other interest-bearing liabilities	1,843,801	13.8%	2.5%	2,241,638	15.0%	3.0%

Subtotal interest-bearing liabilities	8,282,998	62.1%	2.2%	9,501,568	63.5%	2.7%

Non-interest-bearing liabilities
Non-interest-bearing deposits	1,975,515	14.8%		1,814,094	12.1%
Contingent liabilities	896,822	6.7%		924,490	6.2%
Other non-interest-bearing liabilities	1,130,302	8.5%		1,618,600	10.8%
Shareholders’ equity	1,043,298	7.8%		1,107,461	7.4%
Subtotal non-interest-bearing liabilities
and shareholders’ equity	5,045,937	37.9%		5,464,645	36.5%

Total liabilities and shareholders’
equity	13,328,935	100.0%		14,966,213	100.0%

     Our most important source of funding is our time deposits. Average time deposits represented 42.2% of our average total liabilities and shareholders’ equity in the six-month period ended June 30, 2006. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of time deposits with institutional investors and increasing in general our deposits from retail customers. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to lengthen the maturities of time deposits received form institutional investors. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits and Other Commitments

      The following table sets forth the composition of our deposits and similar commitments at the dates indicated.

	At June 30, 2005(1)	At December 31, 2005(2)	At June 30, 2006(1)

Checking accounts	1,429,197	1,455,924	1,572,712
Other demand liabilities	1,162,196	668,325	744,576
Savings accounts	117,350	109,423	106,046
Time deposits	5,351,563	5,797,288	6,539,118
Other commitments (3)	40,816	44,561	50,265

Total	8,101,122	8,075,521	9,012,717

(1)	In millions of constant Chilean pesos as of June 30, 2006.
(2)	In millions of constant Chilean pesos as of December 31, 2005.
(3)	Includes primarily leasing accounts payable relating to purchases of equipment.

Maturity of Deposits

     The following table sets forth information regarding the currency and maturity of our deposits at June 30, 2006, expressed in percentages. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currency	Total

Demand deposits	1.5%	-	-	0.8%
Savings accounts	-	4.7%	-	1.6%
Time deposits:
Maturing within 3 months	62.9%	28.8%	92.9%	56.3%
Maturing after 3 but within 6 months	11.5%	5.8%	6.3%	8.8%
Maturing after 6 but within 12 months	11.4%	21.4%	0.7%	13.0%
Maturing after 12 months	12.7%	39.3%	0.1%	19.6%
Total time deposits	98.5%	95.3%	100.0%	97.7%

Total deposits	100.0%	100.0%	100.0%	100.0%

The following table sets forth information regarding the maturities of the outstanding time deposits in excess of U.S.$100,000 issued by us at June 30, 2006.

	Ch$	UF	Foreign Currency	Total

	(in millions of constant Ch$ of June 30, 2006)
Time deposits:
Maturing within 3 months	1,745,479	591,644	824,502	3,161,625
Maturing after 3 but within 6 months	383,790	119,069	63,651	566,510
Maturing after 6 but within 12 months	401,832	509,036	6,227	917,095
Maturing after 12 months	384,139	794,585	321	1,179,045

Total time deposits	2,915,240	2,014,334	894,701	5,824,275

Short-term Borrowings

     The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans, Central Bank borrowings and repurchase agreements. The table below presents the amounts outstanding at each period end indicated and the weighted-average nominal interest rate thereon by type of short-term borrowing.

	At June 30,

	2005		2006

	Balance	Weighted Average Nominal Interest Rate	Balance	Weighted Average Nominal Interest Rate

	(In millions of constant Ch$ of June 30, 2006, except percentages)
Investments under repurchase agreements
	149,641	1.3%	280,039	1.2%
Central Bank borrowings
	166,067	1.4%	25,525	11.6%
Domestic interbank loans	3,590	36.7%	4,216	11.2%
Borrowings under foreign trade credit lines	1,637,251	2.1%	977,506	1.3%

Total short-term borrowings	1,956,549		1,287,286

     The following table shows the average balance and the average nominal rate for each short-term borrowing category during the periods indicated:

	At June 30,

	2005		2006

	Balance	Average Nominal Interest Rate	Balance	Average Nominal Interest Rate

	(In millions of constant Ch$ of June 30, 2006)
Investments under repurchase agreements
	103,308	12.3%	177,646	12.3%
Central Bank borrowings
	205,224	1.6%	95,724	2.6%
Domestic interbank loans	4,062	32.4%	3,589	13.2%
Borrowings under foreign trade credit lines	295,279	11.9%	19,819	65.1%

Total short-term borrowings	607,873		236,778

     The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2005 Month-End Balance	Maximum 2006 Month-End Balance

Investments under agreements to repurchase	601,516	355,439
Central Bank borrowings	310,567	235,253
Domestic interbank loans	44,548	3,589
Borrowings under foreign trade credit lines	1,111,423	1,756,659

Total short-term borrowings	2,068,054	2,350,940

Total Borrowings

     Our long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	At June 30, 2006

	Long-term	Short-term	Total

	(in millions of constant Ch$ of June 30, 2006)
Central Bank borrowings	-	166,067	166,067
Credit lines for renegotiations of loans	-	5,752	5,752
Investments under agreements to repurchase	-	149,641	149,641
Mortgage finance bonds	492,976	99,861	592,837
Other borrowings: bonds	441,866	120,912	562,778
Subordinated bonds	388,699	2,285	390,984
Borrowings from domestic financial institutions	-	3,590	3,590
Foreign borrowings	328,845	1,308,406	1,637,251
Other obligations	9,011	44,327	53,338

Total borrowings	1,661,397	1,900,841	3,562,238

	December 31, 2005

	Long-term	Short-term	Total

	(in millions of constant Ch$ as of Decemebr 31, 2005)
Central Bank borrowings	-	173,206	173,206
Credit lines for renegotiations of loans (a)	6,655	-	6,655
Investments under agreements to repurchase	-	49,779	49,779
Mortgage finance bonds (b)	551,772	117,189	668,961
Other borrowings: bonds (c)	413,525	1,718	415,243
Subordinated bonds (d)	385,751	-	385,751
Borrowings from domestic financial institutions	-	2,528	2,528
Foreign borrowings (e)	64,243	1,034,003	1,098,246
Other obligations (f)	11,751	30,341	42,092

Total borrowings	1,433,697	1,408,764	2,842,461

	At June 30, 2005

	Long-term	Short-term	Total

	(in millions of constant Ch$ of June 30, 2006)
Central Bank borrowings	-	25,525	25,525
Credit lines for renegotiations of loans (a)	-	7,953	7,953
Investments under agreements to repurchase	-	280,039	280,039
Mortgage finance bonds (b)	736,137	155,637	891,774
Other borrowings: bonds (c)	344,556	-	344,556
Subordinated bonds (d)	564,300	202	564,502
Borrowings from domestic financial institutions	-	4,216	4,216
Foreign borrowings (e)	22,361	955,145	977,506
Other obligations (f)	9,356	33,108	42,464

Total borrowings	1,676,710	1,461,825	3,138,535

      a) Credit lines for renegotiations of loans

     Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The credit lines for renegotiations are related to mortgage loans linked to the UF index and bear a real annual interest rate of 6.0% at June 30, 2005 and 2006.

      (b) Mortgage finance bonds

     These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 3.6% .

At June 30, 2006

(in millions of constant Ch$ of June 30, 2006)
Due within 1 year	99,861
Due after 1 year but within 2 years	58,066
Due after 2 years but within 3 years	54,278
Due after 3 years but within 4 years	51,435
Due after 4 years but within 5 years	48,682
Due after 5 years	280,515

Total mortgage finance bonds	592,837

      (c) Bonds

	At	At	At
	June 30, 2005(1)	December 31, 2005(2)	June 30, 2006(1)

Santiago bonds, series A, B, C, D and F	12,398	11,115	10,001
Santander bonds denominated in UF	93,040	161,694	334,058
Santander bonds denominated in US$	239,118	242,434	218,719

Total	344,556	415,243	562,778

(1)	In millions of constant Chilean pesos as of June 30, 2006.
(2)	In millions of constant Chilean pesos as of December 31, 2006.

     Santiago bonds include series A, B, C and F issued by the former Santiago S.A. and series B and D issued by the former Banco O’Higgins, prior to its merger with the Bank in 1997. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 7.0% with interest and principal payments due semi-annually.

     On December 17, 2004, Santiago Leasing S.A.. assigned through public deed a total of UF3,041,102 (Ch$52,663 million at December 31, 2004) in bonds to Banco Santander Chile. These bonds are linked to the UF index and bear an annual interest rate of 5.6% . At June 30, 2005 and 2006, the balance is included in Santander bonds linked to the UF.

     On October 5, 2005, the Bank issued bonds denominated in UF for a total of UF8 million and bear an average annual interest rate of 3.0% .

     On May 25, 2006, the Bank issued bonds denominated in UF for a total of UF6 million and bear an average annual interest rate of 4.6% .

     Our bonds linked to the UF also includes bonds issued by the former Banco Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5% .

     On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (5.28% and 3.37% at June 30, 2005 and 2006, respectively), interest payable quarterly and principal payable with a 5 year maturity.

The remaining maturities of these bonds at June 30, 2006 are as follows:

At June 30,

2006 (in millions of constant Ch$ of June 30, 2006)
Due within 1 Year	120,912
Due after 1 year but within 2 years	81
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	347,498
Due after 4 years but within 5 years	17,903
Due after 5 years	76,384

Total bonds	562,778

      d) Subordinated bonds

	At June 30, 2005(1)	At December 31, 2005(2)	At June 30, 2006(1)

Santiago bonds denominated in US$ (3)	48,018	43,131	43,443
Santander bonds denominated in US$ (4) (8)	252,672	259,872	267,513
Old Santander bonds denominated in US$ (5)	176,952	-	--
Santiago Bonds linked to the UF (6)	53,312	53,354	31,802
Santander Bonds linked to the UF (7)	33,548	29,394	48,225

Total subordinated bonds	564,502	385,751	390,984

(1)	In millions of constant Chilean pesos as of June 30, 2006.
(2)	In millions of constant Chilean pesos as of December 31, 2005.
(3)	On July 17, 1997, the former Banco Santiago issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, with semi-annual interest payments and one repayment of principal after a term of 10 years.
(4)	On January 16, 2003, the Bank completed a voluntary exchange for new subordinated bonds, which will mature in 2012. A total of US$ 221,961,000 in principal of the Santiago bonds were offered and redeemed by the Bank. The bonds carry a nominal interest rate of 7.375% per annum, with semi-annual interest payments and one repayment of principal at maturity after a term of 10 years.
(5)	On October 30, 1998, the former Banco Santander-Chile issued subordinated bonds, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, with semi-annual interest payments and one repayment of principal at maturity after a term of 7 years. These bonds matured and were paid off in November 2005.
(6)	The Series C and E Bonds outstanding at June 30, 2005 and 2006 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0%, respectively, with interest and principal payments due semi-annually.
(7)	The Series C, D and E Bonds outstanding at June 30, 2005 and 2006 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.
(8)	On December 9, 2004, the Bank issued subordinated bonds, denominated in U.S. dollars, for a total of US$ 300 million. These bonds carry a nominal interest rate of 5.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

      The remaining maturities of these bonds which are considered long-term at June 30, 2006, are as follows:

At June 30,

2006 (in millions of constant Ch$ of June 2006)
Due within 1 Year	2,285
Due after 1 year but within 2 years	43,444
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	17,690
Due after 4 years but within 5 years	-
Due after 5 years	327,565

Total subordinated bonds	390,984

e) Foreign borrowings

     These are short-term and long-term borrowings from foreign banks. The remaining maturities of these borrowings at June 30, 2006 are as follows:

At June 30,

2006 (in millions of constant Ch$ of June 30, 2006)
Due within 1 Year	1,308,406
Due after 1 year but within 2 years	320,039
Due after 2 years but within 3 years	5,826
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	2,980
Due after 5 years	-

Total foreign borrowings	1,637,251

     Our foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 2.5% and 2.7% at June 30, 2005 and 2006. Our foreign borrowings increased at June 30, 2006 compared to June 30, 2005, primarily because foreign trade loans were increasingly funded by foreign borrowings as a result of the increased cost for currency forward transactions between Chilean pesos and foreign currencies.

f) Other obligations

Other obligations are summarized as follows:

At June 30,

2006 (in millions of constant Ch$ of June 30, 2006)
Due within 1 Year	9,649
Due after 1 year but within 2 years	2,051
Due after 2 years but within 3 years	1,610
Due after 3 years but within 4 years	1,701
Due after 4 years but within 5 years	1,203
Due after 5 years	2,446

Total long term obligations	18,660

Short-term obligations:
Amounts due to credit card operators	19,102
Acceptance of letters of credit	15,576

Total short – term obligations	34,678

Total other obligations	53,338

  Other Off-Balance Sheet Arrangements and Commitments

     We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements.

     These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. The aggregate amount of these commitments was Ch$2,780,898 million at June 30, 2006, which will be financed with our deposit base. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

     From time to time, the Bank enters into agreements to securitize certain assets by selling those assets to unconsolidated and unaffiliated entities, which then sell debt securities secured by those assets. These sales are non-recourse to the Bank. However, in the past, the Bank has occasionally purchased a subordinated bond issued by the unconsolidated entity. At June 30, 2006, we did not hold any of these subordinated bonds in our investment portfolio.

     The Bank and its brokerage subsidiary enter into derivative transactions as part of their asset and liability management and in acting as dealers to satisfy their clients’ needs. The notional amounts of these contracts are carried off-balance-sheet. See Note 12 to the Unaudited Consolidated Financial Statements.

     Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned.

     When we enter into a forward exchange contract, we analyze the credit risk (the risk that the counterparty might default on its obligations) before approving such transactions. Subsequently, on an ongoing basis, we monitor the possible losses involved in each contract. To manage the level of credit risk, we deal with counterparties of good credit standing, enter into master netting agreements whenever possible and, when appropriate, obtain collateral.

     The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. Most of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

     Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under other assets and other liabilities (see Note 10 to our Unaudited Interim Consolidated Financial Statements).

     We enter into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. At June 30, 2006, these swaps are marked-to-market. For the six-month period ended June 30, 2006, the difference between the interest paid or received on a specified notional amount (interest as the instrument or the associated “hedge”) is recognized under “foreign exchange transactions, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statement at and for the six-month period ended June 30, 2005, therefore the figures at June 30, 2005 in the table presented below are not entirely comparable to the corresponding figures at June 30, 2006.

     In 2005, banks were authorized to operate in the currency and interest rate options market. The notional amounts of these options are carried off-balance-sheet. These contracts are valued at fair value and the changes in fair value are recognized in the consolidated financial statements.

     Our foreign currency futures, forward operations, options and other derivative products outstanding at June 30, 2005 and 2006 are summarized below:

  (a) Foreign currency and interest rate contracts:

				Notional amounts

	Number of contracts			Up to 3 months			Over 3 months

	At June 30, 2005	At December 31, 2005	At June 30, 2006	At June 30, 2005	At December 31, 2005	At June 30, 2006(1)	At June 30, 2005	At December 31, 2005	At June 30, 2006(1)

				(in thousands of US dollars)
Chilean market:
Future purchase of
foreign currency
with Chilean pesos	1,244	956	1,233	3,892,790	5,198,228	5,556,019	5,119,346	3,418,092	3,270,192
Future sale of foreign
currency with
Chilean pesos	1,242	2,146	1,851	2,566,289	3,077,468	3,206,981	2,395,935	3,490,314	5,986,992
Futures or other
interest rate
contracts	24	340	52	232,255	6,119,545	134,317	92,526	1,273,247	13,148
Foreign currency
forwards	246	253	301	2,334,689	289,972	2,115,448	1,947,300	226,011	2,021,299
Foreign markets:
Foreign currency
swaps	293	129	872	2,469,693	573,982	9,823,948	2,387,849	199,397	7,362,383

Interest rate swaps	45	107	20	402,023	1,305,457	762,838	745,938	2,558,182	3,000

(1)	The figures for June 30, 2006 are not presented at fair value in order to make them comparable to prior periods. The figures presented in our balance sheet are presented at fair value.

     The notional amounts refer to the U.S. dollars bought or sold or to the U.S. dollar equivalent of foreign currencies bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

  (b) Contracts expressed in the UF index:

				Notional amounts

	Number of contracts			Up to 3 months			Over 3 months

	At June 30, 2005	At December 31, 2005	At June 30, 2006	At June 30, 2005	At December 31, 2005	At June 30, 2006(1)	At June 30, 2005	At December 31, 2005	At June 30, 2006(1)

				UF	UF	UF	UF	UF	UF
Forwards in UF/Ch$
sold	36	19	5	3,100,000	2,100,000	900,000	5,800,000	3,300,000	430,887
Forwards in UF/Ch$
purchased	59	36	14	5,700,000	3,600,00	2,900,000	8,300,000	5,400,000	2,100,000

(c) Options:

			At June 30, 2006

			30 days	31 to 60 days	61 to 90 days	> 90 days

			(in thousands of U.S. dollars)
Call	Bought	Currency	-	19,343	-	4,303
		Interest rate	-	-	-	-
	Sold	Currency	-	-	100	4,303
		Interest rate	-	-	-	183
Put	Bought	Currency	-	-	100	20,000
		Interest rate	-	-	-	-
	Sold	Currency	-	19,343	-	10,000
		Interest rate	-	-	-	-

E. Asset and Liability Management

Please refer to Item 8: Asset and Liability Management regarding our policies with respect to asset and liability management.

Capital Expenditures

      The following table reflects capital expenditures for the six-month periods ended June 30, 2005 and 2006:

	For the six-months June 30,

	2005	2006

	(in millions of constant Ch$ at June 30, 2006)
Land and Buildings	1,113	1,873
Machinery and Equipment	6,037	2,520
Furniture and Fixtures	1,767	769
Vehicles	310	182
Other	928	537

Total	10,155	5,881

Selected Statistical Information

     The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as the discussion in “Item 3: Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, the financial data in the following tables at all dates prior to and for all periods through as of June 30, 2005 have been restated in constant Chilean pesos at June 30, 2006. The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index. See Note 1(c) to our financial statements.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

     The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, in UF and in foreign currencies (principally U.S.$). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores have not been categorized by currency. Therefore, it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

     The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. For presentation purposes, the nominal rates obtained from this formula are also presented on a annualized basis which was calculated by multiplying the six-month average nominal rate by 2. The real rates calculated for each period have been converted into real rates using the following formulas:

Where:

Rp= real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd= real average rate for foreign currency-denominated assets and liabilities for the period;

Np= nominal average rate for peso-denominated assets and liabilities for the period;

Nd= nominal average rate for foreign currency-denominated assets and liabilities for the period;

D= devaluation rate of the Chilean peso to the U.S. dollar for the period; and

I= inflation rate in Chile for the period (based on the variation of the Chilean Consumer Price Index).

     The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

     The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period.

     The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10.0% (Nd = 0.10), assuming a 5.0% annual devaluation rate (D = 0.05) and a 12.0% annual inflation rate (I = 0.12):

     In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

     Contingent loans (consisting of guarantees and open and unused letters of credit) have been treated as interest-earning assets. Although the nature of the income derived from such assets is similar to a fee, Chilean banking regulations require that such income be accounted for as interest revenue. As a result of this treatment, the comparatively low rates of interest earned on these assets have a distorting effect on the average interest rate earned on total interest-earning assets.

     The real rate for contingent loans has been stated as the nominal rate, since we do not have an effective funding obligation for these loans. The foreign exchange gains or losses on foreign currency-denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest on financial investments does not include trading gains or losses on these investments. Interest is not recognized during periods in which loans are past due. However, interest received on past due loans includes interest on such loans from the original maturity date.

     Non-performing loans that are overdue for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non-accrual loans) and restructured loans earning no interest. Non-performing loans that are overdue for 90 days or more are shown as a separate category of loans (past due loans). Interest and/or indexation readjustments received on all non-performing dollar-denominated loans during the periods are included as interest revenue. However, all peso-denominated loans that are classified as non-performing do not accrue interest or indexation adjustments as interest revenue.

     Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory reserves requirements and to facilitate international business, rather than to earn income.

     The monetary gain or loss on interest-earning assets and interest-bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

     The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the six-month period ended June 30, 2005 and 2006:

	Average Balance(1)	Interest Earned	Real Rate	Nominal Rate	Nominal Rate Annualized(2)	Average Balance(1)	Interest Earned	Real Rate	Nominal Rate	Nominal Rate Annualized(2)

ASSETS
Interest-earning assets	For the six-months ended June 30, 2005					For the six-months ended June 30, 2006
Interbank deposits

Ch$	41,886	729	0.6%	1.7%	3.5%	34,964	906	1.4%	2.6%	5.2%
UF	10,483	275	1.5%	2.6%	5.2%	10,405	289	1.6%	2.8%	5.6%
Foreign currencies	493,634	6,270	-4.9%	1.3%	2.5%	848,444	19,627	-3.9%	2.3%	4.6%

Subtotal	546,003	7,274	-4.3%	1.3%	2.7%	893,813	20,822	-3.6%	2.3%	4.7%

Financial investments
Ch$	592,934	12,915	1.0%	2.2%	4.4%	499,814	19,572	2.8%	3.9%	7.8%
UF	382,806	21,020	4.3%	5.5%	11.0%	581,168	23,860	2.9%	4.1%	8.2%
Foreign currencies	898,202	20,102	-3.9%	2.2%	4.5%	545,292	10,514	-4.2%	1.9%	3.9%

Subtotal	1,873,942	54,037	-0.7%	2.9%	5.8%	1,626,274	53,946	0.5%	3.3%	6.6%

Commercial loans
Ch$	1,792,492	91,057	3.9%	5.1%	10.2%	2,142,587	126,525	4.7%	5.9%	11.8%
UF	3,129,377	105,326	2.2%	3.4%	6.7%	3,930,993	136,268	2.3%	3.5%	6.9%
Foreign currencies	123,684	2,400	-4.2%	1.9%	3.9%	81,510	2,199	-3.5%	2.7%	5.4%

Subtotal	5,045,553	198,783	2.7%	3.9%	7.9%	6,155,090	264,992	3.1%	4.3%	8.6%

Consumer loans
Ch$	988,406	101,914	9.1%	10.3%	20.6%	1,247,300	136,439	9.7%	10.9%	21.9%
UF	7,077	393	4.4%	5.6%	11.1%	15,898	865	4.3%	5.4%	10.9%
Foreign currencies	5,442	0	-6.1%	0.0%	0.0%	5,525	0	-6.1%	0.0%	0.0%

Subtotal	1,000,925	102,307	9.0%	10.2%	20.4%	1,268,723	137,304	9.6%	10.8%	21.6%

Mortgage loans
Ch$	544	17	2.0%	3.1%	6.3%	494	18	2.5%	3.6%	7.3%
UF	837,898	40,247	3.6%	4.8%	9.6%	581,675	25,366	3.2%	4.4%	8.7%
Foreign currencies	0	0	0.0%	0.0%	0.0%	0	0	0.0%	0.0%	0.0%

Subtotal	838,442	40,264	3.6%	4.8%	9.6%	582,169	25,384	3.2%	4.4%	8.7%

Foreign trade loans
Ch$	83,492	1,769	1.0%	2.1%	4.2%	84,348	2,939	2.3%	3.5%	7.0%
UF	20,337	686	2.2%	3.4%	6.7%	27,630	1,072	2.7%	3.9%	7.8%
Foreign currencies	491,839	9,695	-4.2%	2.0%	3.9%	494,850	14,354	-3.3%	2.9%	5.8%

Subtotal	595,668	12,150	-3.3%	2.0%	4.1%	606,828	18,365	-2.3%	3.0%	6.1%

Interbank loans
Ch$	32,720	485	0.3%	1.5%	3.0%	22,309	542	1.3%	2.4%	4.9%
UF	0	0	0.0%	0.0%	0.0%	0	0	0.0%	0.0%	0.0%
Foreign currencies	10,868	175	-4.5%	1.6%	3.2%	49,547	1,263	-3.7%	2.5%	5.1%

Subtotal	43,588	660	-0.9%	1.5%	3.0%	71,856	1,805	-2.1%	2.5%	5.0%

Leasing contracts
Ch$	34,775	1,002	1.7%	2.9%	5.8%	51,923	1,777	2.3%	3.4%	6.8%
UF	494,619	19,784	2.8%	4.0%	8.0%	615,939	23,234	2.6%	3.8%	7.5%
Foreign currencies	21,064	595	-3.4%	2.8%	5.6%	24,512	1,323	-1.0%	5.4%	10.8%

Subtotal	550,458	21,381	2.5%	3.9%	7.8%	692,374	26,334	2.5%	3.8%	7.6%

Other outstanding loans
Ch$	39,556	1,771	3.3%	4.5%	9.0%	(50,631)	1,971	-5.0%	-3.9%	-7.8%
UF	322	37	10.2%	11.5%	23.0%	1,885	121	5.2%	6.4%	12.8%
Foreign currencies	0	0	0.0%	0.0%	0.0%	0	1	0.0%	0.0%	0.0%

Subtotal	39,878	1,808	3.4%	4.5%	9.1%	(48,746)	2,093	-5.4%	-4.3%	-8.6%

Contingent loans
Ch$	139,143	871	-0.5%	0.6%	1.3%	201,491	1,360	-0.5%	0.7%	1.3%
UF	209,437	978	-0.7%	0.5%	0.9%	261,042	1,363	-0.6%	0.5%	1.0%
Foreign currencies	545,878	540	-6.0%	0.1%	0.2%	459,692	449	-6.0%	0.1%	0.2%

Subtotal	894,458	2,389	-3.9%	0.3%	0.5%	922,225	3,172	-3.2%	0.3%	0.7%

	Average Balance(1)	Interest Earned	Real Rate	Nominal Rate	Nominal Rate Annualized(2)	Average Balance(1)	Interest Earned	Real Rate	Nominal Rate	Nominal Rate Annualized(2)

ASSETS
Interest-earning assets	For the six-months ended June 30, 2005					For the six-months ended June 30, 2006

Past due loans
Ch$	53,352	4,081	6.4%	7.6%	15.3%	46,350	4,565	8.6%	9.8%	19.7%
UF	72,403	21	-1.1%	0.0%	0.1%	51,464	3	-1.1%	0.0%	0.0%
Foreign currency	3,161	0	-6.1%	0.0%	0.0%	1,609	0	-6.1%	0.0%	0.0%

Subtotal	128,916	4,102	1.9%	3.2%	6.4%	99,423	4,568	3.3%	4.6%	9.2%

Total interest-earning assets
Ch$	3,799,300	216,611	4.5%	5.7%	11.4%	4,280,949	296,614	5.7%	6.9%	13.9%
UF	5,164,759	188,767	2.5%	3.7%	7.3%	6,078,099	212,441	2.3%	3.5%	7.0%
Foreign currency	2,593,772	39,777	-4.6%	1.5%	3.1%	2,510,981	49,730	-4.2%	2.0%	4.0%

Total	11,557,831	445,155	1.6%	3.9%	7.7%	12,870,029	558,785	2.2%	4.3%	8.7%

(1)	Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. Therefore, it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

(2)	Calculated by multiplying the corresponding nominal rate by 2.

	Average Balance(1)	Interest Earned	Average Balance(1)	Interest Earned

Non-interest-earning assets
Cash	For the six-months ended June 30, 2005		For the six-months ended June 30, 2006

Ch$	636,299	0	345,982	0
UF	0	0	0	0
Foreign currencies	15,094	0	13,583	0

Total	651,393	0	359,565	0

Reserves for loan losses
Ch$	(183,564)	0	(149,701)	0
UF	0	0	0	0
Foreign currencies	0	0	0	0

Total	(183,564)	0	(149,701)	0

Fixed assets
Ch$	220,428	0	225,037	0
UF	0	0	0	0
Foreign currencies	0	0	0	0

Total	220,428	0	225,037	0

Other assets
Ch$	210,565	0	332,481	0
UF	21,421	0	27,237	0
Foreign currencies	850,861	0	1,301,566	0

Total	1,082,847	0	1,661,284	0

Total non-interest earning assets
Ch$	883,728	0	753,799	0
UF	21,421	0	27,237	0
Foreign currencies	865,955	0	1,315,149	0

Total	1,771,104	0	2,096,185	0

TOTAL ASSETS
Ch$	4,683,028	216,611	5,034,748	296,614
UF	5,186,180	188,767	6,105,336	212,441
Foreign currencies	3,459,727	39,777	3,826,130	49,730

Total	13,328,935	445,155	14,966,214	558,785

     (1) Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

	Average Balance(1)	Interest Paid	Real Rate	Nominal Rate	Nominal Rate Annualized(2)	Average Balance(1)	Interest Paid	Real Rate	Nominal Rate	Nominal Rate Annualized(2)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities	For the six-months ended June 30, 2005					For the six-months ended June 30, 2006

Savings accounts
Ch$	340	3	-0.2%	0.9%	1.8%	578	4	-0.4%	0.7%	1.4%
UF	122,532	1,352	0.0%	1.1%	2.2%	106,538	147	-1.0%	0.1%	0.3%
Foreign currencies	0	0	0.0%	0.0%	0.0%	0	0	0.0%	0.0%	0.0%

Subtotal	122,872	1,355	0.0%	1.1%	2.2%	107,116	151	-1.0%	0.1%	0.3%

Time deposits
Ch$	2,168,503	38,598	0.6%	1.8%	3.6%	3,219,745	88,167	1.6%	2.7%	5.5%
UF	2,009,205	36,744	0.7%	1.8%	3.7%	2,097,921	44,789	1.0%	2.1%	4.3%
Foreign currencies	860,637	9,529	-5.0%	1.1%	2.2%	1,000,645	20,139	-4.2%	2.0%	4.0%

Subtotal	5,038,345	84,871	-0.3%	1.7%	3.4%	6,318,311	153,095	0.5%	2.4%	4.8%

Central Bank borrowings
Ch$	190,003	2,823	0.4%	1.5%	3.0%	86,841	740	-0.3%	0.9%	1.7%
UF	15,221	454	1.8%	3.0%	6.0%	8,883	1,717	18.0%	19.3%	38.7%
Foreign currencies	0	0	0.0%	0.0%	0.0%	0	0	0.0%	0.0%	0.0%

Subtotal	205,224	3,277	0.5%	1.6%	3.2%	95,724	2,457	1.4%	2.6%	5.1%

Repurchase agreements
Ch$	77,732	3,257	3.0%	4.2%	8.4%	37,215	8,975	22.7%	24.1%	48.2%
UF	12,958	4,681	34.6%	36.1%	72.2%	67,453	2,717	2.9%	4.0%	8.1%
Foreign currencies	12,618	4,797	29.7%	38.0%	76.0%	12,978	2,749	13.9%	21.2%	42.4%

Subtotal	103,308	12,735	10.2%	12.3%	24.7%	117,646	14,441	10.4%	12.3%	24.5%

Mortgage finance bonds
Ch$	0	0	0.0%	0.0%	0.0%	0	0	0.0%	0.0%	0.0%
UF	969,448	36,578	2.6%	3.8%	7.5%	621,133	22,109	2.4%	3.6%	7.1%
Foreign currencies	0	0	0.0%	0.0%	0.0%	0	0	0.0%	0.0%	0.0%

Subtotal	969,448	36,578	2.6%	3.8%	7.5%	621,133	22,109	2.4%	3.6%	7.1%

Other interest bearing liabilities
Ch$	35,173	557	0.4%	1.6%	3.2%	52,213	1,315	1.4%	2.5%	5.0%
UF	221,408	11,037	3.8%	5.0%	10.0%	349,721	14,158	2.9%	4.0%	8.1%
Foreign currencies	1,587,220	34,686	-4.0%	2.2%	4.4%	1,839,704	51,921	-3.4%	2.8%	5.6%

Subtotal	1,843,801	46,280	-3.0%	2.5%	5.0%	2,241,638	67,394	-2.3%	3.0%	6.0%

Total interest bearing liabilities
Ch$	2,471,751	45,237	0.7%	1.8%	3.7%	3,396,592	99,201	1.8%	2.9%	5.8%
UF	3,350,772	90,846	1.6%	2.7%	5.4%	3,251,649	85,637	1.5%	2.6%	5.3%
Foreign currencies	2,460,475	49,012	-4.2%	2.0%	4.0%	2,853,327	74,809	-3.6%	2.6%	5.2%

Subtotal	8,282,998	185,095	-0.4%	2.2%	4.5%	9,501,568	259,647	0.1%	2.7%	5.5%

     (1) Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.
     (2) Calculated by multiplying the corresponding nominal rate by 2.

	Average Balance(1)	Interest Paid	Average Balance(1)	Interest Paid

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest-bearing liabilities	For the six-months ended June 30, 2005		For the six-months ended June 30, 2006

Non-interest-bearing demand deposits
Ch$	1,975,515	—	1,814,094	—
UF	—	—	—	—
Foreign currencies	—	—	—	—

Total	1,975,515	—	1,814,094	—

Contingent obligations
Ch$	139,143	—	201,491	—
UF	209,437	—	261,043	—
Foreign currencies	548,242	—	461,956	—

Total	896,822	—	924,490	—

Other non-interest bearing liabilities
Ch$	584,621	—	1,109,752	—
UF	517,019	—	451,915	—
Foreign currencies	28,662	—	56,933	—

Total	1,130,302	—	1,618,600	—

Shareholders' Equity
Ch$	1,043,298	—	1,107,461	—
UF	0	—	0	—
Foreign currencies	0	—	0	—

Total	1,043,298	—	1,107,461	—

Total non-interest bearing liabilities
and shareholders' equity
Ch$	3,742,577	—	4,232,798	—
UF	726,456	—	712,958	—
Foreign currencies	576,904	—	518,889	—

Total	5,045,937	—	5,464,645	—

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY
Ch$	6,214,328	45,237	7,629,391	99,201
UF	4,077,228	90,846	3,964,607	85,637
Foreign currencies	3,037,379	49,012	3,372,216	74,809

Total	13,328,935	185,095	14,966,214	259,647

     (1) Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

     The following table allocates, by currency of denomination, changes in our interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the six-month period ended June 30, 2005 and 2006. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from the six-months ended June 30, 2005 to the six-months ended June 30, 2006 Due to Changes in

	Volume	Rate	Rate and Volume	Net Change from 2005 to 2006

ASSETS
Interest-earning assets
Interbank deposits
Ch$	(118)	377	(62)	197
UF	(2)	21	-	19
Foreign currency	4,613	4,936	3,548	13,097

Total	4,493	5,334	3,486	13,313

Financial investments
Ch$	(2,049)	10,080	(1,583)	6,448
UF	10,910	(5,359)	(2,777)	2,774
Foreign currency	(7,764)	(2,695)	1,059	(9,400)

Total	1,097	2,026	(3,301)	(178)

Commercial loans
Ch$	17,855	14,340	2,801	34,996
UF	27,255	3,129	802	31,186
Foreign currency	(801)	989	(337)	(149)

Total	44,309	18,458	3,266	66,033

Consumer loans
Ch$	26,666	5,930	1,553	34,149
UF	494	(14)	(18)	462
Foreign currency	-	-	-	-

Total	27,160	5,916	1,535	34,611

Mortgage loans
Ch$	(2)	3	-	1
UF	(12,299)	(3,352)	1,025	(14,626)
Foreign currency	-	-	-	-

Total	(12,301)	(3,349)	1,025	(14,625)

Foreign trade loans
Ch$	18	1,169	12	1,199
UF	248	102	36	386
Foreign currency	60	4,427	27	4,514

Total	326	5,698	75	6,099

Interbank loans
Ch$	(156)	294	(94)	44
UF	-	-	-	-
Foreign currency	619	98	348	1,065

Total	463	392	254	1,109

Leasing contracts
Ch$	497	174	86	757

UF	4,853	(989)	(243)	3,621
Foreign currency	97	548	90	735

Total	5,447	(267)	(67)	5,113

Other outstanding loans
Ch$	(4,058)	(3,323)	7,576	195
UF	180	(16)	(80)	84
Foreign currency	-	-	-	-

Total	(3,878)	(3,339)	7,496	279

Contingent loans
Ch$	374	139	62	575
UF	258	-	-	258
Foreign currency	(86)	-	-	(86)

Total	546	139	62	747

Past due loans
Ch$	(532)	1,174	(154)	488
UF	-	-	-	-
Foreign currency	-	-	-	-

Total	(532)	1,174	(154)	488

Total interest-earning assets
Ch$	38,495	30,357	10,197	79,049
UF	31,897	(6,478)	(1,255)	24,164
Foreign currency	(3,262)	8,303	4,735	9,776

Total	67,130	32,182	13,677	112,989

	Increase (Decrease) from the six-months ended June 30, 2005 to the six-months ended June 30, 2006 Due to Changes in

	Volume	Rate	Rate and Volume	Net Change

LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing liabilities
Savings accounts
Ch$	2	(1)	(1)	0
UF	(176)	(1,225)	160	(1,241)
Foreign currencies	0	0	0	0

Subtotal	(174)	(1,226)	159	(1,241)

Time deposits
Ch$	18,922	19,517	9,461	47,900
UF	1,597	6,028	266	7,891
Foreign currencies	1,540	7,746	1,260	10,546

Subtotal	22,059	33,291	10,987	66,337

Central Bank borrowings
Ch$	(1,547)	(1,140)	619	(2,068)
UF	(190)	2,481	(1,033)	1,258
Foreign currencies	0	0	0	0

Subtotal	(1,737)	1,341	(414)	(810)

Repurchase agreements
Ch$	(1,702)	15,469	(8,063)	5,704
UF	19,673	(4,160)	(17,493)	(1,980)
Foreign currencies	137	(2,120)	(60)	(2,043)

Subtotal	18,108	9,189	(25,616)	1,681

Mortgage finance bonds
Ch$	0	0	0	0
UF	(13,236)	(1,939)	697	(14,478)
Foreign currencies	0	0	0	0

Subtotal	(13,236)	(1,939)	697	(14,478)

Other interest-bearing liabilities
Ch$	273	317	153	743
UF	6,416	(2,214)	(1,283)	2,919
Foreign currencies	5,555	9,523	1,515	16,593

Subtotal	12,244	7,626	385	20,255

Total interest-bearing liabilities
Ch$	15,948	34,162	2,169	52,279
UF	14,084	(1,029)	(18,686)	(5,631)
Foreign currencies	7,232	15,149	2,715	25,096

Total	37,264	48,282	(13,802)	71,744

     Note: Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

Interest-Earning Assets: Net Interest Margin

     The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the periods indicated in the table.

	For the six-months ended June 30,

	2005	2006

	(in million of Ch$ at June 30, 2006)

Total average interest-earning assets
Ch$	3,799,300	4,280,949
UF	5,164,759	6,078,099
Foreign currencies	2,593,772	2,510,981

Total	11,557,831	12,870,029

Net interest earned (1)
Ch$	171,374	197,413
UF	97,921	126,804
Foreign currencies	(9,235)	(25,079)

Total	260,060	299,138

Net interest margin (2) (3)
Ch$	9.0%	9.2%
UF	3.8%	4.2%
Foreign currencies	-0.4%	-2.0%

Total	4.5%	4.7%

Net interest margin, excluding contingent loans (2)
Ch$	9.3%	9.6%
UF	3.9%	4.3%
Foreign currencies	-1.0%	-2.5%

Total	4.9%	5.0%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, presented on an annualized basis, is defined as net interest earned divided by average interest-earning assets, multiplied by 2.
(3)	Pursuant to Chilean GAAP, Santander-Chile also includes contingent loans as interest-earning assets. See “Item 3E: Asset and Liability Management—Loan Portfolio—Contingent Loans.”

Return on Equity and Assets; Dividend Payout

     The following table presents certain information and selected financial ratios for Santander-Chile for the periods indicated:

	For the six-months ended June 30,

	2005	2006

	(in millions of constant Ch$ of June 30, 2006, except percentages)

Net income	120,402	144,779
Average total assets	13,328,935	14,966,212
Average shareholders’ equity	1,043,298	1,107,461
Net income as a percentage of:
Average total assets	0.90%	0.97%
Average shareholders’ equity	11.54%	13.07%
Average shareholders’ equity as a percentage of:
Average total assets	7.83%	7.40%
Declared cash dividend	208,319	157,572
Dividend payout ratio, based on net income	100.0%	65.0%

Loan Portfolio

     The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due principal amounts.

	At June 30, 2005(1)	At December 31, 2005(2)	At June 30, 2006(1)

Commercial loans:
General commercial loans	3,505,980	3,655,101	4,006,219
Foreign trade loans	598,625	511,756	671,886
Interbank loans	191,564	194,652	146,725
Leasing contracts	593,266	663,862	720,424
Other outstanding loans	1,764,264	2,056,155	2,343,218

Subtotal commercial loans	6,653,699	7,081,526	7,888,472

Mortgage loans backed by mortgage
bonds
Residential	493,396	414,070	368,491
Commercial	274,018	220,653	186,586

Subtotal mortgage loans backed by
mortgage bonds	767,414	634,723	555,077

Consumer loans	1,266,396	1,392,012	1,590,374
Past due loans	126,353	106,540	88,559

Subtotal	8,813,862	9,214,801	10,122,482

Contingent loans (3)	970,130	929,472	1,030,589

Total loans	9,783,992	10,144,273	11,153,071

(1)	In millions of constant Chilean pesos as of June 30, 2006.
(2)	In millions of constant Chilean pesos as of December 31, 2005.
(3)	For purposes of loan classification, contingent loans are considered as commercial loans.

     The loan categories are as follows:

     Commercial loans are long-term and short-term loans granted in Chilean pesos, on an adjustable or fixed-rate basis, primarily to finance working capital or investments.

     Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

     Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

     Leasing contracts are agreements for the financial leasing of capital equipment and other property.

     Other outstanding loans under “commercial loans” mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings. Other outstanding loans also include factoring operations.

     Mortgage loans backed by mortgage bonds are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan.

     Consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges.

     Past due loans include, with respect to any loan, the amount of principal or interest that is overdue for 90 days or more, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

     Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), as well as open and unused letters of credit. (Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet.)

     Any collateral provided generally consists of a mortgage on real estate, a pledge on marketable securities, a letter of credit or cash. The existence and amount of collateral generally varies from loan to loan.

Type and Maturity of Loans

     The following table sets forth an analysis by type and remaining maturity of our loans at June 30, 2006:

	At June 30, 2006

	Due up to 1 year	Due after 1 year but up to 5 years	Due after 5 years	Total balance at June 30, 2006

	(in millions of constant Ch$ of June 30, 2006)
Commercial loans	2,005,291	1,228,332	772,596	4,006,219
Consumer loans	973,204	608,624	8,546	1,590,374
Mortgage loans	58,035	189,189	307,853	555,077
Leasing contacts	194,874	367,595	157,955	720,424
Foreign trade loans	565,915	73,094	32,877	671,886
Interbank loans	146,725	-	-	146,725
Other outstanding loans	269,485	446,436	1,627,297	2,343,218
Past due loans	88,559	-	-	88,559

Subtotal	4,302,088	2,913,270	2,907,124	10,122,482

Contingent loans	725,920	295,480	9,189	1,030,589

Total loans	5,028,008	3,208,750	2,916,313	11,153,071

     The following tables present a breakdown of outstanding loans due after one year at June 30, 2006 (not including contingent loans) into variable and fixed rate loans. See also “Item 3: Operating and Financial Review and Prospects—Results of Operations—Interest Rate Sensitivity.”

At June 30, 2006

(in millions of constant Ch$ as of June 30, 2006)
Variable Rate
Ch$	281,527
UF	2,137,098
Foreign currencies	38,972

Subtotal	2,457,597

Fixed Rate
Ch$	670,096
UF	2,622,485
Foreign currencies	70,216

Subtotal	3,362,797

Total	5,820,394

Loans by Economic Activity

     The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower’s principal economic activities categorized in accordance with the guidelines published by Superintendency of Banks. Loans to individuals for business purposes are allocated to their economic activities. The table does not reflect outstanding contingent loans.

	At June 30, 2005(1)		At December 31, 2005(2)		At June 30, 2006(1)

	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	220,741	2.5%	245,199	2.7%	271,498	2.7%
Fruit	72,663	0.8%	79,577	0.9	96,915	1.0%
Forestry and wood extraction	41,416	0.5%	48,578	0.5	89,117	0.8%
Fishing	90,073	1.0%	68,510	0.7	90,660	0.9%

Subtotal	424,893	4.8%	441,864	4.8	548,190	5.4%

Mining and Petroleum
Mining and quarries	80,500	0.9%	34,464	0.4	67,931	0.7%
Natural gas and crude oil extraction	82,024	0.9%	28,700	0.3	30,681	0.3%

Subtotal	162,524	1.8%	63,164	0.7	98,612	1.0%

Manufacturing
Tobacco, food and beverages	152,241	1.7%	116,880	1.3	135,887	1.3%
Textiles, clothing and leather goods	61,493	0.7%	57,777	0.6	58,976	0.6%
Wood and wood products	60,395	0.7%	53,147	0.6	59,567	0.6%
Paper, printing and publishing	33,833	0.4%	67,015	0.7	42,616	0.4%
Oil refining, carbon and rubber	107,401	1.2%	100,744	1.1	111,379	1.1%
Production of basic metal, non minerals, machine and
equipment	149,790	1.7%	120,768	1.3	137,021	1.4%
Other manufacturing industries	32,238	0.4%	25,562	0.3	32,298	0.3%

Subtotal	597,391	6.8%	541,893	5.9	577,744	5.7%

Electricity, Gas and Water
Electricity, gas and water	89,720	1.0%	76,596	0.8	100,060	1.0%

Subtotal	89,720	1.0%	76,596	0.8	100,060	1.0%

Construction
Residential buildings	293,678	3.3%	300,532	3.3	345,238	3.4%
Other constructions	268,514	3.1%	298,845	3.2	355,764	3.5%

Subtotal	562,192	6.4%	599,377	6.5	701,002	6.9%

Commerce
Wholesale	303,418	3.4%	302,113	3.3	345,745	3.5%
Retail, restaurants and hotels	512,220	5.8%	469,855	5.1	520,107	5.1%

Subtotal	815,638	9.3%	771,968	8.4	865,852	8.6%

Transport, Storage and Communications
Transport and storage	177,829	2.0%	208,508	2.3	224,930	2.2%
Communications	88,984	1.0%	102,821	1.1	104,584	1.0%

Subtotal	266,813	3.0%	311,329	3.4	329,514	3.2%

Financial Services, Insurance and Real Estate
Financial insurance and companies	671,396	7.7%	597,065	6.5	573,453	5.7%
Real estate and other services provided to companies	330,455	3.7%	362,291	3.9	367,601	3.6%

Subtotal	1,001,851	11.4%	959,356	10.4	941,054	9.3%

Community, Social and Personal Services
Community, social and personal services	1,561,059	17.7%	1,741,543	18.9	1,829,214	18.1%

Subtotal	1,561,059	17.7%	1,741,543	18.9	1,829,214	18.1%

Consumer Credit	1,274,667	14.5%	1,405,010	15.2	1,603,258	15.8%
Residential Mortgage Loans	2,057,114	23.3%	2,302,701	25.0	2,527,982	25.0%

Total	8,813,862	100.0%	9,214,801	100.0%	10,122,482	100.0%

(1)	In millions of constant Chilean pesos as of June 30, 2006, except for percentages.
(2)	In millions of constant Chilean pesos as of December 31, 2005, except for percentages.

     At June 30, 2006, foreign country loans totaled Ch$440,319 million. At the same date, loans to companies in Spain represented 1.52% of total loans and loans to companies in the U.S. represented 1.0% of total loans. No other country represents more than 1% of our total loans.

Credit Review Process

     The Risk Division, our credit analysis and risk management group, is largely independent of our Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

     In addition, Banco Santander Central Hispano is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$40 million, any additional loan to such borrower or member of such group must be reviewed by Banco Santander Central Hispano. Once a year, the Executive Committee of Banco Santander Central Hispano reviews those loans booked by us in excess of US$40 million.

Credit Approval: Corporate

     In preparing a credit proposal for a corporate client, Santander-Chile’s personnel verify such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

Credit Approval: Retail Banking

     Santander-Chile’s Risk Division for Individuals reports to the Risk Division for Individuals and small businesses, and is responsible for the risk policies for this segment. The credit evaluation process is based on an evaluation system known as Garra which is decentralized, automated and is based on a scoring system which incorporates our Credit Risk policies. The credit evaluation process is based on the gathering of information to determine a client’s financial stability, payment capacity and commercial nature. The following parameters are used to evaluate an applicant’s credit risk: (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Operations which cannot be approved by Garra are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits. All credit approvals are performed by a committee.

     The following table lists our committees from which credit approval is required depending on total risk exposure:

Approved By	Maximum approval in Thousands of US$

Executive Credit Committee	>20,000
Senior Credit Committee	20,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium-sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

     The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department that present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$20 million. In addition, any loan position above US$40 million must also be reviewed by our parent’s credit committee.

     The Senior Credit Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium-sized companies segment, General Counsel, the Corporate Director of Credit Risk and the Manager of Credit Admissions. The Senior Credit Committee reviews and will either approve or deny transactions in the range of US$8 million to US$20 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium-sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The regional committees oversee the branch networks outside of Santiago. At the branch level, the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

     Our internal control systems require that a part of the loan portfolio of each of our commercial units be subject to special supervision on an ongoing basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe we are able to detect problem loans and make a decision on client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that these loans be reviewed at least three times per year for those clients in the lowest category of credit watch.

Credit Approval: Banefe

     Banefe’s Risk division is part of Santander-Chile’s Risk Department for Individuals and Micro-businesses. In managing its credit risks, Banefe applies a specific set of general policies and rules which differs from the rest of Santander-Chile, due to its own market orientation. These policies and rules, as well as product specific guidelines, are developed by the Risk Division, which also defines the responsibilities of the various units and personnel participating in the credit approval process and the operating procedures for the granting of credit. Additionally, there exists a Risk Committee in which persons from the commercial area participate and where modifications to the risk policies are discussed.

     The credit evaluation process is based on Santander-Chile’s general credit policies, which define, among other things, Banefe’s target markets, as well as the parameters used to evaluate an applicant’s credit risk. The most relevant parameters used to evaluate an applicant’s credit risk are (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Additionally this area utilizes credit scoring models for evaluating the credit risk of some products.

     The credit evaluation process is, for the most part, decentralized and is carried out by credit analysts at branch offices who use the Syseva system (Sistema de Evaluación de Riesgos) for approving an operation, which includes the credit risk parameters and credit scoring mechanisms mentioned above. Additionally, a central unit exists, which reports to Banefe’s Risk Division, that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credit or operations that cannot be approved or rejected automatically through Syseva.

     The following table lists Banefe’s personnel from whom credit approval is required, depending upon total risk exposure. All credit approvals are performed by a committee. These attributions are granted based on specific training processes given by the Risk Division and according to the experience and professional background of the employee.

Range in US$ (Excludes mortgage loans)

Risk Division Manager	>12,500
Assistant Risk Division Managers	6,250-12,500
Zone Manager	3,125-6,250
Branch Assistant Manager	1,550-3,125
Credit Analyst	1,170-1,550
Commercial Executive	0-1,170

Classification of Loan Portfolio

     Chilean banks are required to provide to the Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. The Superintendency of Banks examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Superintendency of Banks. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the Superintendency of Banks while its board of directors will be made aware of the problems detected by the Superintendency of Banks and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the Superintendency of Banks until they are authorized by the Superintendency of Banks to do otherwise. We are classified in category 1.

     Under new classifications effective January 1, 2004, loans are divided into: (1) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (2) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (3) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

     In accordance with the regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks and approved by Board of Directors. In 2006, these models were improved and various changes were and are being introduced. Group rating are being phased out and replaced by statistical scoring systems. A detailed description of this accounting policy is discussed below under “-Selected Statistical Information-Loan loss allowances” and in Note 1 of our Consolidated Financial Statements. The following describes the calculation of the allowance for loan losses.

     Allowances for individual evaluations on commercial loans

     The Bank assigns a risk category level to each borrower and his respective loans. The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior. Accordingly, the Bank assigns one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.
ii.	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.
iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

     For loans classified as A1, A2, A3 and B, the board of directors of the Bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

Classification	Estimated range of loss	Reserve(1)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%
(1) Represents percentages of the required reserve amounts to the aggregate amount of principal and accrued but unpaid interest of the loan.

     Allowances for group evaluations on commercial loans

Allowances for group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze commercial loans to individuals and small companies.

Levels of required reserves are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

i.	A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.	A model based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

     Through June 30, 2006, the Bank maintained a model for calculating loan loss allowance based on group analysis of those commercial loans that were not assessed on an individual basis (approximately 25% of total commercial loans). Commencing in the fourth quarter of 2006, the Bank will no longer analyze commercial loans on a group basis. All commercial loans will be rated on an individual basis and performing loans in small amounts will be scored in an automated system utilizing various factors to calculate an expected loss ratio, which is equivalent to the allowance for loan loss set aside for the loan. This automated system will primarily consider six factors to determine a borrower’s rating: (1) products and markets, (2) shareholders and management, (3) access to credit, (4) profitability, (5) cash flow and (6) solvency (capacity to weather crisis situations). Past due loans will be rated on a case by case basis. The above changes to our provisioning policies in respect of commercial loans have been approved by the Superintendency of Banks and our Board of Directors.

     Allowances for consumer and mortgage loan (2005)

     The provisioning for consumer and mortgage loan is directly related to the aging of the installment.

     The following table sets forth our methodology for analyzing consumer and mortgage loans prior to 2006.

	Consumer loans overdue status		Residential mortgage loans overdue status		Allowances as a percentage of aggregate exposure (1)

Category	From	To	From	To

	(Days)		(Days)
A	—	—	—	—	—%
B	1	30	1	180	1
B-	31	60	181	>181	20
C	61	120	—	—	60
D	121	>121	—	—	90

(1) Represents the percentages of the required reserve amounts to the aggregate amount of the principal and accrued but unpaid interest of loans.

     Allowances for consumer and mortgage loans (2006)

     The allowances for consumer and mortgage loan is directly related to the aging of the loan or installment. The rating of a consumer and mortgage loans depends on its overdue status as shown in the table below.

	Consumer loans overdue status		Residential mortgage loans overdue status

Category	From	To	From	To

	(Days)		(Days)
A	—	—	—	—
B	1	30	1	180
B-	31	60	181	>181
C	61	120	—	—
D	121	>121	—	—

     Commencing in December 2006, the Bank will improve and modify the methodology for analyzing consumer and mortgage loans. All consumer and mortgage loans are now assigned a provisioning level on an individual borrower basis utilizing a more automated and sophisticated statistical model and considering borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods in the Bank. Once the rating of the client is determined, the provisioning of consumer and mortgage loans is calculated using a risk category and related % which is directly related to the overdue periods.

Loan type	Reserve % (1)	Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720

Consumer	Profile 1	5.2%	16.5%	29.7%	90.5%	Charged-off	-	-
	Profile 2	8.8%	20.0%	48.4%	90.5%	Charged-off	-	-
	Profile 3	13.5%	24.7%	48.4%	90.5%	Charged-off	-	-

Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

(1) Represents the percentage of required reserve amounts to the aggregate amount of the principal and accrued but unpaid interest on the loan. These percentages may vary as the model is improved.

     Additional reserves

     Under the new regulations effective January 1, 2004, banks are permitted to establish reserves above the limits described above only to cover specific risks that have been authorized by their board of directors. Voluntary reserves that cover no specific risk are no longer permitted.

Analysis of Santander Chile’s Loan Classification

     The following tables provide statistical data regarding the classification of our loans at the dates indicated.

	At June 30, 2005

	(in millions of constant Ch$ of June30, 2006 except for percentages)

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

A	-	1,038,043	1,963,973	3,002,016	30.7%
A1	485,851	-	-	485,851	5.0%
A2	3,936,867	-	-	3,936,867	40.2%
A3	848,977	-	-	848,977	8.7%
B	712,633	144,097	105,492	962,222	9.8%
B-	-	38,030	32,734	70,764	0.7%
C	-	32,964	2,015	34,979	0.4%
C1	233,705	-	-	233,705	2.4%
C2	53,906	-	-	53,906	0.6%
C3	28,769	-	-	28,769	0.3%
C4	12,012	-	-	12,012	0.1%
D	-	24,086	1	24,087	0.2%
D1	27,643	-	-	27,643	0.3%
D2	62,194	-	-	62,194	0.6%

Total of evaluated loans	6,402,557	1,277,220	2,104,215	9,783,992	100.0%

Total loans	6,402,557	1,277,220	2,104,215	9,783,992

Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

A	-	1,152,125	2,152,810	3,304,935	32.6%
A1	428,605	-	-	428,605	4.2%
A2-	4,114,591	-	-	4,114,591	40.6%
A3	926,554	-	-	926,554	9.1%
B	650,615	146,474	121,022	918,111	9.1%
B-	-	45,662	26,836	72,498	0.7%
C	-	35,815	1,848	37,663	0.4%
C1	185,575	-	-	185,575	1.8%
C2	39,839	-	-	39,839	0.4%
C3	20,225	-	-	20,225	0.2%
C4	13,723	-	-	13,723	0.1%
D	-	24,886		24,886	0.3%
D1	23,697	-	-	23,697	0.2%
D2	33,371	-	-	33,371	0.3%
Total of evaluated loans	6,436,795	1,404,962	2,302,516	10,144,273	100.0%
Total loans	6,436,795	1,404,962	2,302,516	10,144,273
Percentage evaluated	100%	100%	100%	100%

	At June 30, 2006

	(in millions of constant Ch$ of June 30, 2006, except for percentages)

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans		Percentage of Evaluated Loans

A	-	1,309,573	2,359,910	3,669,483		32.9%
A1	497,493	-	-	497,493		4.6%
A2	4,543,782	-	-	4,543,782		40.7%
A3	1,070,876	-	-	1,070,876		9.6%
B	637,670	169,109	78,081	884,860		7.9%
B-	-	59,156	22,109	81,265		0.7%
C	-	41,036	52,055	93,091		0.8%
C1	149,600	-	-	149,600		1.3%
C2	38,042	-	-	38,042		0.3%
C3	14,317	-	-	14,317		0.1%
C4	18,684	-	-	18,684		0.2%
D	-	24,261	15,225	39,486		0.4%
D1	22,546	-	-	22,546		0.2%
D2	29,546	-	-	29,546		0.3%

Total of evaluated loans	7,022,556	1,603,135	2,527,380	11,153,071		100.0%

Total loans	7,022,556	1,603,135	2,527,380	11,153,071

Percentage evaluated	100.0%	100.0%	100.0%	100	.%

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

     Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received. Non-performing loans include loans as to which either principal or interest is overdue, and which do not accrue interest. Restructured loans as to which payments are not overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal or interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue.

     According to the regulations established by the Superintendency of Banks, we are required to write off commercial loans not later than 24 months after being classified as past due, if unsecured, and if secured, not later than 36 months after being classified as past due. When an installment of a past due commercial loan (either secured or unsecured) is written off, we must write-off all installments which are overdue, notwithstanding our right to write-off the entire amount of the loan. Once any amount of a loan is written-off, each subsequent installment must be written-off as it becomes overdue, notwithstanding our right to write-off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes past due for six-months, we must write-off the entire remaining part of the loan. We may write-off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Superintendency of Banks. In certain circumstances we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written-off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written-off against income.

     In general, legal collection proceedings are commenced with respect to consumer loans once they are past due for 90 days and, with respect to mortgage loans, once they are past due for 150 days. Legal collection proceedings are always commenced within one year of such loans becoming past due, unless the bank determines that the size of the past due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short–term, with single payments at maturity. Past due loans are required to be covered by individual loan loss reserves equivalent to 100.0% of any unsecured portion thereof.

Total Loans

     The following table sets forth, at the dates indicated, the amounts that were current as to payments of principal and interest and the amounts that were overdue:

	At June 30, 2005(1)	At December 31, 2005(2)	At June 30, 2006(1)

Current	9,551,260	9,980,149	11,000,347
Overdue 1-29 days	87,425	37,556	44,201
Overdue 30-89 days	18,954	20,028	19,964
Overdue 90 days or more (“past due”)	126,353	106,540	88,559

Total loans	9,783,992	10,144,273	11,153,071

Overdue payments expressed as a percentage of total loans	2.4%	1.6%	1.4%
Past due payments as a percentage of total loans	1.3%	1.1%	0.8%

(1)	In millions of constant Chilean pesos as of June 30, 2006, except for percentages.
(2)	In millions of constant Chilean pesos as of December 31, 2005, except for percentages.

     We suspend the accrual of interest and readjustments on all overdue loans. The amount of interests that would have been recorded on overdue loans had they been accruing interests was Ch$4,632 million, Ch$4,722 million after six-month-period ended June 30, 2005 and 2006 respectively. Accrued interests and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

     Loans included in the previous table which have been restructured and that bear no interest are as follows:

	At June 30, 2005 (1)	At December 31, 2005 (2)	At June 30, 2006 (1)

Ch$	19,031	1,524	946
Foreign currencies	11,353	1,590	16,132
UF	13,934	7,459	1,480

Total	44,318	10,573	18,558

(1)	In millions of constant Chilean pesos as of June 30, 2006.
(2)	In millions of constant Chilean pesos as of December 31, 2005.

     The amount of interests that would have been recorded on these loans for the six-month period ended June 30, 2005 and 2006 had these loans been earning a market interest rate was Ch$1,862 million and Ch$679 million, respectively.

Loan Loss Allowances

     The following table sets forth our balance of loan loss allowances, the minimum allowances to be established by us in accordance with the regulations of the Superintendency of Banks and such total expressed as a percentage of total loans.

	At June 30, 2005 (1)	At December 31, 2005 (2)	At June 30, 2006 (1)

Reserves based on the requirements of the Superintendency of Banks	177,987	147,866	147,582
Reserves based on 0.75%	-	-	-
Minimum reserves required	177,987	147,866	147,582
Total loan loss allowances	177,987	147,866	147,582
Total loan loss allowances as a percentage of total loans	1.8%	1.5%	1.3%

(1)	In millions of constant Chilean pesos as of June 30, 2005.
(2)	In millions of constant Chilean pesos as of December 31, 2005.

Analysis of Substandard Loans and Amounts Past Due

     The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated.

	At June 30, 2005(1)	At December 31, 2005(2)	At June 30, 2006(1)

Total loans	9,783,992	10,144,273	11,153,071
Substandard loans (3)	314,354	265,902	336,977
Substandard loans as a percentage of total loans	3.21%	2.62%	3.02%

Amounts past due (4)	126,353	106,540	88,559
To the extent secured (5)	44,196	43,737	37,448
To the extent unsecured	82,157	62,803	51,111

Amounts past due as a percentage of total loans	1.29%	1.05%	0.79%
To the extent secured (5)	0.45%	0.43%	0.34%
To the extent unsecured	0.84%	0.62%	0.46%

Reserves for loans losses as a percentage of:
Total loans	1.82%	1.46%	1.32%
Total loans excluding contingent loans	2.02%	1.60%	1.46%
Total amounts past due	140.86%	138.79%	166.65%
Total amounts past due-unsecured	216.64%	235.44%	288.75%

(1)	In millions of constant Chilean pesos as of June 30, 2006, except for percentages.
(2)	In millions of constant Chilean pesos as of December 31, 2006, except for percentages.
(3)	Include all consumer and mortgage loans rated B- or worse and for commercial loans all loans rated C2 or worse.
(4)	Represents only the past due amounts. In accordance with Chilean regulations, past due loans are the loans as to which any payments of principal or interest are overdue for 90 or more days.
(5)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Loan Loss Allowances

     The following table analyzes our loan loss allowances and changes in the allowances attributable to write-offs, new allowances, allowances released, allowances on loans acquired and the effect of price-level restatement on loan loss allowances. Chilean GAAP requires that the loan loss allowance be debited the full amount of all charge-offs (irrespective of whether the charged-off loan was fully provisioned) and simultaneously credited the same amount through the taking of a new provision. The net effect of these two entries, which are included in the table below under “charge-offs” and “allowances established”, respectively, is to leave the loan loss allowance unchanged following the charge-off of a loan. Subsequently, at the end of each calendar month, loan loss allowances are released to the extent not needed. Such releases, which are included in the table below under “allowances released,” therefore include any amounts relating to provisions originally made in respect of loans that have been charged-off.

	For the six-months ended June 30,

	2005	2006

	(In millions of constant Ch$ of June 30, 2006)
Loan loss allowances at beginning of period	179,559	147,866
Release of allowances upon charge-offs (1)	(53,935)	(69,637)
Allowances established (2)	68,899	91,958
Allowances released(3)	(16,183)	(21,999)
Price-level restatement(4)	(353)	(605)

Loan loss allowances at end of period	177,987	147,583

Ratio of write-offs to total loans	0.6%	0.6%
Loan loss allowances at end of period as a percentage of total loans	1.8%	1.3%

(1)	Reflects releases of loan loss allowance equal to the entire amount of loans charged off, including any portion of guaranteed (by collateral or otherwise) loans with respect to which no allowance had been established for the guaranteed portion prior to the charge off.
(2)	Includes, in addition to provisions made in respect of increased risk of loss during the period, provisions made to create allowances as described in Note (1).
(3)	Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers., or the recoveries on loans.
(4)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos of June 30, 2006.

     The following table shows charge-offs by Santander-Chile by type of loan:

	For the six-months ended June 30,
	(In millions of constant Ch$ of June 30, 2006)
	2005	2006

Consumer loans	33,457	46,726
Mortgage loans	3,053	2,786
Commercial loans	17,425	20,125

Total	53,935	69,637

     The following table shows loan loss recoveries by Santander-Chile by type of loan:

	For the six-months ended June 30,
	(In millions of constant Ch$ of June 30, 2006)
	2005	2006

Commercial recoveries	5,579	7,660
Consumer loans	12,956	13,688
Mortgage recoveries	966	1,208

Total	19,501	22,556

     Based on information available regarding our debtors, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of the Loan Loss Allowances

     The following tables set forth, at the dates indicated, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) at each such date.

	At June 30, 2005

	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances

Commercial loans	102,280	1.60%	1.05%	60.20%
Consumer loans	58,802	4.61%	0.60%	34.61%
Residential mortgage loans	8,812	0.42%	0.09%	5.19%
Total allocated allowances	169,894	1.74%	1.74%	100.0%

Leasing	8,093	0.08%	0.08%
Voluntary allowances	-	-	-	-

Total allowances	177,987	1.82%	1.82%	-

(1) In millions of constant Chilean pesos at June 30, 2005.

	As of December 31, 2005

	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances

Commercial loans	69,657	1.08%	0.69%	49.73%
Consumer loans	62,730	4.46%	0.62%	44.78%
Residential mortgage
loans	7,685	0.33%	0.07%	5.49%
Total allocated
allowances	140,072	1.38%	1.38%	100.00%
Leasing	7,794	0.08%	0.08%
Total non-allocated
allowances	-	0.00%	0.00%	-
Total allowances	147,866	1.46%	1.46%	-

(1) In millions of constant Chilean pesos as of December 31, 2005.

	At June 30, 2006

	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances

Commercial loans	58,104	0.83%	0.52%	41.34%
Consumer loans	75,378	4.70%	0.68%	53.63%
Residential mortgage loans	7,067	0.28%	0.06%	5.03%
Total allocated allowances	140,549	1.26%	1.26%	100.00%

Leasing	7,033	0.06%	0.06%
Voluntary allowances	-	-	-

Total allowances	147,582	1.32%	1.32%

(1) In millions of constant Chilean pesos at June 30, 2006.

F. Research and Development, Patents and Licenses, etc.

     We do not currently conduct any significant research and development activities.

G. Trend Information

     As of the date of filing this report, we are unaware of any trend, uncertainty, demands, commitments or events that would have a material effect on the company’s net revenues, profitability, liquidity or capital resources that has not been discussed above or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. On October 27, 2006, we published results at and for the three-months ended September 30, 2006.

H. Reconciliation of Non-GAAP Measures

     Fees from checking accounts and lines of credit for the six-month period ended June 30, 2005 and 2006.

	For the six-months ended June 30,		% Change

	2005	2006	2005/2006

	(In million of constant Ch$ of June 30, 2006)
Checking accounts	15,222	19,588	28.7%
Lines of credit	3,604	6,058	68.1%

Checking account and lines of credit (1)	18,826	25,646	36.2%

(1) For presentation purposes only, we have combined fees from checking accounts and lines of credits in Item 38. Operating results. As these products are sold together, we have combined the fee income generated by these products.

     Net gain from financial transactions for the six-month period ended June 30, 2005 and 2006.

	For the six-months ended June 30,		% Change

	2005	2006	2005/2006

	(In million of constant Ch$ of June 30, 2006)
Net gains from trading activities	30,947	82,599	166.9%
Foreign exchange transactions, net	(7,893)	(49,747)	530.3%

Total net gains from financial transactions (1)	23,054	32,852	42.5%

(1) For analysis purposes only, we have presented in the table above “Total net gains from financial transactions” the net gain on trading activities and foreign exchange transactions As the Bank hedges its foreign exchange exposure by entering into foreign currency fowards (See Item 8: Quantitative and Qualitative Disclosures About Market Risk), the effects recorded in foreign exchange transactions are largely offset by mark-to-market adjustments on foreign currency forwards

ITEM 4. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

     We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. The current members of the board of directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 19, 2005. Members of the board of directors are elected for three-year terms. The term of each of the current board members expires on April of 2008. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the board of directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. In January 2006, Juan Colombo resigned and on April 25, 2006 Claudia Bobadilla was elected by shareholders to the Board. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the board of directors, by three directors with the consent of the Chairman of the board of directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires

Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee	April 2008
Executive Credit Committee
Marketing and Communications
Committee
Marcial Portela Alvarez	First Vice Chairman and Director	—	April 2008
Benigno Rodríguez Rodríguez	Second Vice Chairman and Director	Audit Committee	April 2008
Víctor Arbulú Crousillat	Director	Audit Committee	April 2008
Marco Colodro Hadjes	Director	Executive Credit Committee	April 2008
Lucía Santa Cruz Sutil	Director	—	April 2008
Juan Andrés Fontaine Talavera	Director	Asset and Liability Committee	April 2008
Roberto Méndez Torres	Director	Executive Credit Committee	April 2008
Marketing and Communications
Committee
Carlos Olivos Marchant	Director	Audit Committee	April 2008
Executive Credit Committee
Roberto Zahler Mayanz	Director	Asset and Liability Committee	April 2008
Claudia Bobadilla Ferrer	Director	—	April 2008
Raimundo Monge Zegers	Alternate Director	—	April 2008
Jesús Zabalza Lotina	Alternate Director	—	April 2008

     Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee and the Marketing and Communication Committee. He is the former Executive Vice Chairman of the Board of Directors of Old Santander-Chile. He is also Director of Santander Chile Holding S.A. and Universia Chile S.A. He is a director of the Asociación de Bancos e Instituciones Financieras de Chile. Mr. Larraín began working at Santander-Chile in 1989. Previous to that he was Intendente of the Superintendency of Banks, Manager of External Debt at the Banco Central and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Economics (Candidate) and in Law from Universidad Católica de Chile and from Harvard University.

     Marcial Portela Alvarez became a Director on May 6, 1999 and Vice Chairman of the Board on May 18, 1999. He currently oversees all of Banco Santander Central Hispano’s investments in Latin America and was the Director of Administration (Medios) at Banco Santander from November 1998 until the formation of Banco Santander Central Hispano. In the past, he was the CEO of Telefónica Internacional, Vice Chairman of Telefónica España and the Managing Director of Banco Argentaria and also worked at several other banks, including Banco Exterior, Caja Postal, Banco Hipotecario and BBV. Mr. Portela is also a member of the Advisory Council of the University of Chicago and a professor at Universidad Deusto. Mr. Portela holds a degree in Sociology from the University of Lovaina and a Political Science degree from the Universidad de Madrid.

     Benigno Rodríguez Rodríguez became a Director on March 19, 1996. He is a member of the Audit Committee. He served as Vice Chairman of the Board of Santiago from April 17, 2002 through the date the merger was consummated. Before that he served as Santiago’s Director of Management Information Systems. Currently, he is also President of Banco

Santa Cruz in Bolivia. He is a director of Santander-Chile Holding S.A., Aurum S.A., Altec Chile, Teatinos Siglo XXI, Santander Holding Perú and Segovía XXI España. Mr. Rodriguez holds a degree in Economics from the Universidad Complutense of Madrid.

     Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee. He is also director of Teatinos Siglo XXI and Aurum S.A. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and South America. Mr. Arbulú also worked for the Inter-American Development Bank. Mr. Arbulu holds a degree in Engineering and a Masters of Business Administration.

     Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Executive Credit Committee. Mr. Colodro also serves as a Director of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from Universidad de Chile, and a Ph.D. from University of Paris.

     Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She has been a Director of the Political Economy Institute of Universidad Adolfo Ibañez since 2001. Ms. Santa Cruz is also a director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

     Juan Andrés Fontaine Talavera became a Director on February 26, 1998. He is a member of the Asset and Liability Committee. He is a senior partner at Juan Andrés Fontaine y Asociados, an economic consulting firm in Chile, a board member of several companies and a professor at the Catholic University in Chile. Mr. Fontaine is also a researcher for the Instituto de Libertad y Desarrollo and the Centro de Estudios Públicos. Prior to that he was Chief Economist at the Central Bank. Mr. Fontaine holds a degree in Economics from Universidad Católica de Chile and a Masters degree in Economics from the University of Chicago.

     Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee and the Marketing and Communication Committee. He is also Director of AFP Bansander S.A. and Director of Universia S.A. He is a professor of Economics at Universidad Católica de Chile. Mr. Méndez also sits on the Consejo Consultor del Rector de la Universidad Católica de Chile. He has been Advisor to Grupo Santander Chile since 1989. Mr. Méndez is President and Director of Adimark Chile. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

     Carlos Olivos Marchant became a Director on April 15, 1987. He is Chairman of the Audit Committee and a member of the Executive Credit Committee. He was Chairman of the Board of Santiago from May, 1999 until the date of the merger. He is also a director of Compañia Cervecerías Unidas S.A., Inversiones Rentas S.A. and Inversiones Tajamar Ltda. Prior to that, he was Vice Chairman of the board since March 31, 1998. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank, and from 1984 to 1986 he served as Chairman of the board of directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University, School of Law.

     Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was also President of the Board of Siemens Chile and the Advisory Board of Deutsche Bank Americas Bond Fund. He was also a visiting professor at the IMF’s Research Department and a member of the Quota Formula Review Committee of the International Monetary Fund. Between 1991 and 1996 he was President of the Central Bank and Vice-President from 1989-1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia, Kosovo and Thailand. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters and a Ph.D. in Economics from the University of Chicago.

     Claudia Bobadilla Ferrer was elected to the Board in April 2006. She is CEO of Fundación País Digital, a member of the Executive Committee of Innovation and Technology of ICARE, council member of Endeavor Chile and Executive Director of the Chile-Japón Siglo XXI Committee. She was also founder and President of Comunidad Mujer, an organization dedicated to incrementing women participation in the workforce. She was previously Director of Legal Affairs at Terra

Networks Chile S.A. Between 2003 and 2005 she was an external consultant to companies in matters regarding work and family and was a manager of the alliance between the private sector and the Ministry of Education regarding quality certification of nursery schools and day care centers. She is a lawyer from the Universidad Diego Portales.

     Raimundo Monge Zegers. became an Alternate Director on April 29, 2003. He is Corporate Director of Strategic Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a director of Santander Multimedios S.A., Soince S.A., AFP Bansander S.A., Santiago Leasing S.A., Teatinos Siglo XXI S.A. and Bansa Santander S.A.. Mr. Monge has a degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

     Jesús Zabalza Lotina became a Director on April 19, 2005. He has worked for 22 years in the Spanish financial systems, and served as CEO in Banco Viscaya, Banco Hipotecario, Caja Postal and La Caixa. He as also served as director in several affiliate companies on La Caixa and Telefónica in Spain. He is Managing Director of America’s División of Santander Group for retail banking, and vice president of the Spanish Association of Finance Executives (AEEF). He also serves as Director of Banco Santander Bancorp in Puerto Rico. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Senior Management

     Our senior managers are as follows:

Senior Manager	Position	Date Appointed

Oscar von Chrismar	Chief Executive Officer	August 1, 2003
José Alberto García Matanza	Corporate Director of Credit Risk	January 1, 2005
Guillermo Sabater	Corporate Financial Controller	July 1, 2006
Ramón Sanchez	Corporate Director of Internal Audit	January 1, 2004
José Manuel Manzano	Corporate Director Human Resources	October 31, 2002
Andres Roccatagliata	Retail Banking	October 31, 2002
Fernando Massú	Global banking	October 6, 2005
Alejandro Cuevas	Banefe Consumer Division	July 18, 2002
Andrés Heusser	Middle-market Banking	October 1, 2004
Roberto Jara	Chief Accounting Officer	July 18, 2002
Juan Fernández	Administration and Operations	July 18, 2002
Gonzalo Romero	General Counsel	July 18, 2002

     Oscar von Chrismar C. became the CEO of Santander-Chile in August 2003 after being Manager of global Banking following the merger. Prior to that he was the former CEO of Old-Santander Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also President of Santander S.A. Agente de Valores and a director of Santiago Leasing S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

     José Alberto García Matanza became Director of the Risk Division in January 2005. Mr. García has served in various senior positions Banco Santander Central Hispano since 1990 in Spain, Colombia and Argentina. Mr. García holds a degree in Economics from the University of Cantabria, Spain.

     Guillermo Sabater is the Corporate Financial Controller of Santander Chile, which is in charge of the Accounting and Financial Control Departments. He has held this position since July 2006. Previously, Mr. Sabater was responsible for Risk and Management Control at Santander Consumer (the European Consumer Finance Division of Santander Group) in Madrid headquarters and Internal Audit Manager of the Group. Mr. Sabater has an Economics and Business Administration degree from the C.U.N.E.F. (Universidad Complutense of Madrid).

     Ramón Sánchez is the Corporate Director of Internal Auditing, a position he has held since January 2004. Previously, Mr. Sánchez was Director of Internal Auditing in Banco Santander in Puerto Rico. Mr. Sánchez has served in various positions in Banco Santander Central Hispano since 1995, including Senior Vice President of auditing in Madrid. Mr. Sánchez holds a law degree from the Universidad of Salamanca.

     José Manuel Manzano was appointed Corporate Director of Human Resources for Santander-Chile on October 31, 2002. Previously he served as Manager of Human Resources for Old Santander-Chile since 1999. Prior to that he was

General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

     Andrés Roccatagliata is our Retail Banking Manager. He is the former manager of Old Santander-Chile’s Retail Division, a position he held from 1999 until August 2002, when the merger with Santiago was consummated. Mr. Roccatagliata is also a director of Santander Santiago S.A. Administradora de Fondos Mutuos, Altavida Santander Seguros de Vida S.A. and Redbank S.A. Prior to that he served as Manager of Distribution of Old Santander-Chile in June 1997 and was responsible for the branch network of Old Santander-Chile. From 1993 to 1997, Mr. Roccatagliata was the Commercial Manager of Banefe. Before that, he was a Regional and Branch Manager from 1987 to 1990. Mr. Roccatagliata holds a degree in business from the Universidad de Santiago de Chile and an MBA from the Universidad Adolfo Ibáñez.

     Fernando Massú Taré is the Manager of Global Banking that includes wholesale banking and treasury services. He is the former manager of the Treasury and Finance Division of Old-Santander Chile, a position he held since May 1995. Mr. Massú is also a director of Santander Santiago S.A. Administradora de Fondos Mutuos and Sociedad Interbancaria de Depósito de Valores S.A. From September 1992 until May 1995 he was Treasurer at Banco de Comercio e Industria, a Portuguese affiliate of Banco Santander Central Hispano, S.A., and prior to that he was a Vice-President at Citibank, Chile. Mr. Massú, a graduate of Universidad Técnica Federico Santa María, holds a degree in Business Administration.

     Alejandro Cuevas became Manager of the Banefe Division of Santander-Chile in January 2000. Mr. Cuevas is also a director of Altavida Santander Seguros de Vida S.A. and Transbank S.A. Prior to that he was the Commercial Manager of Banefe between May 1997 and December 1999 and Marketing Manager of Banefe from March 1995 to May 1997. Mr. Cuevas has a Business degree from Universidad de Chile.

     Andrés Heusser is our Middle Banking Manager. He held the same position in the Old Santander-Chile since 1990, when he entered Santander Group. Mr. Heusser is also a director of Santiago Leasing S.A. and Santander Factoring S.A. Mr. Heusser holds a degree in business from the Universidad de Santiago de Chile and an MBA from the Universidad Adolfo Ibáñez.

     Roberto Jara is our Chief Accounting Officer. He is the former Chief Accounting Officer at Old Santander-Chile, a position he held from March 1998 until August 2002, when the merger with Santiago was consummated. He joined Old Santander-Chile in 1978, and held several positions there such as Sub-Manager of Budget and Costs and Chief of IT Projects. Mr. Jara is a CPA and holds a degree in Tax Management from Universidad Adolfo Ibañez.

     Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held since April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Santander S.A. Sociedad Securitizadora, Santander Factoring S.A., Altec S.A., Bansa Santander S.A., Multinegocios S.A. and Procura Digital Chile S.A. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that Mr. Fernández was at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

     Gonzalo Romero is our General Counsel, a position he has held since July 18, 2002. He is also a director of Santander Santiago S.A. Sociedad Securitizadora. Mr. Romero, a lawyer, joined Old Santander-Chile in February 1997 as General Counsel. He had been General Manager of Banco Concepción from 1991 to 1996 and General Counsel of Banco Concepción from 1986 to 1990. He has a Degree in Law from the Universidad de Chile.

B. Compensation

     For the six-month period ended June 30, 2006, the aggregate amount of compensation paid by us to all of our directors was Ch$191 million including attendance fees and monthly stipends. For the six-month period ended June 30, 2006, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$10,695 million (US$19.5 million). In our annual shareholder meeting held on April 25, 2006, a monthly stipend per director of UF209 (US$6,931) was approved by shareholders. This amount will be increased by UF25 per month (US$829) if a Board member is named to one or more committees of the Board. In addition, we pay certain directors professional service fees for consulting services they rendered to us in the field of their expertise. For the six-month period ended June 30, 2006, payments for consulting fees totaled Ch$39 million.

     We do not pay any contingent or deferred compensation and there is no stock option or profit-sharing plan for our administrative, supervisory or management personal. Furthermore nothing was set aside or accrued by us to provide pension, retirement or similar benefits for our Directors and executive officers.

     We pay bonuses to our administrative, supervisory or management personnel based on pre-defined goals (mainly commercial but also including items such as customer satisfaction) and our overall performance in the year. Santander-Chile currently does not have any profit-sharing arrangements with its employees. There is no system for the granting of options or securities to employees. These bonuses are provisioned for monthly, according to the degree of accomplishment of our budget. We also give bonuses throughout the year to commercial teams for performance in other commercial contests. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

C. Employees

     As of June 30, 2006 on a consolidated basis we had 7,782 employees, 7,576 of whom were bank employees and 206 of whom were employees of our subsidiaries. With respect to the average number of employees for the Bank only, during the six-month period ended June 30, 2005 and 2006 we had on average 7,388 and 7,619 employees, respectively. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount, 3,170 or 41% were unionized. In 2003 we signed a new collective bargaining agreement with the Bank’s main unions that expires in 2007. In November 2006 we concluded the anticipated negotiations of the new collective bargaining agreement that will expire in 2007. The new collective bargaining agreement enters into effect on March 1, 2007 and expires on March 1, 2011. The main points of the new collective bargaining agreement include an improvement of certain benefits related to scholarships, sick days, insurance coverage for employees and a 5% increase in salaries as of May 2007 for incomes below Ch$800,000 (US$1,500) gross monthly income. Simultaneously, an end of negotiation bonus will be paid that depends on wage level and an additional special bonus for years of service will be given for non-executive employees that depends on number of years employed at the Bank. These bonuses will signify a cost of US$20 million to be recognized in the fourth quarter of 2006. In the past we have applied the terms of our collective bargaining agreement to unionized and non-unionized employees.

Employees	2006

Executives	561
Professionals	3,493
Administrative	3,728
Total	7,782

D. Share Ownership

     As of June 30, 2006, the following directors and executives held shares in Santander-Chile:

Director	Number of Shares

Mauricio Larraín G.	568
Juan Andrés Fontaine T.	561,954
Juan Fernández F.	35,536

     No director or executive officer owns more than 1% of the shares of Santander-Chile.

     Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities to them.

ITEM 5. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     As of June 30, 2006 Santander-Chile’s largest shareholders were the following:

Shareholder	Number of Shares	Percentage

Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46
Grupo Empresarial Santander, S.L.	13,626,663,708	7.23%

     Banco Santander Central Hispano is the controlling shareholder of Santander-Chile, which as of June 30, 2006 directly and indirectly owned or controlled 84.14% of Santander-Chile.

     Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI and Santander-Chile Holding, which are controlled subsidiaries, and through the indirect ownership of ADSs representing 7.23% of Santander-Chile’s outstanding capital stock held by Grupo Empresarial Santander, S.L. This gives Banco Santander Central Hispano control over 84.14% of the shares of the Bank, and actual participation when excluding minority shareholders that participate in Santander-Chile Holding of 83.96% at June 30, 2006. Banco Santander Central Hispano is in a position to cause the election of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders. Santander Central Hispano holds ordinary shares to which no special voting rights are attached. Each share represents one vote and there are no shareholders with different voting rights.

     The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at June 30, 2006 was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading in the Chilean Stock Exchanges and in the New York Stock Exchange in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date was Ch$3,927,217 million (US$7,176 million), representing 188,446,126,794 shares of common stock. At June 30, 2006, Santander-Chile had 14,086 holders registered in Chile, including the Bank of New York, as depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program. As of June 30, 2006, there were a total of 10 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

     Other than the information disclosed in this section, there are no arrangements in the knowledge of Santander-Chile, which can result in a change of control of Santander-Chile.

B. Related Party Transactions

     The Chilean Companies Law requires that our transactions with related parties be on a market basis, that is, on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violations.

     In addition, under the Chilean Companies Law, a company may not enter into a transaction in which one or more of its directors has a direct or indirect interest unless (i) such transaction has received the prior approval of the company’s board of directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to make this determination, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers that the amount of a proposed transaction is material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds 2,000UF) or (2) it exceeds 20,000 UF.

     All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’’ meeting. Violations of this provision may result in administrative, criminal or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation.

Loans granted to related parties

     Related party loans, all of which are current, are as follows:

	At June 30,

	2005		2006

	Loans	Collateral Pledged	Loans	Collateral Pledged

	MCh$	MCh$	MCh$	MCh$

Operating companies	70,380	28,138	128,432	77,777
Investment companies (1)	378,728	96,227	416,591	37,888
Individuals (2)	17,834	16,443	21,396	20,049

Total	466,942	140,808	566,419	135,714

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are equal to or greater than UF3,000, equivalent to US$99,494 at June 30, 2006. Includes loans to certain executive officers. All of the loans to the executive officers were made in our ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

     Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

  a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree 93 with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;
  a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;
  a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;
  a bank may not directly or indirectly grant a loan the purpose of which is to allow the borrower to acquire shares in the lending bank;
  a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties;

  a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital; and
  the maximum aggregate amount of loans that a bank may grant to its employees is 1.5% of its regulatory capital, and no individual employee may receive loans in excess of 10.0% of such 1.5% limit. These limitations do not apply to a single home mortgage loan for personal use per term of employment of each employee. We are not aware of any loans to any related parties exceeding the above lending limits.

Other transactions with related parties:

     During the six-month periods ended June 30, 2005 and 2006, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Six-month period ended June 30,

Company	2005 Income/(Expenses)	2006 Income/(Expenses)

	MCh$	MCh$

Redbanc S.A. (payment for administering ATM network)	(1,305)	(1,735)
Transbank S.A. (payments for administering credit card network)	(2,802)	(3,591)
Sixtra Chile S.A. (Computer services)	(27)	(5)
Santander G.R.C. Ltda. (collection services)	(570)	(880)
Santander Chile Holding S.A. (rent)	342	(406)
Santander Factoring S.A. (rent)	371	513
Bansa Santander S.A. (rent and sale of repossessed assets)	(1,199)	(1,201)
AFP Bansander S.A (rent)	92	112
Altec S.A. (technology services)	(4,007)	(2,669)
Santander Investment Chile S.A. (rent)	45	46
Altavida Cia. de Seguro de Vida S.A. (collection of insurance policies)	5,337	980
Plaza El Trebol S A (rent)	(77)	(74)
Others	(48)	(47)

Total	(3,848)	(8,957)

ITEM 6. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

     See Item 11.

Legal Proceedings

     The subsidiary Santiago Leasing S.A. leased property with deferred customs duties. The subsidiary may eventually have to pay such duties, on behalf of the leaseholder, if not paid by the latter. Leased assets subject to deferred custom duties amounts to Ch$286 million at June 30, 2005 and Ch$27 million in 2006.

     Orsini con Orsini y Otros filed a claim for indemnity of losses against the subsidiary Santander S.A. Agente de Valores (“Agent”), Case Rol N°1452-2000, before the 28th Civil Court of Santiago. The final sentence in first instance, dated December 18, 2001, was unfavorable for the Agent; therefore it filed an annulment action against the judicial decision, and an appeal. On November 4, 2005, the Court of Appeals rejected the annulment action against the judicial decision, however it accepted the appeal filed by the Agent, repealing the first instance sentence and rejecting the claim filed against the Agent. The Agent then filed, before the Supreme Court, an annulment action against the judicial decision. The Supreme Court has rejected the claim action, therefore there is no contingency to the Agent.

     There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries. Our General Counsel has been indicted in suit regarding the repayment by Inverlink Corredores de Bolsa of a Ch$980 million (equivalent to US$1.8 million) loan made to it by Banco Santander Chile. Repayment was made by tendering to Banco Santander Chile a cashiers check issued by another bank in favor of Banco Santander Chile. The Bank was not legally required to verify the authenticity of the cashiers check and, accordingly, cashed it in satisfaction of its loan to Inverlink. Subsequently, the Bank learned that the cashiers check had been fraudulently obtained from the issuing bank by a third party. It is important to note that this ruling reverses previous rulings issued by the Judge that investigates this case, which had freed the General Counsel from any misdoings. The Bank has actively cooperated with the investigation and will continue to do so until this matter is resolved. The Bank is convinced that the actions of this company and those of the General Counsel, who will continue in his position, were in strict conformity with the law.

Dividends and dividend policy

     See “Item 1: Selected Financial Data—Dividends”.

ITEM 7. THE OFFER AND LISTING

A. Historical Trading Information

     The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our common stock on the Santiago Stock Exchange and the annual, quarterly and monthly high and low closing prices (in U.S. dollars) as reported by the NYSE.

	Santiago Stock Exchanges		NYSE

	Common Stock		ADS(2)

	High	Low	High	Low

	(Ch$ per share(1))		(U.S.$ per ADS)

Annual Price History
2001	15.40	10.55	24.20	19.06
2002	14.70	10.80	22.90	15.99
2003	15.30	12.65	24.65	17.05
2004	18.20	13.30	33.77	23.55
2005	22.75	17.11	45.86	30.40
Quarterly Price History
2004
1st Quarter	16.80	13.30	30.70	23.65
2nd Quarter	16.50	14.60	28.30	23.55
3rd Quarter	17.10	15.95	28.43	27.57
4th Quarter	18.20	17.55	33.77	26.73
2005
1st Quarter	19.60	17.55	35.25	30.71
2nd Quarter	19.20	17.11	34.50	30.40
3rd Quarter	22.30	17.79	43.87	32.10
4th Quarter	22.75	20.00	45.86	38.00
2006
1st Quarter	25.09	21.60	49.85	43.10
2nd Quarter	23.20	19.60	46.77	37.40
3rd Quarter	24.00	19.75	46.50	37.66
Monthly Price History
May 2006	23.20	19.81	46.50	38.47
June 2006	21.40	19.60	41.69	37.40
July 2006	21.45	19.75	41.65	37.66
August 2006	22.48	20.25	43.56	38.94
September 2006	24.00	21.70	46.50	42.20
October 2006	24.49	22.90	48.23	44.69
November 2006 (through November 24, 2006)	26.20	24.49	51.46	48.23

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.
(1)	Chilean pesos per share reflect nominal price at trade date.
(2)	Price per ADS in U.S.$; one ADS represents 1,039 shares of common stock.

B. Nature of Trading Market

Nature of Trading Market

     Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. The ADRs have been issued pursuant to the Deposit Agreement, dated as of August 1, 2002, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of June 30, 2006 30,684,721 ADSs were outstanding (equivalent to 31,881,425,119 shares of common stock or 16.9% of the total number of issued shares of common stock). This figure includes the 7.23% owned directly by Grupo Empresarial Santander, S.L. As of June 30, 2006 there were a total of 10 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

ITEM 8. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

     This section describes the market risks that we are exposed to, the tools and methodology used to control these risks, the portfolios over which these market risk methods were applied and quantitative disclosure that demonstrate the level of exposure to market risk that we are assuming. This section also discloses the derivative instruments that we use to hedge exposures and offer to our clients.

     The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management.

Market Risk

     Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

  trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

  engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

  engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

  trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

  investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

Market Risk Exposure Categories

Inflation

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2005, inflation reached 3.7% due to rising internal demand and higher international oil prices. This trend continued in the first half of 2006 and the twelve-month inflation rate as of June 30, 2006 reached 3.9%.

     UF-denominated assets and liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$16,920.00, Ch$17,317.05 and Ch$17,974.81 at December 31, 2003, 2004 and 2005, respectively. One UF was equal to Ch$17,489.25 and Ch$18,151.40 at June 30, 2005 and 2006, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. The majority of long-term bonds with a maturity greater than 5 years are denominated in UFs.

     Peso-Denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. All bonds with a maturity of up to 5 years are denominated in pesos.

Interest Rates

     Interest rates earned and paid on Santander-Chile’s assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short-term rates related to the Central Bank’s monetary policies. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. In 2005 and in the first six-months of 2006, the Central Bank continued to tighten monetary policy in response to better consumption and investment growth figures accompanied by higher inflation and rising international rates. The Central Bank last increased the reference rate on July 14, 2006 to 5.25% compared to 4.50% at December 31, 2005 and 3.50% twelve months earlier.

Foreign Exchange Fluctuations

     Changes in the value of the Chilean peso against the U.S. dollar could adversely affect the financial condition and results of operations of Santander-Chile. Santander-Chile had a policy of minimizing the effect of the fluctuation of the exchange rate on its results and balance sheet. The Chilean peso has been subject to large devaluation in the past, including a decrease of 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. In 2003, the Chilean peso appreciated 15.9% against the dollar. In 2004 and 2005 the Chilean peso appreciated 6.6% and 8.1% against the U.S. dollar, respectively. In the first six-months of 2006 the Chilean peso depreciated 6.4% against the U.S. dollar.

Asset and Liability Management

     Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest revenue and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we occasionally take mismatched positions with respect to interest rates and foreign currencies. Our asset and liability management policies are developed by the Asset and Liability Committee (the “ALCO”) following guidelines and limits established by our Board of Directors, Banco Santander Central Hispano’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, three members of the Board, the Chief Executive Officer, the Manager of the Finance Division and the Financial Controller. Senior members of Santander-Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants. In addition, our Controller reports weekly on all of our positions to the ALCO. Our limits and positions are reported on a daily basis to Banco Santander Central Hispano’s Global Risk Department. The ALCO reports as often as deemed necessary to our Board of Directors. The risk limits set by the ALCO are implemented by our Finance Division and are controlled by the Market Risk and Control Department, which establishes guidelines and policies for risk management on a day-to-day basis.

     The composition of our assets, liabilities and shareholders’ equity at June 30, 2006 by currency and term is as follows:

	June 30, 2006

	Ch$	UF	Foreign Currency	Total	Percentage

	(in millions of constant Ch$ as of June 30, 2006 except percentages)
Assets
Cash and due from banks	337,679	-	1,248,685	1,586,364	10.4%
Other assets:(1)
Less than one year	3,557,397	1,107,564	1,376,481	6,041,442	39.7%
From one to three years	886,473	1,167,087	163,976	2,217,536	14.6%
More than three years	514,110	4,107,380	162,800	4,784,290	31.5%
Bank premises and equipment and other	546,468	3,212	175,197	724,877	4.8%
Allowance for loan losses	(147,583)			(147,583)	(1.0%)

Total	5,694,544	6,385,243	3,127,139	15,206,926	100.0%

Percentage of total assets	37.4%	42.0%	20.6%	100.0%	-

Liabilities and Shareholders’ Equity
Non-interest bearing deposits	2,015,040	149,783	202,730	2,367,553	15.6%
Other liabilities:(1)
Less than one year	4,543,000	1,544,961	2,681,306	8,769,267	57.7%
From one to three years	444,724	952,577	329,705	1,727,006	11.3%
More than three years	431,028	443,216	383,871	1,258,115	8.2%
Shareholders’ equity	940,206	-	-	940,206	6.2%
2005 net income	144,779	-	-	144,779	1.0%

Total	8,518,777	3,090,537	3,597,612	15,206,926	100.0%

Percentage of total liabilities and
shareholders’ equity	56.0%	20.3%	23.7%	100.0%

(1)	Other assets include our rights under foreign exchange contracts, and other liabilities include our obligations under foreign exchange contracts. Mortgage finance bonds issued by us are included as other liabilities, and mortgage finance bonds held in our financial investment portfolio (issued by third parties) are included as other assets.

     We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. In the context of a rising CPI, this has in the past had a positive impact on our net income by generating net income from adjustments of the UF that exceeds losses arising from price-level restatements. This effect is expected to decrease significantly if rates of inflation decrease.

   Interest Rate Sensitivity

     A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest revenue while a decrease in interest rates would have a negative effect on net interest revenue.

     Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. We monitor our maturity mismatches and manage them within established limits.

     The following table sets forth the repricing of our interest earning assets and interest bearing liabilities at June 30, 2006 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

     As the following table reflects, we have a negative gap for most periods of one year or less as our main source of funding are short-term time deposits. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through bonds issued for the same terms and in the same currency.

	At June 30, 2006

	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total

	(in millions of constant Ch$ of June 30, 2006, except for percentages)
Interest-earning assets:
Interbank deposits	731,049	--	--	--	--	--	--	731,049
Financial investments	594,986	34,968	4,517	24,140	10,088	234,822	661,513	1,565,034
Loans	1,909,251	444,925	319,633	723,830	757,854	1,660,410	3,662,943	9,478,846
Mortgage loans	11,135	4,855	4,730	14,370	22,945	100,846	396,196	555,077
Contingent loans	98,301	119,769	64,751	251,649	191,450	247,659	57,010	1,030,589
Past due loans	88,559	--	--	--	--	--	--	88,559

Total interest-earning assets	3,433,281	604,517	393,631	1,013,989	982,337	2,243,737	4,777,662	13,449,154

Interest-bearing liabilities:
Deposits	2,254,197	1,026,315	594,788	589,460	870,636	1,260,363	49,405	6,645,164
Central Bank borrowings	164,927	340	341	5,537	674	--	--	171,819
Investment under agreements to
repurchase	147,785	1,360	496	--	--	--	--	149,641
Mortgage finance bonds	48,524	2,600	2,399	15,760	30,578	112,344	380,632	592,837
Other obligations	40,602	20,507	4,928	313,751	1,139,586	329,607	798,960	2,647,941

Total interest-bearing liabilities	2,656,035	1,051,122	602,952	924,508	2,041,474	1,702,314	1,228,997	10,207,402

Asset/liability gap	777,246	(446,605)	(209,321)	89,481	(1,059,137)	541,423	3,548,664	3,241,752
Cumulative gap	777,246	330,641	121,320	210,801	(848,336)	(306,913)	3,241,752

Exchange Rate Sensitivity

     The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; except in case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile has set an absolute limit on the size of its net foreign currency trading position. At June 30, 2006, this was equal to US$200 million. The average net position of the Bank’s consolidated foreign currency trading portfolio was a positive gap of US$30 million in the first half of 2006. The Bank also uses a sensitivity analysis to limit the potential loss in fluctuations of US interest rates on interest income and a VaR model to limit foreign currency risk. At June 30, 2005 and 2006 the net foreign currency position was Ch$57,962 million and Ch$95,458 million, respectively.

     In recent years, our results of operations have benefited from fluctuations in the exchange rate between the Chilean peso and the U.S. dollar in part due to our policy and Central Bank regulations relating to the control of material exchange rate mismatches. However, the rate of devaluation or appreciation of the peso against the U.S. dollar could also be expected to have the following principal effects:

     (i) If we maintain a net asset position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related gain, and if an appreciation of the peso occurs, we would record a related loss;

     (ii) If we maintain a net liability position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related loss, and if an appreciation of the peso occurs, we would record a related gain;

     (iii) If the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, this would mean that in real terms the peso appreciated against the U.S. dollar. Therefore, we would record a related gain if we had a net asset position in UFs that exceeded a net liability position in U.S. dollars, and we would record a related loss if we had a net liability position in U.S. dollars that exceeded a net asset position in UFs; and

     (iv) If the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, this would mean that in real terms the peso depreciated against the U.S. dollar. Therefore, we would record a related gain if it maintained a net asset position in U.S. dollars and a net liability position in UFs and would record a related loss if it had a net liability position in U.S. dollars and a net asset position in UFs.

     We enter into foreign exchange forward contracts and interest rate swap contracts as part of our asset and liability management. We enter into two fundamental types of foreign forward exchange contracts: (i) transactions covering two foreign currencies and (ii) transactions covering only Chilean pesos and UFs against U.S. dollars. We use the first type for hedging purposes, such as when we take a liability position in foreign currency other than the U.S. dollar, and use the second type, which is carried out only in the Chilean local market, to take foreign currency positions, subject to the regulatory requirement that the forward foreign currency exposure must be included in the maximum net foreign currency position permitted by applicable regulations. See “Item 2C: Business Overview—Regulation and Supervision” and “Item 3E: Asset and Liability Management—Selected Statistical Information—Average Balance Sheets and Interest Rate Data.”

     The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. As noted above, substantially all of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. We may enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies. Management believes that as the market for forward contracts deepens, our client base in Chile as well as our relationship with Banco Santander Central Hispano will give us an advantage in positioning ourselves within this new market.

Statistical Tools for Measuring and Managing Risk: Regulatory Method

     On an unconsolidated basis, the Bank must separate its balance sheet in two separate categories: trading portfolio (Libro de Negociación) and unconsolidated non-trading, or permanent, portfolio (Libro de Banca). The trading portfolio as defined by the Superintendency of Banks includes all instruments valued at market prices, free of any restrictions for their immediate sale and that are frequently bought and sold by the bank or are maintained with the intention of selling them in the short-term in order to profit from short-term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio.

     We must also report the following absolute risk levels:

     Trading portfolio:

  Exposure to interest rate risk: Interest rate risk of the trading portfolio is basically a sensitivity analysis that is calculated potential losses assuming an increase in nominal rate yield curves, real rates and foreign currency rates by 75 to 350 basis point.
  Exposure to foreign currency risk: The foreign currency risk is calculated using sensitivity factors linked to the credit risk rating of the issuing country.
  Market risk exposure of options: Options risk is calculated using sensitivity factors called delta, gamma and vega that basically measure the sensitivity of the value of the options to changes in the price of the underlying security and its volatility.

     Non-trading portfolio:

  Exposure to short-term interest rate risk: Sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.
  Exposure to inflation risk: Sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.
  Exposure to long-term interest rate risk: Sensitivity analysis that is calculated for assets and liabilities with maturities from 1 to over 20 years, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

     The Superintendency of Banks has defined various limits for these risks.

     1) EMR limit. A bank’s regulatory capital must be greater or equal to the sum of the exposure to market risk multiplied by the minimum capital adequacy ratio defined in the General Banking Law. In other words:

     RC – ((k * RWA) + EMR) > 0

     Where:

     RC: Regulatory capital as defined by the General Banking Law.
     K: Minimum capital adequacy ratio. If a bank is required to have a capital adequacy ratio above the minimum of 8%, as is the case for Santander Chile, then the minimum capital adequacy ratio to be used is 10%.
     RWA: Consolidated risk weighted assets as defined by the General Banking Law.
     EMR: Exposure to market risk. Santander-Chile’s EMR is equal to the total market risk of its unconsolidated trading portfolio. This includes interest rate risk, foreign currency risk and risks derived from options.

     2) Limit on exposure to short term interest rate and inflation risk of the Bank’s non-trading portfolio. Santander Chile’s exposure to short term interest rate and inflation risk of the non-trading portfolio cannot exceed 20% of its unconsolidated net interest income plus fees sensitive to interest rate volatility. Short-term interest rate risk

     3) Limit on exposure to long-term interest rate risk of a banks non-trading portfolio. Santander Chile’s exposure to long-term interest rate risk of the unconsolidated non-trading portfolio cannot exceed 35% of its regulatory capital.

     The following is a description of the models adopted by local regulators for measuring market risks.

     Interest rate risk of trading portfolio: Regulatory method

     The interest rate risk of the trading portfolio as defined by the Central Bank of Chile is equal to the sum of:

1)	The sensitivity analysis of the trading portfolio
2)	Vertical adjustment factor
3)	Horizontal adjustment factor

     The sensitivity factor of the trading portfolio is calculated using the following formula:

Where:

Amt=	Trading Assets (pesos, inflation linked and foreign currency)
Lmt=	Liabilities funding trading positions (pesos, inflation linked and foreign currency)
αmt=	Sensitivity factor to rise in interest rates
t =	Time period
M =	Currency (pesos, inflation linked and foreign currency)
∑ =	Summation
| | =	Absolute value

The vertical adjustment factor is calculated in the following manner

Where:

Amt=	Trading Assets (pesos, inflation linked and foreign currency)
Lmt=	Liabilities funding trading positions (pesos, inflation linked and foreign currency)
αmt=	Sensitivity factor to rise in interest rates
t =	Time period
M =	Currency (pesos, inflation linked and foreign currency)
β =	Vertical adjustment factor = 10%

     A horizontal adjustment must be made following the vertical adjustment. To determine the horizontal adjustment one must multiply the horizontal adjustment factor by the compensated net position for Zones 1, Zone 2, Zone 3, Zones 1 and 2, Zones 2 and 3 and Zones 1 through 3

Horizontal adjustment =	λ * Adjusted net position
Compensated net position Zone 1, 2 or 3	Min (∑ Adjusted net asset position; ∑ absolute value of Adjusted net liability position in Zone 1, 2 or 3 )
Compensated net position Zones 1 and 2	Min (∑ Adjusted net asset position in Zones 1 and 2 , ∑ absolute value of adjusted net liability position in Zones 1 and 2)
Compensated net position Zones 2 and 3

Min[∑ Adjusted net asset position in Zone 3 and Zone 2 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone1), ∑ absolute value of adjusted net liability position in Zone 3 and Zone 2 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 1)]

Compensated net position Zones 1 – 3

Min[∑ Adjusted net asset position in Zone 3 and Zone 1 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 2) , ∑ absolute value of adjusted net liability position in Zone 3 and Zone 1 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 2)]

     The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio.

Table 1 Sensitivity Factors Non-Trading Portfolio

Zone	T	Period	Change in Interest rate (bp)			Sensitivity factor (αmt)			Vertical adjustment factor	Horizontal adjustment factor

			peso	UF	FX	Peso	UF	FX	(β)	(λ)

Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005
	2	31 days to 3 mth	125	300	125	0.0019	0.0047	0.0020
	3	3 – 6 mths	125	250	125	0.0042	0.0088	0.0044		40%
	4	6 – 9 mths	125	200	125	0.0069	0.0116	0.0072			40%
	5	9 mths – 1 year	125	175	125	0.0095	0.0140	0.0100

Zone 2	6	1-2 years	100	125	100	0.0124	0.0166	0.0133
	7	2-3 years	100	100	100	0.0191	0.0211	0.0211	10%	30%			100%
	8	3-4 years	100	100	100	0.0248	0.0281	0.0281

Zone 3	9	4-5 years	75	75	75	0.0221	0.0258	0.0258
	10	5-7 years	75	75	75	0.0263	0.0320	0.0320				40%
	11	7-10 years	75	75	75	0.0307	0.0401	0.0401		30%
	12	10-15 years	75	75	75	0.0332	0.0486	0.0486
	13	15-20 years	75	75	75	0.0317	0.0534	0.0534
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539

     Below is an example of how the interest risk of the trading portfolio is calculated. This calculation must be done for each type of currency (peso, inflation indexed and foreign currency).

Currency: pesos									Vertical adjustment			Horizontal adjustment
												Independent Zones (1,2,3)			Zone 1 and 2			Zone 2 and 3			Zones 1 - 3

Zone	Time period		Asset	Liability	Sensitivity factor α	Adjusted assets	Adjusted liabilities	Adjusted Net position	Compensated net position	Adjustment factor β	Adjustment	Compensated net position Zone	Adjustment factor λ	Adjustment	Compensated net position in Zone	Adjustment factor λ	Adjustment	Compensated net position in Zone	Adjustment factor λ	Adjustment	Compensated net position in Zone	Adjustment factor λ	Adjustment

1	1	0 - 1m	560,000,000	430,000,000	0.0005	280,000	215,000	65,000	215,000	10%	21,500
	2	1-3m	390,000,000	310,000,000	0.0019	741,000	589,000	152,000	589,000	10%	58,900
	3	3-6m	260,000,000	200,000,000	0.0042	1,092,000	840,000	252,000	840,000	10%	84,000	-	0.4	-
	4	6-9m	160,000,000	100,000,000	0.0069	1,104,000	690,000	414,000	690,000	10%	69,000
	5	9m - 1a	80,000,000	50,000,000	0.0095	760,000	475,000	285,000	475,000	10%	47,500				-	40.0%	-

2	6	1 - 2a	75,000,000	20,000,000	0.0124	930,000	248,000	682,000	248,000	10%	24,800
	7	2-3a	15,000,000	20,000,000	0.0191	286,500	382,000	(95,500)	286,500	10%	28,650	95,500	0.3	28,650							-	100%	-
	8	3-4a	25,000,000	1,000,000	0.0248	620,000	24,800	595,200	24,800	10%	2,480

3	9	4-5a	20,000,000	-	0.0221	442,000	-	442,000	-	10%	-
	10	5-7a	-	-	0.0263	-	-	-	-	10%	-							-	0.4	-
	11	7-10a	-	-	0.0307	-	-	-	-	10%	-	-	0.3	0
	12	10-15a	-	-	0.0332	-	-	-	-	10%	-
	13	15-20a	-	-	0.0317	-	-	-	-	10%	-
	14	> 20a	-	-	0.0278	-	-	-	-	10%	-

Exposure								2,791,700			336,830			28,650			-			-			-

Total interest rate risk peso trading portfolio								3,157,180

     Interest rate and inflation risk of non-trading portfolio: Regulatory method

     The short-term interest rate risk and inflation risk of the non-trading portfolio as defined by the Central Bank is equal to:

     The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	=	Non-trading Assets (pesos, inflation linked and foreign currency)
Lmt	=	Non-Trading Liabilities (pesos, inflation linked and foreign currency)
μt	=	Sensitivity factor associated with interest rate movement scenario
NPur	=	Net position in inflation linked instruments, including those subject to price level restatement
τ	=	Factor that measures the sensitivity of/to movements in the inflation index. This factor is equal to 2%
Δf	=	Effect on fees from shifts in interest rate. Each bank must determine which fees are sensitive to shifts in interest rates and assumes a 200 basis point movement.
ρt	=	Sensitivity factor to increase in interest rates
t	=	Time period
M	=	Currency (pesos, inflation linked and foreign currency)
∑	=	Summation
| |	=	Absolute value

     The following table illustrates the value of the different factors used for calculating the interest and inflation rate risks of the non-trading portfolio.

Table 2 Sensitivity Factors Trading Portfolio

t	Period	Change in interest rate (bp)			Sensitivity factor long-term (ρt)			Sensitivity factor short-term

		peso	UF	FX	peso	UF	FX	(μt)

1	Up to 30 days	200	400	200	0.0008	0.0016	0.0008	0.0192
2	31 days to 3 mth	200	400	200	0.0030	0.0063	0.0031	0.0167
3	3 – 6 mths	200	400	200	0.0067	0.0140	0.0070	0.0125
4	6 – 9 mths	200	400	200	0.0110	0.0231	0.0116	0.0075
5	9 mths – 1 year	200	400	200	0.0152	0.0320	0.0160	0.0025

6	1-2 years	200	400	200	0.0248	0.0399	0.0266
7	2-3 years	200	400	200	0.0382	0.0422	0.0422
8	3-4 years	200	400	200	0.0496	0.0563	0.563

9	4-5 years	200	400	200	0.0591	0.0690	0.0690
10	5-7 years	200	400	200	0.0702	0.0856	0.0856
11	7-10 years	200	400	200	0.0823	0.1076	0.1076
12	10-15 years	200	400	200	0.0894	0.1309	0.1309
13	15-20 years	200	400	200	0.0860	0.1450	0.1450
14	> 20 years	200	400	200	0.0762	0.1480	0.1480

     Foreign currency risk: local method

     The foreign currency risk as defined by the Central Bank is equal to:

Where:

NAP	=	Net asset position
NLP	=	Net liability position
NPgold	=	Net position in gold
σi	=	Sensitivity factor
Max	=	Maximum value
∑	=	Summation
| |	=	Absolute value

     The following table illustrates the value of the different factors used for calculating foreign currency risk.

Table 3 Sensitivity Factors Foreign Currency Risk

Currency Group	Description	Sensitivity factor ()
I	All currencies of countries with a	8%
	AAA sovereign rating
J	All other currencies	35%

   Options risk: Regulatory method

     The exposure to market risk of options is calculated using sensitivity factors delta, gamma and vega.

     Delta

     Delta of a derivative security is the rate of change of its price relative to the price of the underlying asset. It is the first derivative of the curve that relates the price of the derivative to the price of the underlying security. When delta is large, the price of the derivative is sensitive to small changes in the price of the underlying security.

     Gamma

     Gamma of a derivative security is the rate of change of delta relative to the price of the underlying asset; i.e., the second derivative of the option price relative to the security price. When gamma is small, the change in delta is small. The Gamma impact is calculated using the following formula.

     Gamma impact = Gamma * (Variation of underlying security)^2 / 2

     When the underlying security for an interest rate options is a debt instrument then the variation of the value of the underlying security will be calculated using the sensitivity factors established in Tables 1 and 2 above. When the underlying security is an interest rate then the change in interest rates assumed will be those used in Table 1 and 2 above. Finally, for foreign exchange options, the variation of the underlying security will be calculated using the factors used in Table 3 above.

     Vega

     Vega is one of the factor sensitivities used to measure sensitivity to the implied volatilities of the underlying security. Vega is the rate of change in the price of a derivative security relative to the volatility of the underlying security. When vega is large the security is sensitive to small changes in volatility. In general, a long option position will benefit from rising implied volatilities and suffer from declining implied volatilities. Short option positions display opposite behavior. As defined by the Central Bank, the Vega Risk is the sum in absolute value of the vega impacts for each option a bank holds. These impacts will be calculated assuming a change of 25% in the volatility rate.

     Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis (Regulatory method)

     Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

  The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

  This model assumes set shifts in interest rates and sensitivity factors for different time periods and does not take into consideration any other scenario for each time period or other sensitivity factors.

  The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

  The model does not take into consideration our subsidiaries which are subject to market risks.

     Quantitative Disclosures about Market Risk: Regulatory Method

     The following table illustrates as of December 31, 2005 and June 30, 2006 our market risk exposure according to the Chilean regulatory method. This report is sent to the Superintendency of Banks and is published on our website on a quarterly basis. In 2006, the Bank increased its maximum exposure to long-term interest rate fluctuations from 25% to 35% of regulatory capital. This modification was approved by the Board of Directors and was performed in order to conform internal interest rate risk limits with regulatory limits.

Regulatory Market Risk	At December 31, 2005 Ch$ million	At June 30, 2006 Ch$ million

Market risk of Trading portfolio (EMR)
Interest rate risk of trading portfolio	80,423	40,270
Foreign currency risk of trading portfolio	2,984	341
Risk from interest rate options	23,753	26,172
Risk form foreign currency options	9,182	10
Total Market risk of trading portfolio	116,342	66,793
10% x Risk weighted assets	946,201	1,051,746
Sub-total	1,062,543	1,118,539
Limit = Regulatory Capital	1,209,635	1,313,205

Available margin	147,093	194,666

Non-trading portfolio market risk
Short-term interest rate risk	24,281	17,171
Inflation risk	22,172	31,071
Long-term interest rate risk	289,675	308,715

Total market risk non-trading portfolio	336,128	356,957

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	24,281	17,171
Exposure to inflation risk	22,172	31,071
Limit: 20% of net interest income + fees sensitive to interest rates	89,929	93,288

Available margin	43,476	45,047

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	289,675	308,715
Limit: 25% of regulatory capital in 2005, 35% of
regulatory capital in 2006	302,409	459,622

Available margin	12,734	150,907

Internal Regulations Regarding Market Risk

     Our relationship with Banco Santander Central Hispano has allowed us to take advantage of Banco Santander Central Hispano’s banking policies, procedures and standards, especially with respect to credit approval and risk management. Banco Santander Central Hispano has successfully used these policies and expertise in the Spanish and other banking markets, and our management believes that such policies and expertise have a beneficial effect upon our operations. Below is a qualitative and quantitative description of our market risks according to our internal guidelines. These guidelines were established previous to those required by local authorities and are still being used.

     The main difference between the regulatory and internal methods is that the internal measures divide the Bank’s balance sheet into three categories and impose limits based on these categories. Our internal methods also takes into account Santander S.A. Agente de Valores. As a result the sensitivity analysis performed incorporates a broader range of instruments and portfolios. The internal method also incorporates a value at risk methodology for measuring the market risk of our consolidated trading positions.

Value at Risk: Consolidated Trading Portfolio (Cartera de Negociación)

     The VaR model is mainly used to measure the market risk of our trading portfolio. The Finance Division manages trading activities following the guidelines set by the ALCO and Banco Santander Central Hispano’s Global Risk Department. The Market Risk and Control Department’s activities consist of (i) applying VaR techniques (as discussed above) to measure interest rate risk; (ii) marking to market our trading portfolios and measuring daily profit and loss from trading activities; (iii) comparing actual trading VaR and other limits against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the ALCO, other members of senior management, the Finance Division and Banco Santander Central Hispano’s Global Risk Department.

     The Bank has a consolidated trading position comprised of fixed income trading, foreign currency trading and a minor equity trading position. The market risk of this trading portfolio is measured using a VaR technique. The composition of this portfolio mainly consisted of Central Bank bonds, mortgage bonds and low risk Chilean corporate bonds issued locally. There is also an equity portfolio that represents less than 5% of the total trading portfolio. Under Chilean GAAP, a bank must separate its unconsolidated financial investment portfolio between “trading” and “available for sale” investment portfolios. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as available for sale have been included in equity. The size of the available for sale portfolio is limited to an amount equal to such bank’s capital. Any amount above this must be considered as “trading”; the unrealized gains (losses) related to investments classified as “trading” are included in operating results. The ALCO, in order to be conservative, has limited even further the Finance Division’s actual trading portfolio. This portfolio is denominated “Cartera de Negociación”. The market risk of the portfolio defined as “trading” for accounting purposes is measured using the regulatory method.

VaR Model

     All VaR measurements try to determine the distribution function for the change in value of a given portfolio, and once this distribution is known, to calculate a percentile linked to the confidence level required which will be equal to the VaR under those parameters. Therefore, if the distribution function of the change in value of a portfolio is known and given by f(x), where x is the random variable of the change in value of the portfolio, then the VaR for a determined level of confidence of k%, is given by the number such that:

     or:

     As calculated by Santander-Chile, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day horizon at a one-tailed 99.00% confidence interval. It is the maximum one-day loss that Santander-Chile would expect to suffer on a given portfolio 99.00% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that Santander-Chile would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other. Volatility is calculated utilizing 520 historical observations. A one-day holding period is utilized.

     Santander-Chile uses VaR estimates to alert senior management whenever the statistically expected losses in its trading portfolio exceed prudent levels. Limits on VaR are used to control exposure on the fixed-income trading portfolio, the net foreign currency trading position and the equity trading portfolio. Santander-Chile’s trading portfolio is mainly comprised of government bonds, mortgage finance bonds, mortgage finance bonds, the foreign currency trading position and a minor position in equities through Santander S.A. Agente de Valores. A daily VaR is calculated for the trading portfolio.

Assumptions and Limitations of VaR Model

     Our VaR model assumes that changes in the market risk factors have a normal distribution and that the parameters of this joint distribution (in particular, the standard deviation of risk factor changes and the correlation between them) have been estimated accurately. The model assumes that the correlation and changes in market rates/prices included in our historical databases are independent and identically distributed random variables, and provide a good estimate of correlation and rate/price changes in the future.

     Our VaR methodology should be interpreted in light of the limitations of our models, which include:

  Changes in market rates and prices may not be independent and identically distributed random variables or have a normal distribution. In particular, the normal distribution assumption may underestimate the probability of extreme market moves;

  The historical data we use in our VaR model may not provide the best estimate of the joint distribution of risk factor changes in the future, and any modifications in the data may be inadequate.In particular, the use of historical data may fail to capture the risk of possible extreme adverse marketmovements independent of the time range utilized. For example, the use of extended periods ofhistorical data might erroneously lead to an important decrease in volatility especially after the Asiancrisis. We typically use 520 historical observations of market data depending on circumstances, butalso monitor other ranges of market data in order to be more conservative. However, reliablehistorical risk factor data may not be readily available for certain instruments in our portfolio;

  A one-day time horizon may not fully capture the market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day;

  At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day;

  The use of 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence; and

  Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses.

     There are also a number of approximations in the VaR calculation. For example, benchmark indexes are used instead of certain risk factors, and in the case of some activities, not all the relevant risk factors are taken into account which can be due to difficulties obtaining daily data.

     Quantitative Disclosures: Market Risk Consolidated Trading Portfolio (VaR )

     We did not exceed our daily VaR in 2005 or in the first six-months of 2006 in the fixed income, equity or foreign currency trading portfolios. For Santander-Chile’s various trading portfolios, the average, high and low amounts of the VaR in 2005 and in the six-month period ended June 30, 2006 were the following:.

Consolidated Trading Portfolio	Daily VaR in US$ million in 2005	Daily VaR in US$ million in first half 2006

High	9.2	8.4
Low	4.6	5.7
Average	6.6	7.3

Fixed income Trading Portfolio	Daily VaR in US$ million in 2005	Daily VaR in US$ million in first half 2006

High	9.3	8.8
Low	3.7	5.6
Average	6.3	7.2

Equity Trading Portfolio	Daily VaR in US$ million in 2005	Daily VaR in US$ million in first half 2006

High	0.9	0.6
Low	0.0	0.0
Average	0.4	0.3

Foreign currency Trading Portfolio	Daily VaR in US$ million in 2005	Daily VaR in US$ million in first half 2006

High	4.0	2.8
Low	0.0	0.1
Average	1.4	1.0

Sensitivity Analysis: Consolidated Non-Trading Portfolios

     The Bank’s non-trading portfolio or Financial Management (Gestión Financiera) portfolio includes the majority of the Bank’s assets and liabilities that are not trading, including the loan portfolio. Investment and funding decisions are heavily influenced by commercial strategies.

      In 2005 the Bank sub-divided its non-trading portfolio into the Financial Management portfolio and the Directional Portfolio (Cartera Direccional), but in 2006 we no longer distinguish between these two portfolio for measuring market risk.

     We use a sensitivity analysis to measure the market risk of the local and foreign currency non-trading portfolio. We perform a scenario simulation by calculating the potential loss over the entire balance from an increase (or decrease) of 100 basis points in the entire yield curve in terms of local rates. All local currency positions indexed to inflation are adjusted for a sensitivity factor of 0.57, which represents a shift of yield curve by 57 basis points in real rates and 100 basis point in nominal rates. The same scenario is performed for the net foreign currency position and U.S. dollar interest rates. We set limits as to the maximum loss these types of movements in interest rates can have over our capital and net financial income budgeted for the year. These limits are calculated according to the formulas discussed below.

     Scenario Simulation (Net Financial Income)

     To determine the percentage of our budgeted net financial income for the year that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

n:	Number of intervals in which sensitivity is measured.

ti:	Average maturity (or duration) for each interval being measured.

Δr:	Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.

GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

     Scenario Simulation (Capital and Reserves)

     To determine the percentage of our capital and reserves that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

N:	Number of intervals in which sensitivity is measured.

Dmj:	Modified duration for interval i.

Δr:	Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.

GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

     Consolidated limits:

     To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial income loss limit and the loss limit over capital and reserves using the following formula:

     Consolidated limit Square root of a2 + b2 + 2ab

a:	limit in local currency.

b:	limit in foreign currency.

Since correlation is assumed to be 0. 2ab = 0.

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis

     The most important assumption is the usage of a 100 basis point shift in the yield curve (57 basis points for real rates). We use a 100 basis point shift since a sudden shift of this magnitude is considered realistic, but not an everyday occurrence given historical movements in the yield curve, and significant in terms of the possible effects a shift of this size could have on our performance. The Global Risk Department in Spain has also set comparable limits by country in order to be able to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

     Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

  The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

  This model assumes an equal shift throughout the entire yield curve and does not take into consideration different movements for different maturities.

  The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

  The limits to the loss of the budgeted financial income are calculated over an expected financial income for the year which may not be obtained, signifying that the actual percentage of financial income at risk could be higher than expected.

Quantitative Disclosure: Market Risk Non-Trading Portfolio (Sensitivity Analysis/Scenario Simulations)

     The Finance Division manages the risk management of the consolidated non-trading portfolios under guidelines approved by the ALCO and Banco Santander Central Hispano’s Global Risk Department. In carrying out its market risk management functions, the Finance Division manages interest rate risk that arises from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between our interest-earning assets and our interest-bearing liabilities.

     The Market Risk and Control Department: (i) applies scenario simulations (as discussed below) to measure the interest rate risk of the local currency activities and the potential loss as forecast by these simulations; and (ii) provides the ALCO, the Finance Division and Banco Santander Central Hispano’s Global Risk Department with risk/return reports.

      Non-trading local currency portfolio

     The potential loss in the market value of our local currency non-trading balance sheet resulting from a 100 basis point shift in the yield curve was set at approximately Ch$60,000 million of equity in 2006. The Bank has remained within the consolidated limit for this portfolio that is set by the ALCO in 2006, with only a minor breach of US$270,000 above the limit. At the same time, the variation in net interest income caused by the 100 basis point shift of the local yield curve cannot be greater than Ch$20,000 million and Santander-Chile was within the limits established in 2006. This limit is internally set by the ALCO. The following table, which contemplates a 100 basis point shift in the relevant interest rate.

100 Basis Point Shift Ch$ million	Local Currency Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit at June 30, 2006	20,000	60,000
High	8,579	60,149
Low	2,564	52,771
Average 2006 (through June 30, 2006)	6,552	57,011

100 Basis Point Shift Ch$ million	Local Currency Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit at December 31, 2005	20,000	60,000
High	10,537	61,958
Low	115	36,592
Average 2005	2,642	51,389

     Non-trading foreign currency portfolio

     For our net non-trading foreign currency position, any loss caused by a 100 basis point shift in U.S. dollar interest rates cannot be greater than US$45 million of equity and US$30 million of budgeted net interest income. These limits are internally imposed limits set by the ALCO.

100 Basis Point Shift US$ million	Foreign Currency Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit at June 30, 2006	30.0	45.0
High	7.8	6.8
Low	2.5	3.9
Average 2006 (through June 30, 2006)	5.2	5.4

100 Basis Point Shift US$ million	Foreign Currency Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit at December 31, 2005	30.0	45.0
High	14.1	30.0
Low	0.0	1.4
Average 2005	3.7	20.2

      Combined non-trading local and foreign currency

      We track a consolidated indicator to track the total interest risk of the local and foreign currency non-trading portfolios. The consolidated loss limit for equity at risk was set at Ch$60,000 million for 2006. In the first half of 2006 we remained within the limits established except for a minor breach of US$340,000 above the limit. In 2005 it was temporarily raised to Ch$66,000 million, but was again lowered to its historical standard in 2006. At the same time, the variation in net interest income caused by the 100 basis point shift of the local yield curve cannot be greater than Ch$30,000 million. This limit is internally set by the ALCO. The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2006. These limits are an internally imposed limit set by the ALCO and Santander Central Hispano’s Global Risk Department.

100 Basis Point Shift Ch$ million	Combined Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit at June 30, 2006	30,000	60,000
High	9,043	60,185
Low	4,458	52,840
Average 2006 (through June 30, 2006)	7,296	57,084

100 Basis Point Shift Ch$ million	Combined Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit at December 31, 2005	30,000	66,000
High	12,059	62,624
Low	599	39,866
Average 2005	3,764	52,969

Volume Limits

     We have also developed Volume Limits which place a cap on the actual size of the different portfolios being controlled.

     Fixed Income: Volume-Equivalent. This system is considered to be an additional limit to the size of our consolidated fixed-income trading portfolio. This measure seeks to conform the different instruments in our fixed income trading portfolio and convert the portfolio into a single instrument of known duration. Santander-Chile limits the size of this volume-equivalent portfolio. The equivalent instrument is assumed to have a duration of one year. The equivalent volume is calculated by the Market Risk and Control Department and limits are set by the ALCO with respect to size of the volume-equivalent portfolio.

     Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit to the size of Santander-Chile’s consolidated net foreign currency trading position. At June 30, 2006, this was equal to US$200 million. The average foreign currency trading position in the six-month period ended June 30, 2006 was a positive gap of US$30 million. The limit to the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Liquidity Management

     The Central Bank also requires us to comply with the following liquidity limits:

  The sum of the liabilities with a maturity of less than 30 days cannot exceed the sum of the assets with maturity of 30 days by more than an amount greater than one times our capital. This limit must be calculated in local currency and foreign currencies together as one gap.
30 day liquidity limit	Limit used

At June 30, 2006	42%
  The sum of the liabilities with a maturity of less than of less than 90 days cannot exceed the sum of the assets with a maturity of less than 90 days by more than 2 times a bank’s capital. This limit must be calculated in local currency and foreign currencies together as one gap.
90 day liquidity limit	Limit used

At June 30, 2006	74%

     We have also set internal liquidity limits. The Market Risk Control Department measures two other liquidity indicators:

1. Net accumulated liquidity ratio (NALR):

Local Currency NALR
∑ ((Assets with maturity up to 30 days) – (Liabilities with maturity up to 30 days))
	>= Ch$	0
∑ (Liabilities with maturity up to 30 days)

NALR (Total)	NALR Ch$ million

At June 30, 2006	710
Average 2006 (through June 30, 2006)	1,027

2. Liquidity coefficient (LC):

     Liquid assets (at liquidation value) / (Total liabilities - capital + contingent) >= 2%

LC	Local currency	Foreign currency

At June 30, 2006	21.5%	47.0%
Average 2006 (through June 30, 2006)	23.5%	47.3%

Other Subsidiaries

     For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset-liability structure of the following subsidiaries:

  Santiago Leasing S.A.
  Santiago Corredores de Bolsa Ltda.
  Santander Santiago S.A. Administradora General de Fondos
  Santander Santiago S.A. Sociedad Securitizadora
  Santander Santiago Corredora de Seguros Santander Ltda.

      The balance sheets of these subsidiaries are mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 1.1% of our total consolidated assets.

ITEM 9. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Amounts paid to the auditors for statutory audit and other services were as follows:

	At June 30,

	2005 Ch$mn	2006 Ch$mn

Audit Services
- Statutory audit	260	438
- Audit-related regulatory reporting	310	462

Tax Fees
- Compliance Services	—	—
- Advisory Services	145	72

All Other Services	347	198

Total	1.062	1.170

     Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by Deloitte in the six month period ended June 30, 2005 and 2006 in connection with statutory and regulatory filings or engagements, and attest services.

     Audit-related regulatory reporting: Consists of fees billed for assurance and related services that were specifically related to the performance of the audit and review of our filings under the 1933 Act.

     Auditors are pre-approved by the Audit committee. The selection of external auditors is subject to approval by shareholders at the Annual Shareholders’ Meeting. All proposed payments have been presented to our Audit Committee, which has determined that they are reasonable and consistent with internal policies.

ITEM 10. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     In the six-month period ended June 30, 2006, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

ITEM 11. EXHIBITS

(a) Index to Financial Statements

Page
Review report of independent registered public accounting firm	F-2
Consolidated financial statements (unaudited):
Consolidated balance sheets (unaudited) at June 30, 2005 and 2006	F-3
Consolidated statements of income (unaudited) for the six-month periods
ended June 30, 2005 and 2006	F-5
Consolidated statements of cash flows (unaudited) for the six-month periods
ended June 30, 2005 and 2006	F-6
Consolidated statements of shareholders’ equity (unaudited) at June 30, 2005
and 2006	F-7
Notes to consolidated financial statements (unaudited)	F-8

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	November 27, 2006	By:	/s/ Gonzalo Romero

			Name:	Gonzalo Romero
			Title:	General Counsel

BANCO SANTANDER CHILE

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONTENTS

Page

Review report of independent registered public accounting firm	F-2
Consolidated financial statements (unaudited):
Consolidated balance sheets (unaudited) at June 30, 2005 and 2006	F-3
Consolidated statements of income (unaudited) for the six-month periods ended June
30, 2005 and 2006.	F-5
Consolidated statements of cash flows (unaudited) for the six-month periods ended
June 30, 2005 and 2006	F-6
Consolidated statements of shareholders’ equity (unaudited) at June 30, 2005 and
2006	F-7
Notes to consolidated financial statements (unaudited)	F-8

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechiledeloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Santander Chile

We have reviewed the accompanying consolidated balance sheets of Banco Santander Chile and its subsidiaries (the “Bank”) as of June 30, 2005 and 2006, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month periods then ended. These interim financial statements are the responsibility of the Bank’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

As explained further indicated in Note 2 to the consolidated financial statements, during 2006 the Bank modified its basis for recording and valuation of financial investments acquired for trading, available-for-sale or held-to-maturity investment and derivative instruments.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shareholders’ equity as of June 30, 2005 and 2006, and the determination of net income for the six-month periods then ended, to the extent summarized in Note 26 to the consolidated financial statement.

Our review also comprehended the translation of Chilean Peso amounts into U.S. dollar amounts and, we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1.r. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte

Santiago, Chile
October 19, 2006

     BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Adjusted for general price-level changes and expressed
in millions of constant Chilean pesos (MCh$) as of
June 30, 2006 and thousands of US dollars (ThUS$)

	As of June 30,

	2005	2006	2006

	MCh$	MCh$	ThUS$
			(Note 1.r)
ASSETS
CASH AND DUE FROM BANKS (Note 3)
Non - interest bearing	1,200,847	855,315	1,562,762
Interbank deposits-interest bearing	196,434	731,049	1,335,713

Total cash and due from banks	1,397,281	1,586,364	2,898,475

INVESTMENTS (Note 4)
Trading	961,159	839,973	1,534,730
Available for sale	465,279	543,136	992,374
Investment under agreements to resell	56,758	181,925	332,398

Total investments	1,483,196	1,565,034	2,859,502

LOANS, NET (Note 5)
Commercial loans	3,505,980	4,006,219	7,319,835
Consumer loans	1,266,396	1,590,374	2,905,801
Mortgage loans	767,414	555,077	1,014,191
Foreign trade loans	598,625	671,886	1,227,615
Interbank loans	191,564	146,725	268,084
Leasing contracts (Note 6)	593,266	720,424	1,316,300
Other outstanding loans	1,764,264	2,343,218	4,281,336
Past due loans	126,353	88,559	161,808
Contingent loans	970,130	1,030,589	1,883,008
Allowance for loan losses (Note 7)	(177,987)	(147,583)	(269,652)

Total loans, net	9,606,005	11,005,488	20,108,326

DERIVATIVES	131,659	325,163	594,111

OTHER ASSETS
Bank premises and equipment, net (Note 8)	220,397	221,255	404,259
Assets received in lieu of payment	24,162	12,778	23,347
Assets to be leased	15,159	20,754	37,920
Investments in other companies (Note 9)	5,024	6,642	12,136
Other (Note 10)	1,101,245	463,448	846,774

Total other assets	1,365,987	724,877	1,324,436

TOTAL ASSETS	13,984,128	15,206,926	27,784,850

The accompanying Notes are an integral part of these consolidated financial statements.

     BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Adjusted for general price-level changes and expressed
in millions of constant Chilean pesos (MCh$) as of
June 30, 2006 and thousands of US dollars (ThUS$)

	As of June 30,

	2005	2006	2006
	MCh$	MCh$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY			(Note 1.r)
DEPOSITS
Non-interest bearing
Current accounts	1,429,197	1,572,712	2,873,531
Bankers’ drafts and other deposits	1,203,012	794,841	1,452,268

Total non-interest bearing	2,632,209	2,367,553	4,325,799

Interest bearing
Savings accounts and other deposits	5,468,913	6,645,164	12,141,499

Total deposits	8,101,122	9,012,717	16,467,298

OTHER INTEREST BEARING LIABILITIES (Note 11)
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	7,953	5,752	10,510
Other Central Bank borrowings	25,525	166,067	303,424

Total Chilean Central Bank borrowings	33,478	171,819	313,934

Investments under agreements to repurchase	280,039	149,641	273,412
Mortgage finance bonds	891,774	592,837	1,083,183
Other borrowings
Bonds	344,556	562,778	1,028,262
Subordinated bonds	564,502	390,984	714,374
Borrowings from domestic financial institutions	4,216	3,590	6,559
Foreign borrowings	977,506	1,637,251	2,991,451
Other obligations	42,464	53,338	97,455

Total other borrowings	1,933,244	2,647,941	4,838,101

Total other interest bearing liabilities	3,138,535	3,562,238	6,508,630

DERIVATIVES	115,850	289,098	528,216

OTHER LIABILITIES
Contingent liabilities (Note 10)	971,444	1,031,766	1,885,158
Other (Note 10)	663,431	224,680	410,517

Total other liabilities	1,634,875	1,256,446	2,295,675

CONTINGENCIES AND COMMITMENTS (Note 21)
MINORITY INTEREST	1,540	1,442	2,636

Total liabilities	12,991,922	14,121,941	25,802,455

SHAREHOLDERS’ EQUITY (Note 14)
Capital and reserves	871,804	940,206	1,717,867
Income for the period	120,402	144,779	264,528

Total shareholders’ equity	992,206	1,084,985	1,982,395

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,984,128	15,206,926	27,784,850

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

Expressed in millions of constant Chilean pesos (MCh$) as of
June 30, 2006 and thousands of US dollars (ThUS$)

	For the six-month periods ended June 30,

	2005	2006	2006
	MCh$	MCh$	ThUS$
			(Note 1.r)
INTEREST REVENUE AND EXPENSE
Interest revenue	445,155	558,785	1,020,966
Interest expense	(185,095)	(259,647)	(474,406)

Net interest revenue	260,060	299,138	546,560

PROVISIONS FOR LOAN LOSSES (Note 7)	(30,192)	(47,231)	(86,297)
FEES AND INCOME FROM SERVICES (Note 16)
Fees and other services income	79,819	95,958	175,327
Other services expenses	(14,719)	(17,861)	(32,634)

Total fees income and expenses from services, net	65,100	78,097	142,693

OTHER OPERATING INCOME
Gains from trading activities	59,496	113,356	207,115
Losses from trading activities	(28,549)	(30,757)	(56,197)
Foreign exchange transactions, net	(7,893)	(49,747)	(90,894)
Other operating income	7,966	2,658	4,857
Other operating expenses	(17,984)	(19,561)	(35,740)

Total other operating income (loss), net	13,036	15,949	29,141

OTHER INCOME AND EXPENSES
Non-operating income (Note 17)	13,837	7,212	13,177
Non-operating expenses (Note 17)	(34,558)	(26,750)	(48,875)
Income attributable to investments in other companies (Note 9)	528	649	1,186
Minority interest	(125)	(84)	(153)

Total other income and (expenses), net	(20,318)	(18,973)	(34,665)

OPERATING EXPENSES
Personnel salaries and expenses	(70,287)	(73,137)	(133,630)
Administrative and other expenses	(47,969)	(53,443)	(97,647)
Depreciation and amortization	(18,312)	(18,964)	(34,649)

Total operating expenses	(136,568)	(145,544)	(265,926)

NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 23)	(4,956)	(7,466)	(13,641)
INCOME BEFORE INCOME TAXES	146,162	173,970	317,864
Income taxes (Note 20)	(25,760)	(29,191)	(53,336)

NET INCOME FOR THE PERIOD	120,402	144,779	264,528

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Expressed in millions of constant Chilean pesos (MCh$) as of
June 30, 2006 and thousands of US dollars (ThUS$)

	For the six-month periods ended

	2005	2006	2006
	MCh$	MCh$	ThUS$
			(Note 1.r)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income for the period	120,402	144,779	264,528
Charge (credit) to income not representing cash flows:
Provision for loan losses	49,693	69,787	127,509
Depreciation and amortization	18,312	18,964	34,649
Realized / unrealized gain and losses on financial investments	(3,230)	164	300
(Gain) loss on sales of bank premises and equipment	(225)	(134)	(245)
(Gain) loss on sales of goods received in lieu of payment	(2,018)	(1,167)	(2,132)
Net changes in other assets and liabilities	(199,076)	(90,694)	(165,709)
Share of profit in equity method investments	(528)	(649)	(1,186)
Minority interest	125	84	153
Write-offs of assets received in lieu of payment	13,769	9,549	17,447
Net change in interest accruals	(91,751)	(54,735)	(100,007)
Price-level restatement	4,956	7,466	13,641
Other	16,187	19,036	34,781

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(73,384)	122,450	223,729

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans	(877,918)	(952,972)	(1,741,192)
Net change in proceeds from sale of goods received in lieu of payment	27,891	16,430	30,020
Purchases of bank premises and equipment	(10,155)	(5,881)	(10,745)
Investments in other companies	5,905	4,461	8,151
Net (increase) decrease in securities purchased under agreements to resell	220,420	60,178	109,952
Net change in other financial investments	801,012	(16,106)	(29,428)
Proceeds from sales of bank premises and equipment	2,136	2,927	5,348
Dividends received from equity investments	617	614	1,122

Net cash (used in) provided by investing activities	169,908	(890,349)	(1,626,772)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	73,591	97,732	178,568
Net increase (decrease) in savings accounts and time
deposits	919,046	584,712	1,068,338
Net increase (decrease) in bankers drafts and other deposits	4,407	(81,988)	(149,802)
Net increase (decrease) in investments sold under agreements to repurchase	(334,336)	66,885	122,207
Increase in mortgage finance bonds	730	81	148
Repayments of mortgage finance bonds	(302,703)	(147,981)	(270,379)
Proceeds from bond issues	1,108	142,476	260,320
Repayments of bond issues	(22,906)	(875)	(1,599)
Short-term funds borrowed	99,823	422,827	772,555
Short-term borrowings repaid	476,349	526,595	962,151
Proceeds from issuance of long-term borrowings	(26,025)	14,737	26,926
Central Bank borrowings	(363,717)	(349,830)	(639,181)
Dividends paid	(208,641)	(157,198)	(287,219)

NET CASH PROVIDED BY FINANCING ACTIVITIES	316,726	1,118,173	2,043,033

EFFECT OF PRICE-LEVEL RETATEMENT ON CASH AND DUE FROM
BANKS	(9,648)	(2,714)	(4,155)

NET DECREASE IN CASH AND DUE FROM BANKS	403,602	347,560	635,835

CASH AND DUE FROM BANKS, BEGINNING OF THE PERIOD	993,679	1,238,804	2,263,441

CASH AND DUE FROM BANKS, END OF THE PERIOD	1,397,281	1,586,364	2,898,475

SUPPLEMENTAL CASH FLOW INFORMATION:
Non cash movements (assets received in lieu of payment)	12,950	7,892	14,420
Cash paid during the period for:
Interest	209,631	269,171	491,807
Taxes	78,100	74,323	135,797

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2006
(except for number of shares)

	Number of Shares	Paid-in Share capital	Legal Reserve	Financial Investment Reserve	Net Income for the Period	Total

	Millions	MCh$	MCh$	MCh$	MCh$	MCh$

Balances at January 1, 2005, (historical)	188,446.1	719,974	107,811	5,174	198,795	1,031,754
Retained earnings	-	-	198,795	-	(198,795)	-
Dividend paid	-	-	(198,795)	-	-	(198,795)
Price-level restatement	-	7,200	681	-	-	7,881
Unrealized losses in financial investment
classified as permanent	-	-	-	(465)	-	(465)
Net Income for the period	-	-	-	-	116,061	116,061

Balances as of June 30, 2005	188,446.1	727,174	108,492	4,709	116,061	956,436

Balances at June 30, 2005
restated in constant Chilean pesos
as of June 30, 2006	188,446.1	754,370	112,550	4,884	120,402	992,206

Balances as of January 1, 2006, (historical)	188,446.1	746,037	111,396	(15,311)	239,710	1,081,832
Retained earnings	-	-	239,710	-	(239,710)	-
Dividends paid	-	-	(155,812)	-	-	(155,812)
Price-level restatement	-	8,430	2,581	-	-	11,011
Change in accounting principles (See note 2)	-	-	(935)	-	-	(935)
Unrealized losses in financial investment
classified as available for sale	-	-	-	4,110	-	4,110
Net Income for the period	-	-	-	-	144,779	144,779

Balances as of June 30, 2006	188,446.1	754,467	196,940	(11,201)	144,779	1,084,985

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Expressed in millions of constant Chilean pesos (MCh$)
of June 30, 2006 (except as indicated)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation - Banco Santander Santiago (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile that provides a broad range of general banking services to customers, from individuals to major corporations. Banco Santander Santiago and its subsidiaries (collectively referred to herein as the “Bank” “Banco Santander Chile”) offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

Through resolution No.79 dated July 26, 2002 the Chilean Superintendencia de Bancos e Instituciones Financieras (the “Superintendency of Banks”) approved the merger agreed upon by the Extraordinary Shareholders’ Meetings of the former Banco Santander-Chile and Banco Santiago, both held on July 18, 2002.

On August 1, 2002, the legal merger agreed upon by Banco Santiago with former Banco Santander-Chile took place, through the contribution of the assets of the latter to Banco Santiago, which assumed the total liabilities. The merger was accounted for under Chilean GAAP in a manner commonly referred to as a “pooling of interests” on a prospective basis from January 1, 2002. As such, the financial statements of the former Banco Santander-Chile were retroactively combined with those of Banco Santiago at book values at January 1, 2002.

By virtue of the merger, Banco Santiago later changed its name to Banco Santander Chile. The shareholders of the former Banco Santander-Chile became shareholders of the merged bank, receiving 3.55366329 shares of the merged Bank in exchange for each share of the former Banco Santander-Chile.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Superintendency of Banks, collectively referred to as “Chilean GAAP.” For the convenience of the reader, the consolidated financial statements have been translated into English.

The consolidated financial statements include Banco Santander Chile and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The majority interests of Banco Santander Chile as of June 30, 2005 and 2006 were as follows:

	Percentage Owned

	June 2005			June 2006

	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	-	99.50	99.50	-	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03	99.03	-	99.03
Santander Santiago S.A. Sociedad Securitizadora	99.64	-	99.64	96.64	-	99.64
Santander Santiago Corredora de Seguros Ltda.	99.99	-	99.99	99.99	-	99.99

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

b. Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including using modeling and other valuation techniques.

We have established allowances to cover probable loan losses in accordance with regulations issued by the Chilean Superintendency of Banks. These regulations require us to estimate allowances based on an individual and group classification system as explained in Note 1 (m).

As described above, the allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay. Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged off when management determines that the loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

c. Price-level restatement - The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each period. At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso (“constant pesos”) using changes in the Chilean consumer price index (“CPI”) as follows:

-	Non-monetary assets, liabilities and shareholders’ equity accounts are restated in terms of period-end purchasing power.

-	Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

-	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

-	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

-	All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of June 30, 2006 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to June 30, 2006. This updating does not change the prior periods’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The general price-level restatements are calculated using the official CPI of the Chilean National Institute of Statistics and are based on the “prior month rule”, in which the inflation adjustments at any balance sheet date are based on the consumer price index at the close of the preceding month. The CPI is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the CPI used for price-level restatement purposes are as follows:

Period	Index *	Change in index

		%
2005	118.47	1.0%
2006	122.90	1.1%

*	Index as of May 31 of each period compared with the index as of November 30 of the prior year, under the prior month rule described above.

The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

d. Index-linked assets and liabilities - Certain of the Bank’s interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the tenth day of the current month to the ninth day of the next month, to reflect the changes in the Chilean CPI over the previous month. The carrying amounts of such assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities. As the Bank’s UF assets exceed its UF liabilities, any increase in the index results in a net gain on indexation. Values for the UF as of June 30 of each period are as follows in historical Chilean pesos:

Period	Ch$

2005	17,489.25
2006	18,151.40

e. Interest revenue and expense recognition - Interest revenue and expense are recognized on an accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities are stated at their cost, adjusted for accrued interest and the indexation adjustment applicable to such balances that are index-linked. The effect of index linkage charges on interest-earning assets end interest earning liabilities is reflected in the income statement as an increase or decrease in interest revenue or expense.

The Bank suspends the accrual of interest and indexation adjustments of principal on loan installment payments due beginning on the first day that such loan installment payments are overdue. The Bank continues to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless the Bank believes those amounts are uncollectible. Interest accrued prior to

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

the loan becoming overdue remains on the Bank’s books and is considered to be a part of the loan balance when determining the allowance for loan losses. Payments received on overdue loans are first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter are recognized as income to the extent of interest earned but not recorded; any excess payments are then applied to principal. Accrued interest and indexation adjustments are included in the Bank’s recorded investment in the loan for the purpose of determining the require allowance for loan losses.

f. Foreign currency - The Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the US dollar. Such assets and liabilities are translated at the observed rate reported by the Central Bank of Chile at the balance sheet date.

The amount of net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and the gains or losses on foreign exchange spot and forward transactions undertaken by the Bank.

g. Derivative activities - Prior January 1, 2006, under Chilean GAAP, the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso or the UF are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

Under Chilean GAAP the Bank records differences between interest income and interest expense on interest rate swap transactions, in net income in the period when cash settlements under the agreements are made. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized at each period-close in the Chilean GAAP consolidated financial statements.

Effective January 1, 2006, under the requirements of Circular No. 3,345 de la Superintendency of Banks, the accounting treatment of certain derivative instruments and hedges of financial assets changed. Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency and unidades de fomento (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, currency and interest rate options, and others are recognized initially in the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Certain terms may be incorporated into non-derivative financial instruments whose risk and economic characteristics are not clearly and closely related to those of the host contract which may require their bifurcation from the host contract and treatment as a separate derivative subject to that dictated by Circular No.3,345.

When a derivative contract is signed, it must be designated by the Bank as a speculative contract or a hedge. Any changes in the fair value of speculative financial derivative contracts are recorded in Income under “Gains from trading activities” or “Losses from trading activities”, as applicable. If the derivative is classified as a hedge , it may be: (1) a fair value hedge, or (2) a cash flow hedge . To qualify as a hedge for accounting purposes, the instruments must comply with all the following conditions: (a) hedging must be formally documented at initiation; (b) hedging is expected to be highly effective; (c) the efficiency of the hedge can be measured reasonably; and (d) hedging is highly effective with regard to the risk hedged, continuously throughout its lifetime.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Certain derivative transactions that do not classify to be accounted for as hedges are treated and reported as speculative , even though they may provide an effective economic hedge for managing risk positions.

When a derivative hedges exposure to changes in the fair value of an existing asset or liability, the latter is recorded at its fair value. Earnings or losses from measuring the fair value of both the item hedged and the hedging derivative are recognized in income. If the item hedged in a fair value hedge is a firm commitment, the changes in the fair value of the commitment with regard to the risk hedged are recorded as assets or liabilities with the offsetting effect recorded in income . When an asset or liability is acquired as a result of the commitment, the initial recognition of the acquired asset or liability is adjusted to fair value.

When a derivative hedges exposure to changes in the cash flows of existing assets or liabilities, or expected transactions, the effective portion of the changes in fair value with regard to the risk hedged is recorded in shareholders’ equity. Any ineffective portion is recognized directly in the period’s income. The amounts recorded directly in shareholders’ equity are recorded in income in the same periods in which the offsetting changes in assets or liabilities hedged affect the income statement.

When fair value hedge accounting is used for portfolio hedge of interest rate risk and the hedge item is designated as an amount of currency, the earnings or losses from measuring the fair value of both the portfolio hedged and the hedge are recognized in income.

h. Financial investments - Before January 1, 2006, the Bank’s financial investments were classified as trading or permanent in accordance with the regulations of the Superintendency of Banks with unrealized gains and losses on trading investments included in Other operating income (expenses), and unrealized gains and losses on permanent investments included in a separate component of Shareholders’ equity. Investment securities maintained by the Bank’s subsidiaries were carried on a stand-alone basis on the subsidiary’s financial statements only at the lower of price-level restated cost or market value.

The Bank’s previously identified “trading” investments, although not classified as such in prior years, for accounting purposes, were treated the same as those classified as “trading” since January 1, 2006. Additionally, over all periods presented, classification for accounting purposes has been conformed.

Effective January 1, 2006 the accounting for financial instruments acquired for trading or investments purposes (available-for-sale or held-to- maturity) are classified as follows:

i. Trading Instruments - Instruments for trading are securities acquired for which the Bank has the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that are included in a portfolio created for such purposes.

Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet. Mark to market adjustments , as well as realized gains/losses from trading , are included in the Income Statement under “Earnings (losses) from trading activities”. Interest income and indexation adjustments are reported as “Interest revenue”.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

ii. Investment Instruments - Investment instruments are classified into two categories: Held to maturity investments and Instruments available for sale. Held to maturity investments only include those instruments for which the Bank has the intent and ability to hold to maturity. Investment instruments not classified as held to maturity or trading are considered to be available for sale. Investment instruments are recognized initially at cost, which includes transaction costs.

Investment instruments are recorded initially at cost. Instruments available for sale are valued at each subsequent period-end at their fair value according to market prices or valuations obtained by using models. Mark to market adjustments are reported in a separate component of Shareholders’ equity. When these investments are sold or become impaired, the amount of the adjustments to fair value accumulated in Shareholders’ equity is reclassified to the income statement and reported under “Gain from trading activities” or “Losses from trading activities”, as applicable.

Held to maturity investments are recorded at their cost value plus accrued interest and adjustments, less provisions for impairment recorded when the book value is higher than its estimated return.

Interest and indexation adjustments of held to maturity investments and available for sale investments are included under “Interest revenue and expenses”. Investment instruments designated as hedges are accounted for under the appropriate derivative accounting literature. .

All purchases and sales of investment instruments, to be delivered within the deadline stipulated by market regulations and conventions, are recognized on the commitment date , which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as forwards until they are liquidated.

The Bank enters into security repurchase agreements as a form of borrowing. In this regard, the Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for the borrowing are reclassified as “investment collateral under agreements to repurchase” and carried at market value. The liability for the repurchase of the investment is classified as “investments under agreements to repurchase” and is carried at cost plus accrued interest.

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell” and are carried at cost plus accrued interest.

All other financial investments are carried at acquisition cost plus accrued interest and UF-indexation adjustments, as applicable.

i. Leasing contracts - The Bank leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, the Bank records the gross financing receivable, unearned income and estimated residual value of leased equipment. There are no significant residual values assumed by the Bank. Unearned income represents the excess of the gross financing receivable plus the estimated residual value over the cost of the property acquired. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is included in the account “Lease Contracts” in the loan section of the consolidated balance sheet.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

j. Factored receivables - Factoring receivable loans are valued at the amount disbursed to the borrower. The price difference between the amounts disbursed and the actual face value of the receivables is earned and recorded as interest income over the financing period. The borrowers are responsible for the payments of the loans if the receivables are not collected.

k. Premises and equipment - Premises and equipment are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes. Depreciation is calculated on a straight-line method over the estimated useful lives of the underlying assets.

The costs of maintenance and repairs are charged to expense. The costs of significant refurbishment and improvements are capitalized and are then amortized over the period of the benefit or the remaining life of the premises and equipment, whichever is less, on a straight-line basis.

l. Investments in other companies - Shares or rights in companies that are integral to the operations of the Bank, where the Bank holds less than majority interest, are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

m. Allowance for loan losses - The Bank has set up allowances for probable loan losses in accordance with the instructions issued by the Superintendency of Banks and the models for rating and evaluating credit risk approved by the Bank’s Board of Directors.

The following describes the calculation of the allowance for loan losses.

Allowances for individual evaluations on commercial loans

The Bank assigns a risk category level to each borrower and his respective loans.

The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

The Bank assigns one of the following risk categories to each loan and borrower :

i.	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.
ii.	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.
iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, the board of directors of the Bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Classification	Estimated range of loss	Reserve
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

Allowances for group evaluations

•

Suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies.

•

Levels of required reserves are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

i.	A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.	A model based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Provisioning for consumer and mortgage loan

The provisioning for consumer and mortgage loan is directly related to the aging of the installment.

Commencing in 2006, the Bank improved and modified the methodology for analyzing consumer and mortgage loans. All consumer and mortgage loans will be assigned a rating on an individual basis utilizing a more automated and sophisticated statistical model and considering also borrower’s credit behavior. Once the rating of the client is determined the provisioning of consumer and mortgage loans is calculated using a risk category and related % which is directly related to the aging.

Additional reserves

Under the regulations, banks are permitted to establish reserves above the limits described above only to cover specific risks that have been authorized by their board of directors.

Charge-offs

In accordance with the regulations of the Superintendency of Banks, the Bank charges off loans or portions thereof when collection efforts have been exhausted. Under the rules and regulations established by the Superintency of Banks, charge-offs must be made within the following maximum prescribed limits:

•	24 months after a loan is past due (3 months for consumer loans) for loans without collateral;
•	36 months after a loan is past due for loans with collateral.
The Bank will also charge-off commercial loans prior to the meeting of these criteria when the Bank no longer considers such loans or portions thereof to be collectible.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Loan loss recoveries

Recoveries on charged-off loans as well as recoveries on loans which were reacquired from the Chilean Central Bank (the “Central Bank”), are recorded directly to income and presented as a reduction of the provision for loan losses.

n. Fees and expenses related to loans and services - Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized in income over the term of the loans to which they relate equivalent to the period during which the services are performed.

o. Income taxes - Income taxes payable are recognized in an amount that approximates the amount due on the respective income tax return pursuant to Chilean tax legislation.

Deferred taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

p. Assets received in lieu of payment - Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value of such assets, considered as a whole. Assets that have not been sold within one year are written-off on a straight-line basis over 6 months, as instructed by the Superintendency of Banks.

q. Statement of cash flows - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the six month periods ended June 30, 2005 and 2006, the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

r. Convenience translation to U.S. dollars - The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the June 30, 2006 observed exchange rate of Ch$547.31 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2. ACCOUNTING CHANGES

On December 20, 2005 the Superintendency of Banks and Financial Institutions issued Circular No. 3,345 and related amendments through Circular No.3,349 dated February 7, 2006, Circular No. 3,355 dated May 25, 2006 and Circular No. 3,358 dated May 31, 2006, governing the application of new accounting principles and the valuation and classification of financial instruments acquired, derivative instruments, accounting hedges and write-offs of financial assets on the balance sheet. The aforementioned changes in accounting principles and valuation at January 1, 2006, adjusting the valuation differences calculated at December 31, 2005 directly against shareholders’ equity in the amount of MCh$(935). The Bank has recorded a net debit of MCh$7,089 to net income due to the application of the new accounting principles as June 30, 2006. For comparative purposes, the balances at June 30, 2005 have been regrouped and reclassified, but not adjusted, based on the transition provisions established in Circular No.3,345 and its subsequent amendments issued by the Superintendency of Banks.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

NOTE 3. CASH AND DUE FROM BANKS

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non interest-bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities. Restricted amounts totaled MCh$270,653 and MCh$283,314 as of June 30, 2005 and 2006, respectively.

NOTE 4. INVESTMENTS

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading instruments or investment instruments the latter of which are categorized as Available for sale and Held to maturity. As of June 30, 2005 and 2006 the Bank had not classified any security as Held to maturity.

A summary of financial investments is as follows:

	TRADING As June 30,		AVAILABLE FOR SALE As June 30,

	2005	2006	2005	2006

Central Bank and government securities
Marketable debt securities (1)	273,363	293,871	141,144	149,527
Investment collateral under agreements to repurchase (1)	174,907	1,318	42,094	38,123

	448,270	295,189	183,238	187,650
Corporate securities
Marketable securities (1)	404,744	401,201	282,041	355,486
Investment collateral under agreements to repurchase (1)	55,158	117,488	-	-

	459,902	518,689	282,041	355,486

Time deposits in Chilean institutions (1)	52,987	26,095	-	-

Subtotal	961,159	839,973	465,279	543,136

Investment purchased under agreements to resell	56,758	181,925	-	-

Total	1,017,917	1,021,898	465,279	543,136

(1)      Including market value adjustment.

NOTE 5. LOANS

The loans on the accompanying consolidated balance sheets are consist of the subcategories as described below.

Commercial loans are long-term and short-term loans made to companies and businesses. These loans are granted in Chilean pesos on an adjustable or fixed rate basis to finance working capital or investments.

Consumer loans are loans to individuals granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Mortgage loans are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. These loans are specifically funded through the issuance of mortgage finance bonds, which are bonds generally issued to third party investors in order that the Bank finance its loans to property owners. At the time of issuance, the amount of a mortgage loan cannot exceed 75% of the value of the property.

Foreign trade loans are fixed rate, short-term loans granted in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Lease contracts are agreements to finance the acquisition of capital equipment and other property.

Other outstanding loans principally include current account overdrafts, bills of exchange and mortgage loans that are financed by the Bank’s general borrowings.

Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans mainly consist of open and unused letters of credit together with guarantees granted by the Bank in Ch$, UF and foreign currencies (principally U.S. dollars).

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the reserve for loan losses.

	As of June 30,

	2005	2006

Community, social and personal services	17.7%	18.1%
Residential mortgage loans	23.3%	25.0%
Consumer credit	14.5%	15.8%
Financial services	11.4%	9.3%
Commerce	9.3%	8.6%
Manufacturing	6.8%	5.7%
Construction	6.4%	6.9%
Agriculture, livestock, agribusiness, fishing	4.8%	5.4%
Electricity, gas and water	1.0%	1.0%
Transport, storage and communications	3.0%	3.2%
Mining and petroleum	1.8%	1.0%

Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

NOTE 6. LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of June 30, 2005 and 2006. Unearned income presented in the table corresponds to the interest to be earned in each period.

	As of June 30, 2005			As of June 30, 2006

	Total receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Years
Due within one year	178,135	(26,399)	151,736	229,088	(32,710)	196,378
Due after 1 year but within 2 years	140,916	(21,628)	119,288	173,444	(25,467)	147,977
Due after 2 year but within 3 years	101,944	(15,956)	85,988	121,930	(18,220)	103,710
Due after 3 year but within 4 years	69,068	(11,832)	57,236	37,774	(6,139)	31,635
Due after 4 year but within 5 years	52,298	(9,253)	43,045	69,827	(11,915)	57,912
Due after 5 years	168,866	(32,893)	135,973	227,032	(44,220)	182,812

Total	711,227	(117,961)	593,266	859,095	(138,671)	720,424

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

NOTE 7. ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	As of June 30,

	2005	2006

	MCh$	MCh$

Balance as of January 1,	179,559	147,866
Price-level restatement (1)	(353)	(605)
Charge offs	(53,935)	(69,637)
Allowances established	68,899	91,958
Allowances released	(16,183)	(21,999)

Balance as June 30,	177,987	147,583

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of June 30, 2006.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The allowance for loan losses included in the results of operations for the periods indicated is as follows:

	As of June 30,

	2005	2006

	MCh$	MCh$

Provision established	68,899	91,958
Provision released
For assets received in lieu of payment	(1,315)	(172)
Direct charge-offs	(1,708)	-
Provision released	(16,183)	(21,999)
Recovery of loans previously charge off	(19,501)	(22,556)

Net charge to income	30,192	47,231

NOTE 8. BANK PREMISES AND EQUIPMENT, NET

The major categories of Bank premises and equipment, net of accumulated depreciation, are as follows:

	As of June 30,

	2005	2006

	MCh$	MCh$

Land and buildings	193,455	193,720
Furniture and fixtures	7,512	7,921
Machinery and equipment	13,052	13,434
Vehicles	752	929
Others	5,626	5,251

Total bank premises and equipment, net	220,397	221,255

Related depreciation expense was MCh$9,274 and MCh$11,483 as of June 30, 2005 and 2006 respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

NOTE 9. INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

	As of June 30,

	Ownership interest		Participation net income		Book Value

	2005%	2006%	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$

Redbank S.A.	33.42	33.42	188	198	1,216	1,227
Centro de Compensación Automática	33.33	33.33	25	16	207	215
Transbank S.A.	32.71	32.71	123	120	1,565	1,561
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	17	43	317	341
Tarjetas Inteligentes S.A. (1)	26.67	-	(31)	-	18	-
Nexus S.A. (4)	12.90	12.90	16	56	503	542
Camara de Compensacion Alto Valor S.A. (4)	11.52	11.52	-	32	306	316
Adm Financ. Transantiago (2)	-	20.00	-	87	-	1,366
Bolsa de Comercio de Santiago (Stock Exchange) (4)	4.17	4.17	62	68	600	598
Bolsa Electrónica de Chile. (4)	2.50	2.50	3	2	71	73
Bolsa de Comercio de Valparaíso (3) (4)	2.22	1.67	-	-	10	10
Cámara de Compensación (4)	0.15	0.15	-	-	3	3

Total investments in other companies accounted
for under the equity method			403	622	4,816	6,252
Other investments carried at cost			125	27	208	390

Total investments in other companies			528	649	5,024	6,642

(1)	On December 19, 2005, in compliance with the agreement adopted by the Shareholders Extraordinary meeting, the company “Empresas Tarjetas Inteligentes S.A.”, was liquidated.

(2)	On July 7, 2005, the Bank acquired 20% of “Administrador Financiero Transantiago S.A. in the amount of MCh$1,353 (historical).

(3)	On August 19, 2005, the company “Bolsa de Comercio de Valparaiso” make a capital increase which was not subscribed to by the Bank.

(4)	Acquired prior to January 1, 2004.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

NOTE 10. OTHER ASSETS AND OTHER LIABILITIES

a) Other assets

	As of June 30,

	2005 MCh$	2006 MCh$

Amounts receivable under spot foreign exchange transactions	545,858	152,298
Real time gross settlement (RTGS) receivable	273,050	28,657
Credit card charges in process	23,392	24,627
Deferred income taxes (Note 20)	47,968	50,981
Prepaid and deferred expenses	53,406	57,541
Transactions in process	6,638	4,945
Recoverable taxes	9,826	10,364
Stamp taxes recoverable	618	4,612
Receivable on sales of assets received in lieu of payment	3,711	1,369
Guarantees issued	26,426	20,709
Pending consignment	6,246	1,190
Account receivable	11,500	20,020
Mutual Funds	69,715	62,032
Others	22,891	24,103

Total Other Assets	1,101,245	463,448

b) Other liabilities

	As of June 30,

	2005 MCh$	2006 MCh$

Amounts payable under spot foreign exchange transactions	422,026	102,200
Deferred income taxes (Note 20)	6,603	6,000
Transactions in process	5,074	4,422
Provision for staff benefits	8,985	11,580
Income taxes	11,778	12,185
Provisions for lawsuits and others	35,069	44,318
Value added tax payable	3,461	4,500
Deferred fees	5,893	8,447
Real time gross settlement (RTGS) payable	162,019	29,454
Others	2,523	1,574

Total Other Liabilities	663,431	224,680

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

c) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UF's and foreign currencies (principally US dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (Note 5). Since many of these commitments to extend credit may expire without being drawn upon, the total contingent liabilities do not necessary represent future cash obligations.

NOTE 11. OTHER INTEREST BEARING LIABILITIES

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	June 30, 2005

	Long-term	Short-term	Total

	MCh$	MCh$	MCh$

Central bank borrowings (a)	-	25,525	25,525
Credit lines for renegotiations of loans (a)	7,953	-	7,953
Investment under agreements to repurchase	-	280,039	280,039
Mortgage finance bonds (b)	736,137	155,637	891,774
Bonds (c)	344,556	-	344,556
Subordinated bonds (d)	564,300	202	564,502
Borrowings from domestic financial institutions	-	4,216	4,216
Foreign borrowings (e)	22,361	955,145	977,506
Other obligations (f)	9,356	33,108	42,464

Total borrowings	1,684,663	1,453,872	3,138,535

	June 30, 2006

	Long-term	Short-term	Total

	MCh$	MCh$	MCh$

Central bank borrowings (a)	-	166,067	166,067
Credit lines for renegotiations of loans (a)	5,752	-	5,752
Investment under agreements to repurchase	-	149,641	149,641
Mortgage finance bonds (b)	492,976	99,861	592,837
Bonds (c)	441,866	120,912	562,778
Subordinated bonds (d)	388,699	2,285	390,984
Borrowings from domestic financial institutions	-	3,590	3,590
Foreign borrowings (e)	328,845	1,308,406	1,637,251
Other obligations (f)	9,011	44,327	53,338

Total borrowings	1,667,149	1,895,089	3,562,238

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980's. The credit lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear an annual interest rate of 6.0% and 6.0% at June 30, 2005 and 2006 respectively. The maturities of the outstanding amounts due to the Central Bank are as follows:

	As of June 30,

	2005 MCh$	2006 MCh$

Total credit lines for renegotiation of loans	7,953	5,752

The maturities of MCh$5,752 due under these long-term credit lines, are due within one year.

b) Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 3.6%.

		As of June 30,

		2006

		MCh$

Due within 1 Year		99,861
Due after 1 year but within 2 years		58,066
Due after 2 years but within 3 years		54,278
Due after 3 years but within 4 years		51,435
Due after 4 years but within 5 years		48,682
Due after 5 years		280,515

Total mortgage finance bonds		592,837

c) Bonds

	As of June 30,

	2005 MCh$	2006 MCh$

Santiago bonds, Series A,B,C,D and F	12,398	10,001
Santander Bonds linked to the UF	93,040	334,058
Santander Bonds denominated in US$	239,118	218,719

	344,556	562,778

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Santiago bonds include series A, B, C and F issued by the former Santiago S.A. and series B and D issued by the former Banco O’Higgins, prior to its merger with the Bank in 1997. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted-average annual interest rate of 7.0% with interest and principal payments due semi-annually.

On December 17, 2004 Santiago Leasing S.A., ceded through public deed a total of UF 3,041,102 (MCh$52,663 at December 31, 2004) in bonds to Banco Santander Chile, this bonds are linked to the UF index and bear an annual interest rate of 5.6% . As of June 30, 2005 and 2006, the balance is included in Santander bonds linked to the UF.

Santander bonds were issued by the former Banco Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5% .

On October 5, 2005 the Bank issued bonds, denominated in UF for a total of UF8.000.000 which bear an average annual interest rate of 3.0% .

On May 25, 2006 the Bank issued bonds, denominated in UF for a total of UF6.000.000 which bear an average annual interest rate of 4.6% .

On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (5.28% and 3.37% at June, 2005 and 2006), quarterly interest payments and one repayment of principal after a term of 5 years.

The maturities of these bonds are as follows:

As of June 30,

2006 MCh$

Due within 1 Year	120,912
Due after 1 year but within 2 years	81
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	347,498
Due after 4 years but within 5 years	17,903
Due after 5 years	76,384

Total bonds	562,778

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

d) Subordinated bonds

	As of June 30,

	2005 MCh$	2006 MCh$
Santiago bonds denominated in US$(1)	48,018	43,444
Santander bonds denominated in US$(2) (6)	252,672	161,827
Old Santander bonds denominated in US$(3)	176,952	267,514
Santiago Bonds linked to the UF (4)	53,312	31,802
Santander Bonds linked to the UF (5)	33,549	48,225

Total subordinated bonds	564.502	390,984

(1)	On July 17, 1997, the former Banco Santiago issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

(2)	On January 16, 2003, the Bank completed the voluntary exchange of its new subordinated bonds, which will mature in 2012. A total of US$221,961,000 in principal of the Santiago bonds was offered and redeemed by the Bank. The bonds carry a nominal interest rate of 7.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

(3)	On October 30, 1998, the former Banco Santander-Chile issued subordinated bonds, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years. This bond was due and paid in November 2005. On October 5, 2005 the Bank issued bonds, denominated in UF for a total of UF8.000.000 and bear an average annual interest rate of 3.0%. On May 25, 2006 the Bank issued bonds, denominated in UF for a total of UF6.000.000 and bear an average annual interest rate of 4.6%

(4)	The Series C and E Bonds outstanding as of June 30, 2005 and 2006 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(5)	The Series C, D and E Bonds outstanding as of June 30, 2005 and 2006 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.

(6)	On December 9, 2004, the Bank issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. These bonds carry a nominal interest rate of 5.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The maturities of these bonds, which are considered long-term, are as follows:

As of June 30,

2006 MCh$

Due within 1 Year	2,285
Due after 1 year but within 2 years	43,444
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	17,690
Due after 4 years but within 5 years	-
Due after 5 years	327,565

Total subordinated bonds	390,984

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of June 30,

2006 MCh$

Due within 1 Year	1,308,406
Due after 1 year but within 2 years	320,039
Due after 2 years but within 3 years	5,826
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	2,980
Due after 5 years	-

Total foreign borrowings	1,637,251

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 2.5% and 2.7% at June 30, 2005 and 2006.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

f) Other obligations

Other obligations are summarized as follows:

As of June 30,

2006 MCh$

Due within 1 Year	9,649
Due after 1 year but within 2 years	2,051
Due after 2 years but within 3 years	1,610
Due after 3 years but within 4 years	1,701
Due after 4 years but within 5 years	1,203
Due after 5 years	2,446

Total long term obligations	18,660

Short-term obligations:

Amounts due to credit card operators	19,102
Acceptance of letters of credit	15,576

Total short – term obligations	34,678

Total other obligations	53,338

NOTE 12. DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into transactions involving derivative instruments, particularly foreign exchange contracts, as part of its asset and liability management, and in acting as a dealer in order to satisfy its clients’ needs. The notional amounts of these contracts are carried off-balance sheet.

Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty.

When the Bank enters into a forward exchange contract, it analyses and approves the credit risk (the risk that the counterparty might default on its obligations). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk, the Bank deals with counterparties of good credit standing, enters into master netting agreements whenever possible and when appropriate, obtains collateral.

The Chilean Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in US dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

During the period ended June 30, 2005 and 2006, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at June 30, 2005 and 2006 are summarized below:

(a) Foreign currency and interest rate contracts:

			Notional amounts

	Number of Contracts		Up to 3 months		Over 3 months

	2005	2006	2005	2006	2005	2006

			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
Future purchase of foreign currency
with Chilean pesos	1,244	1,233	3,892,790	5,556,016	5,119,346	3,270,192
Future sale of foreign currency with
Chilean pesos	1,242	1,851	2,566,289	3,206,981	2,395,935	5,986,992
Futures or other interest rate contracts	24	52	232,255	134,317	92,526	13,148
Foreign currency forwards	246	301	2,334,689	2,115,448	1,947,300	2,021,299

Foreign markets:
Foreign currency swaps	293	872	2,469,693	9,823,948	2,387,849	7,362,383
Interest rate swaps	45	20	402,023	762,838	745,938	3,000

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

(b) Contracts expressed in the UF index:

			Notional amounts

	Number of Contracts		Up to 3 months		Over 3 months

	2005	2006	2005	2006	2005	2006

			UF	UF	UF	UF

Forwards in UF/Ch$sold	36	5	3,100,000	900,000	5,800,000	430,887
Forwards in UF/Ch$purchased	59	14	5,700,000	2,900,000	8,300,000	2,100,000

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Options

			30 days	31 to 60 days	61 days to 90 days	Over 90 days

						ThUS$

Call	Purchase	Currency	-	19,343	-	4,303
		Interest rate	-	-	-	-
	Sold	Currency	-	-	100	4,303
		Interest rate	-	-	-	183
Put	Purchase	Currency	-	-	100	20,000
		Interest rate	-	-	-	-
	Sold	Currency	-	19,343	-	10,000
		Interest rate	-	-	-	-

NOTE 13. MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$14,521 as of June 30, 2006. In addition, Banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets. However, as a result of the merger in 2002, the Chilean Superintendency of Banks and Financial Institutions determined that the actual equity of the merged bank could not be lower than 11% of its risk-weighted assets. Effective net equity is defined as basic equity, plus voluntary loan loss allowances, up to a maximum of 1.25% of risk-weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted. Chilean Banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of June 30, 2005 and 2006, are shown in the following table:

	As of June 30,

	2005	2006
	MCh$	MCh$

Net capital base	871,804	940,206
3% of total assets net of provisions	(421,264)	(465,452)
Excess over minimum required equity	450,540	474,754
Net capital base as a percentage of the total assets, net of provisions	6.2%	6.1%

Effective equity	1,294,920	1,313,205
11% of the risk-weighted assets	(1,061,387)	(1,184,655)
Excess over minimum required equity	233,533	128,550
Effective equity as a percentage of the risk-weighted assets	13.4%	12.2%

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

NOTE 14. SHAREHOLDERS’ EQUITY

a) Share capital

As of June 30, 2005 and 2006 the Bank's paid-in capital consisted of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

b) Dividends

The distributions of dividends related to net income for the periods 2004 and 2005 as approved by the Annual Shareholders' Meeting of Banco Santander Chile, are as follows:

Shareholders Meeting	Dividend (historical)	Dividend Paid	Percentage Paid

Apr-05	198,795	208,641	100%
Apr-06	155,812	157,198	65%

(1) Dividend paid has been restated in constant Chilean pesos of June 30, 2006

NOTE 15. TRANSACTIONS WITH RELATED PARTIES

In accordance with the Chilean General Banking Law and the rules of the Superintendency of Banks, related parties are defined as individuals and companies who are directors, officers or shareholders who own more than one percent of the Bank’s shares. Companies in which a director, officer or shareholder of the Bank holds more than a 5% interest and companies that have common directors with the Bank are also considered to be related parties. In the following table, trading or manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as holding companies.

a) Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of June 30,

	2005		2006

	Loans	Collateral Pledged	Loans	Collateral Pledged

	MCh$	MCh$	MCh$	MCh$

Operating companies	70,380	28,138	128,432	77,777
Holding companies (1)	378,728	96,227	416,591	37,888
Individuals (2)	17,834	16,433	21,396	20,049

Total	466,942	140,808	566,419	135,714

(1)	Includes companies whose purpose is to hold shares in other companies.

(2)	Includes debt obligations that are individually equal to or greater than UF 3,000, equivalent to MCh$54 as of June 30, 2006.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The activities in the balances of loans to related parties are as follows:

	As of June 30,

	2005	2006

	MCh$	MCh$

Balance as of January 1,	232,225	455,247
New loans	306,397	283,219
Repayments	(88,648)	(178,701)
Price- level restatements	16,968	6,654

Balance as of June 30,	466,942	566,419

b) Other transactions with related parties

During the six month periods ended June 30, 2005 and 2006, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	For the six months periods ended June 30,

	2005 Income/Expense	2006 Income/Expense

	MCh$	MCh$

Redbanc S.A.	(1,305)	(1,735)
Transbank S.A.	(2,802)	(3,591)
Sixtra Chile S.A.	(27)	(5)
Santander G.R.C. Ltda.	(570)	(880)
Santander Chile Holding S.A.	342	(406)
Santander Factoring S.A.	371	513
Bansa Santander S.A.	(1,199)	(1,201)
A.F.P. Bansander S.A.	92	112
Altec S.A.	(4,007)	(2,669)
Santander Investment Chile S.A.	45	46
Altavida Cia. De Seguros De Vida S.A.	5,337	980
Plaza El Trébol S A	(77)	(74)
Others	(48)	(47)

Total	(3,848)	(8,957)

Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

NOTE 16. FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	For the six-months periods ended June 30,

	Income		Expenses		Net

	2005	2006	2005	2006	2005	2006

Fees and income from services:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Payment agency services	1,592	1,506	-	(189)	1,592	1,317
Checking accounts	17,770	21,923	(2,548)	(2,335)	15,222	19,588
Credit cards	13,027	17,656	(7,040)	(8,725)	5,987	8,931
Automatic teller cards	10,914	12,267	(3,933)	(4,992)	6,981	7,275
Letters of credit, guarantees, pledges and other
contingent loans	1,505	1,544	-	-	1,505	1,544
Lines of credit	3,751	6,201	(147)	(143)	3,604	6,058
Underwriting	1,532	888	-	-	1,532	888
Bank drafts and fund transfers	126	124	-	-	126	124
Sales and purchases of foreign currencies	2,900	2,647	(215)	(232)	2,685	2,415
Insurance brokerage	5,214	5,197	(337)	(751)	4,877	4,446
Custody and trust services	405	283	(22)	(70)	383	213
Mutual fund services	8,895	9,358	-	(2)	8,895	9,356
Saving accounts	128	122	-	-	128	122
Agreements of administration and collection	8,604	11,844	-	-	8,604	11,844
Stock brokerage	598	628	(8)	-	590	628
Others	2,858	3,770	(469)	(422)	2,389	3,348

Total income (expense)	79,819	95,958	(14,719)	(17,861)	65,100	78,097

NOTE 17. NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	For the six-month periods ended June 30,

	2005	2006

	MCh$	MCh$
Non-operating income:
Gain on sale of Bank premises and equipment	227	136
previously charged-off	11,110	4,598
Rental income	550	613
Recovery of expenses	59	61
Recovery of previous-year expenses	1,154	1,052
Other	737	752

Total non-operating income	13,837	7,212

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	For the six-month periods ended June 30,

	2005	2006

	MCh$	MCh$
Non-operating expenses:
Charge-offs of assets received in lieu of payment	13,769	9,549
Loss on sales of bank premises and equipment	2	2
Other	20,787	17,199

Total non-operating expenses	34,558	26,750

NOTE 18. DIRECTORS' EXPENSES AND REMUNERATION

The following items were charged to expense for services provided by the members of the Board:

	As of June 30,

	2005	2006

	MCh$	MCh$
Remuneration established by the General Shareholders’
meeting, including attendance fees	183	212

NOTE 19. FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of June 30, 2005 and 2006, and assets and liabilities which are denominated in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of June 30, 2005			As of June 30, 2006

	Denominated in			Denominated in

	Foreign currency	Chilean pesos	Total	Foreign currency	Chilean pesos	Total

	MCh $	MCh $	MCh $	MCh $	MCh $	MCh $
Assets
Cash and due from banks	658,114	-	658,114	1,249,195	-	1,249,195
Financial investments	404,251	248,438	652,689	340,744	94,943	435,687
Loans ( including contingent loans )	1,278,317	5,299	1,283,616	1,362,519	188	1,362,707
Other assets	6,448,882	-	6,448,882	1,466,173	2	1,466,175

Total assets	8,789,564	253,737	9,043,301	4,418,631	95,133	4,513,764

Liabilities
Deposits	1,171,735	431	1,172,166	1,478,590	671	1,479,261
Contingent liabilities	592,771	-	592,771	573,294	-	573,294
Due to domestic bank	14,462	1,326	15,788	19,416	888	20,304
Due to foreign bank	977,506	-	977,506	1,637,251	-	1,637,251
Other liabilities	6,226,168	940	6,227,108	708,196	-	708,196

Total liabilities	8,982,642	2,697	8,985,339	4,416,747	1,559	4,418,306

Net assets (liabilities) in foreign currency	(193,078)	251,040	57,962	1,884	93,574	95,458

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

NOTE 20. INCOME TAXES

a) Deferred taxes

The Bank records the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

As described in that accounting standard, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax asset/liability determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. In accordance with Technical Bulletin No. 60, deferred tax asset and liability amounts are presented net of the related unamortized complementary account balances in the consolidated balance sheet. Deferred income tax balances were as follows:

	Complementary accounts as of June 30,		Deferred taxes as of June 30,

	2005	2006	2005	2005
	MCh$	MCh$	MCh$	MCh$
Assets
Interest and indexation for tax purposes	-	-	3,363	6,418
Assets received in lieu of payment	-	-	1,978	1,204
Foreign exchange	-	-	-	4,444
Valuation of investments			3,383	-
Allowance for loan losses	-	-	21,854	17,527
Other provisions	-	-	6,694	12,151
Forward contracts	-	-	-	588
Leasing assets	-	-	10,696	8,613
Others	-	-	-	36

Total	-	-	47,968	50,981

Liabilities
Foreign exchange			(3)	-
Forward Contracts			(2,086)	-
Valuation of investments	-	-	-	(567)
Deferred expenses	-	-	(2,703)	(1,739)
Others	(27)	-	(1,811)	(3,694)

Total	(27)	-	(6,603)	(6,000)

Net difference	-	-	41,365	44,981

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

b) Income tax expense for the six months periods ended June 30, 2005 and 2006 was as follows:

	For the six-month period ended June 30,

	2005	2006

	MCh$	MCh$

Deferred tax (expense) benefit for the period	(5,335)	4,695

Net benefit (charge) to deferred taxes	(5,335)	4,695

Income tax provision – current	(20,545)	(33,950)
Other taxes	120	64

Income tax expense	(25,760)	(29,191)

NOTE 21. CONTINGENCIES AND COMMITMENTS

a) Contingencies:

The subsidiary Santiago Leasing S.A. leased property with deferred customs duties. The subsidiary may eventually have to pay such duties, on behalf of the leaseholder, if not paid by the latter. Leased assets subject to deferred custom duties amounts to MCh$286 as of June 30, 2005 and MCh$27 in 2006.

“Orsini con Orsini y Otros” filed a claim for indemnity of losses against the subsidiary Santander S.A. Agente de Valores (“Agent”), Case Rol N°1452--2000, before the 28th Civil Court of Santiago. The final sentence in first instance, dated December 18, 2001, was unfavorable for the Agent; therefore it filed an annulment action against the judicial decision, and an appeal. On November 4, 2005, the Court of Appeals rejected the annulment action against the judicial decision, however it accepted the appeal filed by the Agent, repealing the first instance sentence and rejecting the claim filed against the Agent. The Agent then filed, before the Supreme Court, an annulment action against the judicial decision. The Supreme Court has rejected the claim action, therefore there is no contingency to the Agent.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

c) Guarantees from operations:

In order to ensure the correct and full compliance of all its obligations as Securities Agent, in conformity with article No 30, and subsequent articles of Law 18.045 on the Securities Market, the subsidiary Santander S.A. Agente de Valores established a guaranty for UF 4,000 for the insurance policy N° 205110264, underwritten by Compañía de Seguros de Crédito Continental S.A. whose maturity is December 19, 2006.

In conformity with the General Character Regulation N°125, the subsidiary Santander Santiago S.A. Administradora General de Fondos designated the Bank as the representative of the benefits of guarantees set up per each of its funds administered for UF 1,108,278.12. In addition to these bank guarantees, other guarantees were entered into for approximately ThCh$93,115,378 for mutual funds’ which the Bank is responsible for administering (guarantee on minimum return on investmnt).

NOTE 22. FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of June 30,

	2005	2006

	MCh$	MCh$

Securities held in safe custody	8,556,833	8,693,109
Amount to be collected on behalf of local third parties	155,658	127,704
Amount to be collected on behalf of foreign third parties	204,423	204,236

Total	8,916,914	9,025,049

NOTE 23. PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and equity:

	For the six-month period ended June 30,

	2005	2006

	MCh$	MCh$
Restatement of non monetary accounts based on Consumer Price Index:
Bank premises and equipment, net	2,584	3,152
Investments in other companies	34	132
Other non-monetary assets and liabilities	602	261
Shareholders’ equity	(8,176)	(11,011)

Loss from price-level restatement, net	(4,956)	(7,466)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

NOTE 24. SALES AND PURCHASE OF LOANS

From time to time, the bank sells and purchases loans based on specific requirements from customers. During the periods ended June 30, 2005 and 2006, the Bank sold loans in the amount of MCh$68,977 and MCh$109,097, respectively; however, the Bank does not enter into loans for future sale. During the periods ended June 30, 2005 and 2006, the Bank purchased loans totaling MCh$9,618 and MCh$15,579 respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$(267) and MCh$2,401 for the periods ended June 30, 2005 and 2006, respectively.

NOTE 25. SUBSEQUENT EVENTS

On September 27, 2006 the Bank formed a new subsidiary “Santander Servicios de Recaudación y Pagos Limitada” in which they became a 99.9% owner for MCh$739.2. The new subsidiary is organized under the laws of the Republic of Chile and will start its operation in October 2006.

Between June 30, 2006 and the date of these financial statements, no others significant subsequent event exists that could materially affect these financial statements.

NOTE 26. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between accounting principles generally accepted in Chile and accounting principles of the Superintendency of Banks (collectively, “Chilean GAAP”), and accounting principles generally accepted in the United States (“U.S. GAAP”).

References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to Chilean GAAP, the Bank’s consolidated financial statements recognize certain effects of inflation.

The cumulative inflation rate in Chile as measured by the CPI for the period between June 30, 2005 to June 30, 2006 was approximately 3.74% . Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 (c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the end of the period. As permitted under Item 18 of Form 20-F of SEC Regulation S-X no adjustments have been made to reflect the elimination of price-level adjustments.

(a)	Business Combinations

	(1)	Under Chile GAAP, business combinations accounted for under the purchase accounting method do not require the pushdown of the associated goodwill to the acquired entity. Furthermore, prior to January 1, 2004, assets acquired and liabilities assumed were recorded at their carrying value upon

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

acquisition with the excess of the purchase price over the carrying value recorded as goodwil1. Additionally, “pooling of interests” treatment may be more widely applied than under U.S. GAAP.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Under U.S. GAAP, when following the purchase accounting method, pushdown accounting to the acquired entity is required for the goodwil1 generated in the business combination. Also, under U.S. GAAP, purchase accounting requires that the fair value of the assets acquired and the liabilities assumed be recorded with the excess of the purchase price over such fair values recorded as goodwil1.

The following business combinations of the Bank were accounted for as follows thereby generating the differences noted in the Chile GAAP to U.S. GAAP reconci1iations of net income and shareholders' equity:

On April 17, 1999, Banco Centra1 Hispanoamericano S.A. (“BCH”) merged into Banco Santander S.A. to create Banco Santander Central Hispano (“BSCH”). For Chile GAAP purposes, the merger was accounted for as a “pooling of interests”. For U.S. GAAP purposes, purchase accounting was applied. Prior to Apri1 17, 1999, BCH indirectly held a 21.75% investment in Banco Santiago through a 50% participation in Teatinos Siglo XXI (“Teatinos”). At the time, the other 50% of Teatinos was owned by Quiñenco S.A. (“Quiñenco”). A minority interest of approximately 35.5% was held by the Central Bank of Chile.

On May 3, 1999, BSCH purchased the 50% of Teatinos that it did not already own from Quiñenco. Purchase accounting was applied under both Chile GAAP and U.S. GAAP.

The total goodwi1l generated under U.S. GAAP was pushed down to the acquired entities’ (predecessor entities to the Bank) books. Certain fair value amounts were recorded for assets acquired and 1iabi1ities assumed under U.S. GAAP which were recorded at carrying value on the Chile GAAP books.

(2)	Under Chi1ean GAAP, mergers of common control entities are recorded under the “pooling of interests” method. Should the minority interest be bought out, purchase accounting is not app1ied to that percentage. Additionally, historical financial statements for periods prior to the merger are not restated under the “as if” pooling of interests methodology.

Under U.S. GAAP, mergers of common control entities are also recorded under the “pooling of interests” method. However, under U.S. GAAP, in certain circumstances, the step acquisition of a minority interest would be required to be accounted for under purchase accounting (which step acquisition goodwill would also require “pushdown” as mentioned in (1)). Additionally, US GAAP requires the restatement of prior period financial statements under the “as if” pooling of interests methodology.

The following transactions were structured such that they generated the above differences resulting in adjustments in the Bank’s Chile GAAP to U.S. GAAP reconci1iations of net income and shareholders’ equity:

On Apri1 22, 2002, the Central Bank sold its remaining 35.44% participation in Banco Santiago to Teatinos, the primary shareholder of the former Banco Santander-Chile and a wholly owned subsidiary of BSCH.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

On August 1, 2002, Banco Santiago and the former Banco Santander-Chile merged. To effect the merger, the minority interest of 11% of Banco Santander-Chile was bought out through the issuance of former Banco Santiago shares (as Banco Santiago was considered the acquirer). As a resu1t of the merger between the former Banco Santiago and the former Banco Santander-Chi1e, the former Banco Santiago issued 89,511,910,227 shares in exchange for all the outstanding common shares of the former Banco Santander-Chi1e using an exchange ratio of 3.55366329 for each former Banco Santander-Chi1e share.

Certain predecessor entities to Banco Santander Chile (inc1uding Banco Santiago and Banco Santander-Chile), for U.S. GAAP purposes, maintained goodwill or fair va1ue adjustments between their Chilean GAAP books and their U.S. GAAP books prior to the Banco Santiago-Banco Santander-Chile merger for acquisitions which they had made. See (q) be1ow for a description of these transactions.

The Bank did not record deferred taxes under either Chile GAAP or U.S. GAAP on any goodwill or intangible asset acquired as the result of the acquisition as these items do not generate temporary differences as defined in either Chile GAAP nor U.S. GAAP accounting pronouncements.

(b) Amortization of Goodwill and Intangible Asset

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. The Bank has not amortized any U.S. GAAP goodwill since the provisions of SFAS N°142, became effective.

The Bank has performed the impairment test of goodwill and intangible assets with indefinite lives as required by the standard, which did not result in any impairment.

(c) Income taxes

Under Chilean GAAP, prior to 1999, the Bank did not record the effects of deferred income taxes. Effective January 1, 1999, and in accordance with the new accounting standard under Chilean GAAP (Technical Bulletin No. 60), the Bank was required to record the effects of deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. As a transitional provision to reduce the impact of adoption of this standard, the Bank was permitted to record a contra ("complementary") asset or liability as of the date of implementation of the new accounting standard, i.e. January 1, 1999, related to the effects of deferred income taxes from prior years. These complementary assets and liabilities are to be amortized over the average estimated period of reversal of the temporary differences which generate the future income tax asset or liability.

At the end of 2005, these complementary accounts were fully amortized.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the balance sheet method (since 1999) in a manner similar to Chilean GAAP, however US GAAP did not adopt transitional provisions equivalent to the “complementary accounts” mentioned in the previous paragraph, but instead, flowed any adoption effects directly through the income statements in “Cumulative Effect of a Change in Accounting Principle”.

The effects of elimination of the complementary assets and liabilities and their respective amortization as well as effects of recording deferred income taxes on U.S. GAAP adjustments are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below. Additional disclosures required under SFAS 109 are further described in paragraph (w) below.

(d) Mandatory dividends

As required by Chilean General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, and record that dividend against retained earnings or current year income in shareholders’ equity when it has been approved by the Annual Shareholders’ meeting subsequent to year-end unless a higher legally binding commitment to distribute dividends exists, or unless and except to the extent the Bank has unabsorbed prior year losses. Under the provisions issued by the AICPA International Practice Task Force, such mandatory dividends, as of the year end reporting date, represent and are reported as “temporary equity”. However, when, as allowed by regulation, actions of shareholders are taken prior to the date of financial statement issuance, evidencing that such minimum dividend will not be fully distributed, the reclassification of such dividend may be limited to such lesser amount authorized by shareholder ratification. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below.

(e) Interest income recognition on non-accrual loans

Under Chilean GAAP the Bank suspends the accrual of interest on loans when is determined to be a loss or when it becomes past due. Previously accrued but uncollected interest on overdue loans is not reversed at the time the loan ceases to accrue interest. Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

In addition, under Chilean GAAP, any payment received on overdue loans is treated as income to the extent of interest earned but not recorded, after reducing any recorded accrued interest receivable. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non accrual loans is considered not material to the Bank’s financial position and results of its operations.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(f) Repurchase agreements

The Bank enters into repurchase agreements as a source of financing. In this regard, the Bank’s investments which are sold subject to repurchase agreements are reclassified from their investment category to “investment collateral under agreements to repurchase”. Under U.S. GAAP, no such reclassification would be made, since, in substance, the investment securities serve only as collateral for the borrowing. For purposes of presentation of balance sheet in accordance with U.S. GAAP and in format required by the Securities and Exchange Commission under rules 210.9 to 210.9 -07 of Regulation S-X (“Article 9”), which is included in paragraph (v) to this note, investments which collateralize such borrowings are shown in their investment category.

(g) Contingent assets and liabilities

In accordance with Chilean GAAP, the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Bank in Chilean peso, UF and foreign currencies (principally US dollars). The liabilities represent the Bank’s obligations under such agreements. Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets, however, they are disclosed. The reclassification to eliminate the contingent assets against the contingent liabilities recorded under Chile GAAP has been included in the balance sheets Article 9 in paragraph (v) below.

Within contingent assets and liabilities the Bank includes financial guarantees. Disclosures required in accordance with FIN 45 “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” are included in paragraph (ab) below. For neither contingencies nor guarantees is there recorded an adjustment to the U.S. GAAP reconciliation of net income or shareholders’ equity, as none met the requirements for recognition in the income statements.

(h) Investment securities

Under U.S. GAAP, SFAS N°115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

  Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. As of June 30, 2005 and 2006 the Bank did not classify any security as held-to-maturity.

  Debt and equity securities that are bought and held by the Bank, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

  Debt and equity securities not classified as either held–to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

SFAS N° 115 established that in the case of foreign-currency-denominated available-for-sale debt securities, the change in fair value expresses in an entity’s functional currency is the total of the changes in market price of the security as expressed in the local currency due to factors such as changes in interest rates and credit risk and the change in the exchange rate between the local currency and the entity’s functional currency. EITF 96-15 established that the entire change in the fair value of foreign-currency-denominated available-for-sale debt securities should be reported in stockholders’ equity.

Until 2005, under Chilean GAAP the Bank classifies its financial investments as “trading” or “permanent”(see Note 1). Financial investments held by the Bank with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with unrealized gains and losses included in other operating results for those classified as trading which all realized gains and losses flow through income. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by the Bank’s subsidiaries were carried at the lower of price-level restated cost or market value. Additionally, during 2001 the former Banco Santander-Chile received permission from the Superintendency of Banks to record at amortized cost (i.e. not adjusted to market value) a portion of its portfolio of Chilean Government securities, which are hedged by specific interest rate swap agreements. During 2005, the aforementioned portfolio of Chilean government securities was completely amortized. Similarly, under Chilean GAAP, interest rate swap agreements were not recorded at fair value (see paragraph (m) below).

As of June 30, 2005, under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP. Similarly “trading” securities accounting treatment did not differ from “trading” securities treatment under US GAAP.

As is described in Note 2, on December 20, 2005 the Superintendency of Banks issued Circular No. 3,345 and related amendments, instructing the application of new accounting principles and valuation criteria for financial instruments acquired for trading or investment (available-for-sale or held to maturity), derivative instruments, accounting hedges and write-offs of financial assets in the balance sheet. Starting January 1, 2006, the Bank classifies their financial investments in accordance with the Bank’s intent and ability to hold the security, as trading, available for sale or held to maturity. The new accounting principles and valuation criteria do not differ significantly from US GAAP, SFAS No 115. The accounting criteria followed by the Bank’s subsidiaries on a standalone basis have not been changed, however, under the new rules established by Circular N° 3,345, for consolidated purposes, the Bank is required to perform all the necessary adjustments at the consolidation level.

Based upon the criteria described above and for presentation purposes, the Bank reclassified its portfolio of investments in debt and equity securities to “available-for-sale” or “trading”.

Prior to January 1, 2006, the adjustment to US GAAP represents the foreign exchange difference on available-for-sale securities which, under EITF 96-15, is recorded in Shareholders equity. For the six-month period ended June 30, 2006, the cumulative effect of prior year differences reversed.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115 and based on Article 9 balance sheet under U.S. GAAP. Realized gains and losses are determined using the proceeds from sales less the cost (specific identification method) of the investments identified to be sold. Additionally, any unrealized gain/loss previously recorded in equity for these investments is reversed through the income statements. Gross gains and losses realized on the sale of available-for-sale securities for the six months periods ended as of June 30, 2005 and 2006 are as follows:

	As of June 30,

	2005	2006

	MCh$	MCh$
Proceeds from sales of “available-for-sale” securities generating
realized gains	375,193	224,447
Realized gains	2,082	1,713
Proceeds from sales of “available-for-sale” securities generating
realized losses	298,098	95,498
Realized losses	2,516	734

(i) Other than temporary impairment of available for sale securities

Until 2005 under Chilean GAAP the Bank was not required to evaluate if marketable securities were considered to be other than temporarily impaired. As is described in Note 2, starting January 1, 2006, under Chilean GAAP, the evaluation of marketable securities considered to be other than temporarily impaired is required, if the decline of fair value is judged to be other than temporary. In such circumstances, the cost basis of the security is written down to fair value and the amount written down is charged against income. The impairment is not considered as having established a new cost basis for the security and therefore, under certain conditions, recovery up to the extent of the initial cost basis may be recorded. Additionally, Chile GAAP does not require the inclusion of foreign exchange differences to be included in the unrealized gains/loss on available-for-sale securities in equity. The portion related to foreign exchange gain (loss) is recorded directly in income.

Under US GAAP, SFAS 115 requires that the Bank determine whether individual securities classified as available for sale have been impaired on an other than temporary basis. If the decline in value is judged to be other than temporary, the cost basis of the individual security is written down to a new cost basis and the amount by which it is written down is included in earnings (that is, accounted for as a realized loss). The new cost basis does not change when subsequent recoveries in fair value occur. Subsequent increases in the fair value of available for sale securities are included in other comprehensive income and subsequent decreases in fair value, if not other than temporary , are also included in the other comprehensive income.

The bank reviewed its portfolio as of June 30, 2005 and concluded that there was no other than temporary impairment as of this date. This review consisted of evaluating the economic reasons for any declines, credit rating of the issuers of the securities and management’s intention and ability to hold the securities until the unrealized loss is recovered. At June 30, 2005, based on this analysis, the Bank believed that there were no other than temporary impairments in its investment portfolio because most of the decline in fair value of these securities were caused by the appreciation of the Chilean Peso in relation to the U.S. Dollar which the Bank considered to be temporary. Most of the securities that have unrealized losses as of June 30, 2006 had been in a continuous unrealized loss position for less than one year.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

As of June 30, 2006 the Bank considered that the continued devaluation of the U.S. Dollar relative to the Chilean Peso was an indication of other-than temporary impairment. As a result, an impairment of MCh$4,954 for US GAAP purposes was recognized for unrealized losses related to U.S. Dollar denominated debt securities classified as available for sale. The effect of other than temporary impairment of available for sale securities is included in the reconciliation of consolidated net income paragraph (t) below.

The carrying value and market value of securities available-for-sale as of June 30, 2005 and 2006 are as follows:

	As of June 30, 2006

	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1) (2)	Estimated Fair Value

Available-for-Sale Investments:	MCh$	MCh$	MCh$	MCh$

Central Bank Securities	131,252	34	(822)	130,464
Chilean Financial institutions	366,173	268	(11,579)	354,862
Chilean Treasury bonds	607	9	-	616
Government Pension bonds	31,559	167	(492)	31,234
Foreign investments	27,040	-	(1,080)	25,960

Total	556,631	478	(13,973)	543,136

	As of June 30, 2005

	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value

Available-for-Sale Investments:	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	160,923	197	(1)	161,119
Chilean Financial institutions	226,343	5,196	(45)	231,494
Chilean Treasury bonds	1,189	34	-	1,223
Government Pension bonds	21,989	131	-	22,120
Foreign investments	55,063	408	(6,148)	49,323

Total	465,507	5,966	(6,194)	465,279

(1)	Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. Such unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.

(2)	During 2006, the Bank determined that certain of its foreign-currency-denominated available-for-sale debt securities had declines in value that were considered other than temporary, recording a charge to net income of MCh$4,954 to record these securities at their market values at that date. Future unrealized gains or losses will be recorded in other comprehensive income consistent with the accounting treatment for available-for-sale securities.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The following table shows the unrealized loss position of the available-for-sale investments as of June 30, 2006

	Less than 12 months			12 months or more			Total

	Amortized cost	Fair value	Unrealized l osses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	114,353	113,531	(822)	-	-	-	114,353	113,531	(822)
Chilean Financial
institutions	383,164	371,585	(11,579)	-	-	-	383,164	371,585	(11,579)
Government Pension bonds	19,607	19,115	(492)	-	-	-	19,607	19,115	(492)
Foreign investments	27,040	25,960	(1,080)				23,040	25,960	(1,080)

Total	544,164	530,191	(13,973)	-	-	-	544,164	530,191	(13,973)

(j) Contractual maturities and other disclosures

The contractual maturities of securities classified by the Bank as available-for-sale are as follows:

After one
	As of June 30, 2006

	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total

Available-for-Sale Investments:	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	15,871	51,678	58,297	4,610	130,456
Government Pension bonds	9,534	7,536	12,801	1,364	31,235
Chilean Financial institutions	124	3,303	31,107	320,337	354,871
Chilean Treasury bonds	614	-	-	-	614
Foreign investments	-	14,948	11,012	-	25,960

Total	26,143	77,465	113,217	326,311	543,136

Under U.S.GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the six months period ended June 30, 2005 and 2006, the Bank recognized in income net unrealized holding gains (losses) of MCh$7,610 and MCh$(1,141) respectively, on these securities.

(k) Allowance for loan losses

The determination of loan losses under U.S. GAAP differs from that under Chilean GAAP in the following respects:

1.	Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks.

Under U.S. GAAP, allowances for loan losses should be adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required allowance under U.S. GAAP in the following manner:

All loans of the Bank were classified in accordance with the rules of the Superintendency of Banks.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Allowances for commercial loans classified in loan risk category A1, A2, A3, B or C1 which were not considered impaired under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”) were analyzed by loan category and were adjusted where necessary to reflect the estimated inherent losses in the loan portfolio based upon the historical movements and trends in the Bank’s loan classifications (“migration analysis”).

In addition, specific additional allowances were determined for commercial loans, i.e. those loans which were not considered above, on the following basis:

i.	Commercial loans greater than MCh$100, which were considered impaired in accordance with the criteria established by SFAS 114 were valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at the fair value of the collateral if the loans were collateral dependent.

ii.	Allowances for commercial loans which were under MCh$100 (i.e. those loans which were not considered in the above SFAS 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in (i). In addition, estimated incurred losses were adjusted based on results of a migration analysis referred to above.

iii.	Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding calculations under provisions of SFAS No.114 the Bank reduced the total loan loss allowance by MCh$8,090 and MCh$8,090 for the six months period ended June 30, 2005 and 2006, respectively.

Based on the loan losses allowance estimation process described above, the Bank determined the allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The fluctuation of the recorded additional loan loss allowance required by the Superintendency of Banks, was then deducted from the additional allowance requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment for the Bank, as follows:

	As of June 30,

	2005	2006

	MCh$	MCh$
U.S. GAAP loan loss allowance	(169,897)	(139,493)
Chilean GAAP loan allowance required by the Superintendency of Banks	177,987	147,583

U.S. GAAP adjustment	8,090	8,090

Less: Chilean GAAP additional loan loss allowance	-	-

Cumulative U.S. GAAP adjustment	8,090	8,090

The effect of accounting for loan losses in accordance with U.S. GAAP is included in the reconciliation of the net income and shareholders' equity in paragraph (t) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

2.	Recognition of Income

As of June 30, 2005 and 2006, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled MCh$290,918 and MCh$413,379, respectively, with a corresponding valuation allowance of MCh$138,456 and MCh$132,197, respectively. For the six month periods ended June 30, 2005 and 2006, the average recorded investment in impaired loans was MCh$301,777 and MCh$292,166, respectively. For the six month periods ended June 30, 2005 and 2006, during the portion of the year that the loans were impaired, the Bank recognized MCh$534 and MCh$334 of interest on impaired loans. As of June 30, 2005 and 2006, the Bank had made provisions against all loans which it considered to be impaired.

3.	Loan loss recoveries

Under Chilean GAAP and US GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses.

The following presents an analysis under U.S. GAAP, for the six month periods ended June 30, 2005 and 2006, of the changes in the reserve for loan losses during the years presented:

	As of June 30,

	2005	2006

	MCh$	MCh$
Allowances for loan losses in accordance with U.S. GAAP, as of January 1	170,530	139,866
Price-level restatement (1)	586	(695)
Loan loss recoveries	19,501	22,556
Charge-offs	(73,436)	(92,193)
Provisions established	68,899	91,958
Provisions released	(16,183)	(21,999)

Allowances for loan losses in accordance with U.S. GAAP, as of June
30,	169,897	139,493

(1)	Reflects the effect of inflation on the allowance of loan losses under Chilean GAAP at the beginning of each period, adjusted to constant Chilean pesos of June 30, 2006.

4.	Charge-offs

As discussed in Note 1 (m) of these financial statements, under Chilean GAAP the Bank charges off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

	-	24 months after a loan is past due (6 months for consumer loans) for loans without collateral;

	-	36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore the potential difference is not significant to the presentation of its financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(l) Investments in other companies

Under Chilean GAAP, certain long-term investments of less than 20% (as the definition of “significant influence” included investments of between 10% and 20% prior to January 1, 2004) of the outstanding shares in other companies have been recorded using the equity method of accounting (see Note 9 (4)). Under U.S. GAAP those investments generally would have been recorded at cost. The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

(m) Derivatives

Chilean banks are permitted to use foreign exchange forward contracts (covering either foreign currencies against the U.S. dollar, the UF against the Chilean peso or the UF and the Chilean peso against the U.S. dollar), forward rate agreements and interest rate swaps. Currently, the use of derivatives in Chile is regulated by the Chilean Central Bank, which requires that all foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies.

All derivative instruments are subject to market risk, which is defined as the risk that future changes in market conditions may make an investment more or less valuable. The Bank managed their individual exposure to market risk on a global basis in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting foreign exchange and interest rate positions.

The Bank enters into derivative transactions for its own behalf and to meet customers’ risk management needs. Generally the Bank enters into forward contracts in U.S. dollars against the Chilean peso or the UF, however, occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary. Other derivative transactions include primarily interest rate swaps (pay fixed-receive floating) and rate lock agreements. These are used for hedging purposes in order to manage, among other risks, interest rate and fair value risk related to the Yankee bonds of Chilean companies, Chilean Government securities bought by the Bank and certain mortgage loans.

In order to manage any credit risk associated with its derivative products, the Bank grants lines of credit to its counterparties, in accordance with its credit policies, for each derivative transaction. The counterparty risk exposure is a function of the type of derivative, the term to maturity of the transaction and the volatility of the risk factors that affect the derivative’s market value.

Under Chilean GAAP, the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Until 2005, forward contracts between the U.S. dollar and the Chilean peso or the UF were valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria outstanding at this date. Also until 2005, under Chilean GAAP the Bank records differences between interest income and interest expense on interest rate swap transactions, in net income in the period when cash settlements under the agreements were made. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates were not recognized at each period-close in the Chilean GAAP consolidated financial statements.

As is described in Note 2, on December 20, 2005 the Superintendency of Banks and Financial Institutions (SBIF) issued Circular No.3,345 and related amendments, instructing the application of new accounting principles and valuation criteria for financial instruments acquired for negotiation or investment, derivative instruments, accounting hedges and write-offs of financial assets in the balance sheet. The new accounting

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

principles and valuation criteria does not differ significantly from US GAAP, SFAS N° 133 and related amendments.

Effective January 1, 2006, under the requirements of Circular No. 3,345 of the Superintendency of Banks, the accounting treatment of certain derivative instruments and hedges of financial assets changed. Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency and unidades de fomento (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, currency and interest rate options, and others are recognized initially in the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Beginning January 1, 2001, the Bank adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively “SFAS 133”), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on the purpose for which the derivative instrument was entered into and whether the derivative instrument qualifies as a hedge. The standards also require formal documentation of hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

Before January 1, 2006 Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they were not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer service agreement and insurance agreements.

For June 30, 2005 the effects of the adjustments with respect to foreign exchange contracts, interest rate and foreign currency swaps agreements on the net income and shareholders’ equity of the Bank are included in paragraph (t) below.

For the periods ended June 30, 2005 and 2006 the effects of embedded derivatives were not significant.

(n) Recoveries of loans previously charged-off

Under Chilean GAAP and U.S. GAAP, recoveries of loans previously charged-off are reflected as decreases in the provision for loan losses in the consolidated statements of income.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(o) Capitalization of interest costs

For Chilean GAAP purposes, the Bank does not capitalize interest costs on the assets that are constructed for its own use. Under SFAS No. 34, interest costs should be capitalized as they are considered part of the historical cost of acquiring these assets. The effect of accounting for capitalization of interest costs in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below.

(p) Mortgage loans purchased

Banco Santander Chile acquired mortgage loans (so called ANAP portfolio) from former savings and loans institutions at a discount. In 1990, based on the then-existing regulations, the discount on a portion of the loans acquired was recognized as income. Under U.S. GAAP, such discount should be amortized over the life of the related loans. The effect of accounting for mortgage loans purchased in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below.

(q) Acquisition of Financial Assets

The following business combinations took place prior to the merger of Banco Santiago and Banco Santander-Chile which continue to require adjustments between Chilean GAAP and U.S. GAAP in the net income and shareholders’ equity reconciliations in (t):

(1) Acquisition of Banco O’Higgins

For Chilean GAAP purposes, the merger between the former Banco Santiago and Banco O’Higgins that took place during 1997 was accounted for using “pooling of interests”. The assets acquired and liabilities assumed were combined at their carrying values on the books of the successor entity and the operations were accounted for as combined from January 1, 1997.

For U.S. GAAP purposes, the former Banco Santiago accounted for the business combination as a purchase of Banco O’Higgins. Consequently, goodwill was recorded as the difference between the purchase price and the fair value of the assets acquired and the liabilities assumed (which, in management’s opinion, approximated book value).

The unamortized goodwill associated with this merger on the books of Banco Santiago, for U.S. GAAP purposes, as of the date of the merger with the former Banco Santiago Santander-Chile is implicitly included in the goodwill of Teatinos which had been acquired by BCSH as explained in (a).

(2) Acquisition of Banco Osorno y la Unión

During 1996, the former Banco Santander-Chile merged with Banco Osorno y la Unión (“Banco Osorno”). The treatment for both Chilean GAAP purposes and U.S. GAAP purposes was equivalent to the treatment in the Banco O’Higgins transaction in (1) with the exception that the acquisition of Banco Osorno was defined as a reverse acquisition.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(r) Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are carried at cost, less a global valuation allowance if the total of the fair value of those assets is lower than the carrying amount. If the asset is not sold within one year, then recorded asset amounts should be written-off on a straight-line basis over the following 12-month period.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. Subsequent to foreclosure, valuations should be periodically performed to record any impairment. The effect of recording these assets in accordance with U.S. GAAP in the Bank is included in the reconciliation of net income and shareholders' equity in paragraph (t) below.

(s) Accrued interest and indexation adjustment

Under Chilean GAAP, accrued interest and indexation adjustment are presented with the principle amounts of the investments to which they accrete. Under U.S. GAAP accrued interest and indexation adjustment would be presented as separate line items in the balance sheet. The amount of this reclassification is not readily determinable.

(t) Summary of net income and shareholders’ equity differences

The following is a reconciliation of net income under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	As of June 30,

	2005 Total	2006 Total	2006 Total

	MCh$	MCh$	ThUS$
			(Note 1 (r))
Net income in accordance with Chilean GAAP	120,402	144,779	264,528
Push-down accounting (Note 26 (a))
Amortization of trademarks and other	(11,518)	(1,973)	(3,605)
Amortization of fair value increment of net assets	(1,905)	(1,887)	(3,448)
Investments securities (Note 26 (h))	9,375	(950)	(1,736)
Allowances for loan losses (Note 26 (k))	(1,041)	-
Investments in other companies (Note 26 (l))	(31)	(53)	(95)
Other than temporary impairment (Note 26 (i))	-	(4,954)	(9,052)
Derivatives (Note 26 (m))	(5,002)	1,900	3,472
Capitalization of interest cost (Note 26 (o))	(25)	(25)	(46)
Mortgage loans purchased (Note 26 (p))	88	-	-
Assets received in lieu of payment (Note 26 (r))	12	1,473	2,691
Deferred tax effect of US GAAP adjustments	(579)	435	795

Net Income in accordance with US GAAP	109,776	138,745	253,504

Other comprehensive income in accordance, net of tax :
Unrealized gain (losses) on available for sale securities (26 (x))	(5,416)	6,740	12,315

Comprehensive income	104,360	144,485	265,819

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The following is a reconciliation of shareholders’ equity under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	At June 30,

	2005 MCh$	2006 MCh$	2006 ThUS$
			(Note 1 (r))

Shareholders’ equity in accordance with Chilean GAAP	992,206	1,084,985	1,982,395

Push Down Accounting (Note 26(a))
Goodwill	496,383	496,383	906,951
Fair value of intangibles	78,954	75,366	137,703
Fair value increment of net assets	11,025	7,230	13,210
Deferred income taxes (Note 26 (c))	28	-	-
Mandatory dividends (Note 26(d))	(36,121)	(43,434)	(79,359)
Investment securities (Note 26(h))	6,578	-	-
Allowance for loan losses (Note 26(k))	8,090	8,090	14,781
Investments in other companies (Note 26(l))	367	354	646
Derivatives (Note 26(m))	(13,842)	-	-
Recoveries of loans (Note 26(n))	(1,289)	(1,289)	(2,355)
Capitalization of interest costs (Note 26(o))	3,863	3,813	6,967
Assets received in lieu of payment (Note 26(r))	8,445	5,136	9,384
Deferred tax effect of U.S. GAAP adjustments	(2,014)	(2,671)	(4,880)
Acquisition of financial assets (Note 26(q))	302,320	302,320	552,375

Shareholders’ equity in accordance with U.S. GAAP	1.854.993	1.936.283	3,537,818

The following summarized the changes in the shareholders’ equity of the Bank under U.S. GAAP during the six month periods ended June 30, 2005 and 2006:

	As of June 30,

	2005 Total	2006 Total	2006 Total

	MCh$	MCh$	ThUS$
			(Note(1r))
Balance at January 1,	1,933,270	1,919,712	3,507,541
Monetary indexation of dividends paid	(371)	(1,008)	(1,842)
Dividends paid	(208,641)	(157,198)	(287,220)
Mandatory dividends, previous date	62,496	72,726	132,879
Mandatory dividends, closing date	(36,121)	(43,434)	(79,359)
Other comprehensive income/loss for the period	(5,416)	6,740	12,315
Net income in accordance with U.S. GAAP	109,776	138,745	253,504

Balance at June 30,	1,854,993	1,936,283	3,537,818

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(u) Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing net income by the weighted average number of total shares outstanding.

	Six months periods ended June 30,
	2005	2006

Chilean GAAP (1)	Ch$	Ch$
Earnings per share	0.64	0.77
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1

U.S. GAAP (1)
Earnings per share	0.58	0.74
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1

(1)	Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the calculation of earnings per share.

(v) Article 9 Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The Chilean GAAP balance sheets and income statements have been restated in constant Chilean pesos of June 30, 2006 purchasing power using the adjustment factor arising from the CPI, and are presented in the format prescribed by Article 9 of Regulation S-X. Additionally all adjustments to U.S. GAAP included in paragraph (t) have been incorporated.

The principal reclassifications which were made to the primary Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.

2.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to non interest income under Article 9.

3.	Presentation of forward contracts classified based on the existence of legal right to offset.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The following balance sheets as of June 30, 2005 and 2006 have been prepared in accordance with U.S. GAAP, except for the inclusion of price-level restatement permitted under item 18 of Regulation S-X , and are presented in accordance with the requirements of Article 9.

	As of June 30,

	2005	2006

	MCh$	MCh$
ASSETS
Cash and due from banks	1,200,847	855,315
Interest bearing deposits	249,446	707,566
Investments under agreements to resell	56,758	181,925
Investments:
Trading Investments	914,725	863,419
Available-for-sale investments	465,279	543,136

Sub-total	2,887,055	3,151,361

Loans	8,949,891	10,274,777
Unearned income	(117,961)	(138,671)
Allowance for loan losses	(169,897)	(139,493)

Loans, net	8,662,033	9,996,613

Premises and equipment, net	240,081	246,564
Goodwill, net	799,070	798,703
Intangibles, net	78,953	75,366
Derivatives	163,888	325,163
Foreign exchange transactions	434,745	106,675
Real time gross settlement	273,050	28,657
Other assets	421,627	343,023

Total Assets	13,960,502	15,072,125

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non interest bearing	2,632,209	2,367,553
Interest bearing	5,470,467	6,646,220

Total deposits	8,102,676	9,013,773

Short-term borrowings	1,181,786	1,751,200
Investments sold under agreement to repurchase	280,039	149,641
Derivatives	161,921	289,098
Foreign exchange transactions	425,593	102,200
Other liabilities	275,244	167,091
Long-term debt	1,676,710	1,661,397

Sub-total	4,001,293	4,120,627

Minority interest	1,540	1,442
Common stock	754,370	754,467
Other shareholders’ equity	1,100,623	1,181,816

Total Liabilities and Shareholders’ Equity	13,960,502	15,072,125

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Total assets set forth in the basic Chilean GAAP balance sheets are reconciled to total assets in the Article 9 balance sheets above as follows:

	As of June 30,

	2005	2006

	MCh$	MCh$

Total assets of the Bank under Chilean GAAP	13,984,128	15,206,926
Elimination of offsetting assets and liabilities:
Contingent loans	(970,130)	(1,030,589)
U.S. GAAP adjustments (1)	946,504	895,788

Total assets under Article 9 presentation	13,960,502	15,072,125

(1)	These net assets represent those which differ in recorded cost from Chile GAAP or are non-existent in Chile GAAP.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The following income statements have been prepared in accordance with U.S. GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of Regulation S-X :

	Six month periods ended June 30,

	2005	2006

	MCh$	MCh$
Interest income
Interest and fees on loans	401,641	507,683
Interest on investments	54,037	53,947
Interest on deposits with banks	7,274	20,822
Interest on investments under agreement to resell	675	362

Total interest income	463,627	582,814

Interest expense
Interest on deposits	(85,975)	(153,000)
Interest on investments under agreement to repurchase	(12,735)	(14,441)
Interest on short-term debt	(32,701)	(43,226)
Interest on long-term debt	(52,328)	(47,491)
Interest on other borrowed funds	(1,104)	(1,243)
Price level restatement (1)	(4,956)	(7,467)

Total interest expense	(189,799)	(266,868)

Net interest income	273,828	315,946

Provision for loan losses	(31,233)	(47,231)

Net interest income after provision for loan losses	242,595	268,715

Other income
Fees and commissions, net	34,453	35,032
Gain on trading activities	29,173	76,468
Net gains (losses) on foreign exchange activities	(1,745)	(47,657)
Other	14,422	7,845

Total other income	76,303	71,688

Other expenses
Salaries	(70,287)	(73,137)
Net premises and equipment expenses	(23,312)	(24,409)
Administration expenses	(42,994)	(48,022)
Other expenses	(46,092)	(27,250)

Total other expenses	(182,685)	(172,818)

Income before income taxes	136,213	167,585
Income taxes	(26,312)	(28,756)
Minority interest	(125)	(84)

Net income	109,776	138,745
Other comprehensive income	(5,416)	6,740
Comprehensive income	104,360	145,485

(1)	The price-level adjustment includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities. As the Bank does not record the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Consolidated statements of cash flows

Under US GAAP, changes in other assets and liabilities such as other receivables, prepaid assets and accruals for salaries and vacations should be presented as cash flows from operating activities. Under Chilean GAAP, these are presented as cash flows from investing activities. Additionally, the non-cash movements related to assets received in lieu of payments are not reported as supplemental information under Chilean GAAP, as usually required under US GAAP.

The consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Regulation S-X. Presentation of the cash flow statements under US GAAP would require additional breakdown of certain line items presented “net” in the Chilean GAAP cash flow. Additionally, for Chilean GAAP purposes, certain items classified as “Other assets” are defined as cash equivalent for cash flow purposes which would also be defined as cash equivalents in the balance sheet in US GAAP. And, lastly gains/losses on trading securities are presented as investing activities in Chilean GAAP while they would be presented as financing activity in US GAAP.

(w) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Six months period ended June 30,

	2005	2006

	MCh$	MCh$

Charge for the period under Chilean GAAP	25,760	29,191
U.S. GAAP Adjustments:
Deferred tax effect of U.S. GAAP adjustments	579	(435)

Charge for the period under U.S. GAAP	26,312	28,756

Deferred tax assets and liabilities for the Bank under U.S. GAAP are summarized as follows:

	As of June 30,

Temporary differences	2005	2006

	MCh$	MCh$
Assets
Interest and indexation for tax purposes	2,706	5,770
Assets received in lieu of payment	542	331
Foreign exchange	-	4,444
Valuation of investments	2,265	-
Allowance for loan losses	20,698	16,371
Other provisions	6,694	12,151
Forward contracts	267	588
Leasing assets	10,696	8,613
Others	-	36

Total deferred tax assets	43,868	48,304

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Liabilities
Foreign exchange	(3)	-
Valuation of investments	-	(561)
Deferred expenses	(2,703)	(1,739)
Others	(1,811)	(3,694)

Total deferred tax liabilities	(4,517)	(5,994)

Net deferred tax assets	39,351	42,310

The Bank has not recorded a valuation allowance against any of its deferred tax assets as it believes that it is more likely than not that it will recover their value.

The U.S. GAAP provision for income taxes differs from the amount of income tax provision determined by applying the Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	2005	2006

	MCh$	MCh$

Chilean taxes due at the statutory rate	23,135	28,475
Increase (decrease) in rates resulting from:
Non-taxable income	(3,734)	(3,167)
Non-deductible expenses	4,953	1,475
Amortization of intangibles	1,958	1,973

At effective tax rate	26,312	28,756

The Chilean statutory first category (corporate) income tax rate was 17% for the six-month periods ended June 30, 2005 and 2006.

(x) Accumulated other comprehensive income

The Bank presents accumulated other comprehensive income and its components with the objective of reporting a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The following represents accumulated other comprehensive income of the Bank, net of deferred taxes as of June 30, 2005 and 2006:

	As of June 30, 2006

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	MCh$	MCh$	MCh$

Beginning balance	(21,373)	3,632	(17,741)
Price-level restatement (1)	(242)	42	(200)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Unrealized gains on securities available for sale:
Unrealized gains arising during the period	7,141	(1,214)	5,927
Less: reclassification adjustment for gains included in net income	979	(166)	813

Net unrealized gains	8,120	(1,380)	6,740

Ending balance	(13,495)	2,294	(11,201)

	As of June 30, 2005

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	MCh$	MCh$	MCh$
Beginning balance	6,353	(1,080)	5,273
Price-level restatement (1)	(56)	10	(46)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(6,091)	1,035	(5,056)
Less: reclassification adjustment for net gains/losses included in net
income	(434)	74	(360)

Net unrealized gains	(6,525)	1,109	(5,416)

Ending balance	(228)	39	(189)

(1)	Reflects the effect of inflation on the accumulated other comprehensive income at the beginning of each period, adjusted to constant pesos as of June 30, 2006.

(y) Segment Information

The following disclosure of segment information is not required for presentation in the financial statements under Chilean GAAP, however in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Bank discloses the following segment information based on the management approach. The Bank’s internal organization is structured on the basis of the client segments the Bank serves. We provide a full range of financial services to corporate and individual customers. We divide clients in this segment into the following segments:

Retail is comprised of individuals and small business clients that are defined as follows:

Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$120,000 (US$219) and Ch$400,000 (US$ 731), which are served through our Banefe branch network. This segment accounts for 4.9% of our loans as of June 30, 2006. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$400,000 (US$731). Clients in this segment account for 36.5% of our loans as of June 30, 2006 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

Small businesses, consisting of small companies with annual sales less than Ch$1,200 million (US$2.2 million). As of June 30, 2006, small companies represented approximately 14.4% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The Middle-market is comprised of mid-sized companies, companies in the real estate sector and large companies that are defined as follows:

Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$2.2 million) and up to Ch$3,500 million (US$6.4 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of June 30, 2006, these clients represented 7.2% of our total loans outstanding.

Real estate. This segment also includes all companies in the real estate sector. As of June 30, 2006, these clients represented 4.0% of our total loans outstanding. To clients in the real estate sector we offer apart from traditional banking services, specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

Large companies, consisting of companies with annual sales over Ch$3,500 million (US$6.4 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of June 30, 2006, these clients represented 9.1% of our total loans outstanding.

The Wholesale segment is defined as follows:

Wholesale banking, consisting of companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$6.4 million). As of June 30, 2006, these clients represented 16.8% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

The Institutional segment is defined as follows:

Institutional lending, consisting mainly of institutional corporations such as universities, government agencies, municipalities and regional governments. As of June 30, 2006 , these clients represented 1.8% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

The Treasury Division is defined as follows:

Treasury Division, provides sophisticated financial products mainly to companies in the wholesale banking and the Middle market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages the Bank’s trading positions as well as the non-trading investment portfolio.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The Bank’s Leasing subsidiary has also been segmented into the general categories. The subsidiary Santander S.A. Agente de Valores is included in the Treasury Division and the mutual fund and insurance brokerage subsidiary are included in the various sub-segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting principles, and are customized to meet the needs of management of the Bank. The Bank derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segments. No balance sheet segment information is prepared or distributed.

The table below sets forth our lines of business and certain statistical information relating to each of them as of the June 30, 2005 and 2006.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

For the six month period ended June 30, 2006 (millions of constant Ch$as of June 30, 2006)

Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)

Individuals	4,621,147	150,838	51,130	(42,660)	-	159,308
Santander Banefe	542,011	47,069	10,705	(21,105)	-	36,670
Middle-upper income	4,078,738	103,728	40,425	(21,614)	-	122,538
Santiago Leasing	398	41	-	59	-	100

SMEs	1,684,315	57,202	13,179	(7,689)	-	62,692

Total Retail	6,305,462	208,040	64,309	(50,349)	-	222,000

Middle-market	2,614,278	29,531	6,578	1,183	-	37,292
Mid-sized companies	899,882	14,462	3,226	(1,007)	-	16,681
Real estate	552,241	3,706	717	2,191	-	6,614
Large companies	1,160,247	11,166	2,635	(284)	-	13,517
Santiago Leasing	1,908	197	-	283	-	480

Wholesale	1,873,121	17,015	3,770	1,021	-	21,806

Institutional	213,483	4,444	588	473	-	5,505

Treasury (4)	2	39,693	683	-	32,852	73,228

Others (5)	146,725	415	2,169	441	-	3,025

Total	11,153,071	299,138	78,097	(47,231)	32,852	362,856

Other operating income (losses), net (6)						(16,903)
Other income and expenses						(18,973)
Operating expenses						(145,544)
Price level restatement						(7,466)
Net income before taxes						173,970

(1)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(2)	Includes the net gains from trading and mark-to-market and foreign exchange transactions net
(3)	Equal to net interest revenue plus fee income minus allowances for loan losses plus financial transactions.
(4)	Includes Santander S.A. Agente de Valores
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.
(6)	Includes other operating income and other operating expenses

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

For the six month period ended June 30, 2005 (millions of constant Ch$as of June 30, 2006)

Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)

Individuals	3,883,212	132,119	42,801	(26,268)	-	148,652
Santander Banefe	451,002	40,798	6,865	(12,122)	-	35,541
Middle-upper income	3,430,638	91,225	35,936	(14,181)	-	112,980
Santiago Leasing	1,572	96	-	35	-	131

SMEs	1,322,714	43,230	8,929	(5,701)	-	46,458

Total Retail	5,205,926	175,349	51,730	(31,969)	-	195,110

Middle-market	2,275,715	27,198	5,509	659	-	33,366
Mid-sized companies	785,561	13,086	2,629	(984)	-	14,731
Real estate	463,511	4,346	965	(449)	-	4,862
Large companies	1,019,096	9,304	1,915	1,922	-	13,141
Santiago Leasing	7,547	462	-	170	-	632

Wholesale	1,941,695	17,283	4,169	840	-	22,292

Institutional	166,975	2,960	640	17	-	3,617

Treasury (4)	2	36,914	670	-	23,054	60,638

Others (5)	193,679	356	2,382	261	-	2,999

Total	9,783,992	260,060	65,100	(30,192)	23,054	318,022

Other operating income (losses) (6)						(10,018)
Other income and expenses						(20,318)
Operating expenses						(136,568)
Price level restatement						(4,956)
Net income before taxes						146,162

(1)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(2)	Includes the net gains from trading and mark-to-market and foreign exchange transactions net
(3)	Equal to net interest revenue plus fee income minus allowances for loan losses plus financial transactions.
(4)	Includes Santander S.A. Agente de Valores
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.
(6)	Includes other operating income and other operating expenses

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(z) Estimated Fair Value of Financial Instruments

The estimated fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using present values or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discounts rate, estimates of future cash flows and prepayment assumptions. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

In addition, the estimated fair values presented below do not attempt to estimate the value of the Bank’s revenue generating businesses and anticipated future business activities, and therefore do not represent the Bank’s value as a going concern.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

•       Cash and due from banks

The book value of cash and due from banks approximates its estimated fair value due to the short-term nature of these instruments.

•       Spot foreign exchange transactions

The book value of spot foreign exchange transactions approximates its estimated fair value due to the short-term nature of these instruments.

•       Financial investments, investments under agreements to repurchase and investments under agreements to resell

The estimated fair value of these financial instruments was determined using either quoted market prices or dealer quotes where available, or quoted market prices of financial instruments with similar characteristics. Investments maturing in less than one year are valued at book value because they are, due to their relatively short period to maturity, considered to have a fair value which is not materially different from their book value.

•       Loans

For variable-rate loans that reprice frequently and have no significant change in credit risk, estimated fair values are based on book values. The estimated fair-values for certain mortgage loans, credit card loans, and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics. Fair values of commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-accruing loans are estimated using discounted cash flow analyses arising from the liquidation of the underlying collateral values, where applicable (or other expected sources of payments), at an estimated discount rate.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

•       Deposits

The fair value disclosed for non-interest bearing deposits and savings accounts is the amount payable at the reporting date and, as a result, is equal to the carrying amount. Fair value for time deposits is estimated using a discounted cash flow calculation that applies interest rates currently offered to a schedule of aggregated expected monthly maturities on time deposits. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

•       Chilean Central Bank borrowings, Mortgage finance bonds and Other borrowings

The fair value of these financial instruments is estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements with similar remaining maturities.

•       Derivative instruments

The estimated fair value of foreign exchange forward contracts was determined using quoted market prices of financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank would expect to receive or pay to terminate the contracts or agreements, taking into account current interest rates.

As no quoted market prices are available for the interest rate swap, cross currency swap and forward exchange rate instruments held by the Bank, such estimates have been estimated using modeling and other valuation techniques.

The estimated fair values of financial instruments are as follows:

	As of June 30,

	2005		2006

	Carrying amount (1)	Estimated fair value	Carrying amount (1)	Estimated fair value

	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	1,200,847	1,200,847	855,315	855,315
Interest bearing deposits	249,446	249,446	707,566	707,566
Investment under agreements to resell	56,758	56,758	181,925	181,925
Financial investments	1,380,004	1,380,004	1,406,555	1,406,555
Loans, net (2)	8,662,033	8,164,701	9,996,613	9,791,546
Derivatives instruments	131,659	163,888	325,163	325,163

LIABILITIES
Deposits	8,102,676	7,610,734	9,013,773	8,934,195
Investments under agreements to repurchase	280,039	280,039	149,641	149,641
Short and long-term debt	2,858,496	2,935,601	3,412,597	3,453,576
Derivative financial instruments	115,850	161,921	289,098	289,098

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(1) Carrying amounts correspond to Chilean GAAP figures plus US GAAP adjustments described in paragraph (t) which are shown in Article 9 balance sheet paragraph (v).

(2) The amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(aa) Obligations Arising From Lease Commitments

The bank leases certain premises, which are accounted for as operating leases. The amounts payable under the terms of the leases, which are not reflected on the consolidated balance sheets, are shown in the following table and reflect future rental expenses in constant Chilean pesos as of June 30, 2006:

As of June 30,
2006

MCh$

Due within 1 year	7,965
Due after 1 year but within 2 years	7,233
Due after 2 years but within 3 years	6,254
Due after 3 years but within 4 years	3,096
Due after 4 years but within 5 years	1,511
Due after 5 years	528

Total	26,587

The rental expense on premises for the Bank was MCh$4,974 and MCh$5,420 for the six-month period ended June 30, 2005 and 2006, respectively.

(ab) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets on the Bank’s Chilean GAAP balance sheets under the caption “Contingent loans” (See note 5).

	As of June 30, 2006 Book value	As of June 30, 2006 Contract amount

	MCh$	MCh$
Standby letters of credits	126	168,191
Foreign office guarantees	1,243	505,027
Performance bond	365	267,349

Total	1,734	940,567

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Guarantees in the form of performance bonds, standby letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Bank for performance bonds. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness.

The expiration of guarantees per period is as follows:

	As of June 30, 2006
	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 5 years MCh$	Due after 5 years MCh$	Total MCh$
Standby letters of credits	117,564	27,755	22,872	-	168,191
Foreign office guarantees	476,150	28,027	850	-	505,027
Performance bonds	266,973	375	1	-	267,349

Total	860,687	56,157	23,723	-	940,567

(ac) Recent accounting pronouncements

•

On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP, which is effective for reporting periods beginning after December 15, 2005, replaces the impairment evaluation guidance (paragraphs 10-18) of EITF issue No.03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, with references to existing other-than-temporary (OTT) impairment guidance. The FSP also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The adoption of this FSP did not have a material effect on the Bank’s consolidated financial position, results of operations or cash flows.

•

In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Account Principles Board Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

•	On February, 2006, the FASB issued SFAS No. 155 “ Accounting for Certain Hybrid Financial Instruments” an amendment at FASB Statements No. 133 and 140. This Statement:

	a.	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

	b.	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

	c.	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

	d.	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

	e.	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of anentity’s first fiscal year that begins after September 15, 2006. The fair value election provided for inparagraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financialinstruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of thisStatement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entityhas not yet issued financial statements, including financial statements for any interim period for thatfiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date ofadoption on an instrument-by-instrument basis.

•	On March, 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets” an amendment at FASB Statements No.140. This Statement requires:

	1.	An entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:
	a.	A transfer of the servicer’s financial assets that meets the requirements for sale accounting
	b.	A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.
	c.	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
	2.	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
	3.	Permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:
	a.	Amortization method- Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date.
b.

Fair value measurement method - Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	4.	At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

	5.	Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

An entity should adopt this Statement as of the beginning of its first fiscal year that begins afterSeptember 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, providedthe entity has not yet issued financial statements, including interim financial statements, for any periodof that fiscal year. The effective date of this Statement is the date an entity adopts the requirements ofthis Statement.

•

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes, and transitional requirements upon adoption of FIN 48. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of the adoption of FIN 48 on our consolidated financial position and results of operations.

•

On September, 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.
However, for some entities, the application of this Statement will change current practice. Fair ValueMeasurements, is effective for financial statements issued for fiscal years beginning after November 15,2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that thereporting entity has not yet issued financial statements for that fiscal year, including any financialstatements for an interim period within that fiscal year.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

•	On September, 2006, the FASB issued SFAS No. 158 “Accounting for Defined Benefit Pension and Other Postretirement Plans” an amendment of FASB statements No. 87, 88, 106 and 132 (reviewed).

This Statement improves financial reporting by requiring an employer to recognize the overfunded orunderfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an assetor liability in its statement of financial position and to recognize changes in that funded status in the yearin which the changes occur through comprehensive income of a business entity or changes inunrestricted net assets of a not-for-profit organization. This Statement also improves financial reportingby requiring an employer to measure the funded status of a plan as of the date of its year-end statementof financial position, with limited exceptions. The required date of adoption of the recognition anddisclosure provisions of this Statement differs for an employer that is an issuer of publicly traded equitysecurities (as defined) and an employer that is not. For purposes of this Statement, an employer isdeemed to have publicly traded equity securities if any of the following conditions is met: The employerhas issued equity securities that trade in a public market, which may be either a stock exchange(domestic or foreign) or an over-the-counter market, including securities quoted only locally orregionally. The employer has made a filing with a regulatory agency in preparation for the sale of anyclass of equity securities in a public market.

The Bank does not believe these pronouncements will have a material effect on its results of operations,cash flows, or financial position.

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